jll.com

Notice of 2023 Annual Meeting of Shareholders and Proxy Statement

Jones Lang LaSalle Incorporated





April 14, 2023

Dear Fellow Shareholders:

You are invited to the 2023 Annual Meeting of Shareholders of Jones Lang LaSalle Incorporated which is currently scheduled to take place on Thursday, May 25, 2023, beginning at 10:00 a.m., Central Time.

Our annual shareholders meeting will be conducted online in a virtual meeting format via live audio webcast. The accompanying 2023 Proxy Statement contains information about attending the 2023 Annual Meeting online. You will not be able to attend the 2023 Annual Meeting physically in person.

At this year's meeting, we will vote on the proposals detailed in the accompanying Proxy Statement.

Meeting Attendance and Voting

Your vote is very important to us. We genuinely hope you will join us online at our 2023 Annual Meeting of Shareholders. If you are not able to join us, please cast your vote as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet, by telephone or by mail, as promptly as possible.

We expect to mail the Notice of Internet Availability of Proxy Materials to our shareholders on or about April 14, 2023. The proxy materials we furnish on the Internet include our 2023 Proxy Statement and our 2022 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2022.

Changes to our Board

On behalf of the Board and JLL, we would like to thank Samuel A. Di Piazza, Jr. for serving as a Director since 2015. Mr. Di Piazza is not standing for re-election for another term. His valuable contributions as a Director greatly benefitted the Board and our company.

As always, we appreciate your continued interest in JLL.

Sincerely,

Bobby Mehta
Chairman of the Board of Directors

Christian Ulbrich
Chief Executive Officer



Notice of 2023 Annual Meeting
of Shareholders

 **When**
Thursday, May 25, 2023
10:00 a.m., Central Time

 **Virtual Meeting**
Via live audio webcast at
www.virtualshareholder
meeting.com/JLL2023

 **Record Date**
Shareholders as of
March 31, 2023
are entitled to vote

Virtual meeting format

The 2023 Annual Meeting will be conducted online through a live audio webcast. We initially adopted a virtual meeting format during the first year of the COVID-19 pandemic and continue to believe that this practice facilitates stockholder attendance and enables stockholders to participate fully, equally, and safely from any location around the world, at no cost. The accompanying Proxy Statement contains information about participating in the 2023 Annual Meeting online. You will not be able to attend the 2023 Annual Meeting physically in person.

Items of business

At the 2023 Annual Meeting of Shareholders of Jones Lang LaSalle Incorporated (JLL or the Company), shareholders will be asked to vote on the following proposals:

1. Election of the twelve Director nominees identified in the 2023 Proxy Statement;

2. Approval, on an advisory basis, of our executive compensation (known as "say-on-pay");

3. Approval, on an advisory basis, of the frequency of future executive compensation votes (known as "say-on-frequency");

4. Approval of the Second Amended and Restated 2019 Stock Award and Incentive Plan; and

5. Ratification of the appointment of KPMG LLP as JLL's independent registered public accounting firm for the year ending December 31, 2023.

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

Other Important Information

You can vote if you were a shareholder of record at the close of business on Friday, March 31, 2023, or if you hold a proxy from such a shareholder. If you are eligible to vote at the virtual 2023 Annual Meeting you will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting via live audio webcast. Shareholders of record may also view the list of registered holders entitled to vote at our 2023 Annual Meeting on the virtual meeting website.

It is important that your shares be represented and voted at the 2023 Annual Meeting. You can vote your shares on the Internet, by telephone or by completing and returning your proxy or voting instruction card. Submitting your proxy by one of these methods will ensure your representation at the 2023 Annual Meeting regardless of whether you attend online.

More information about attending the 2023 Annual Meeting online and voting before and at the meeting is provided on the next page.

We will provide the Notice of Internet Availability of Proxy Materials, electronic delivery of the proxy materials or mailing of the 2023 Proxy Statement, the 2022 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 14, 2023.

By Order of the Board of Directors

Alan K. Tse

Chief Legal Officer and Corporate Secretary
April 14, 2023

Your Vote Matters: How to Vote

By phone	Online before the meeting	By mail	Online during the meeting
			
You can vote your shares by calling **1-800-690-6903** (toll-free in the U.S. and Canada).	Go to **www.proxyvote.com** and follow the instructions.	Complete, sign and date the proxy card, and return it in the enclosed postage pre-paid envelope.	Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website.

Attending the 2023 Annual Meeting Webcast

You are entitled to attend the virtual 2023 Annual Meeting online only if you were a shareholder of record at the close of business on Friday, March 31, 2023—the Record Date—or you hold a valid proxy for the 2023 Annual Meeting.

We encourage you to log into the website and access the 2023 Annual Meeting webcast early. Online access to the 2023 Annual Meeting webcast at www.virtualshareholdermeeting.com/JLL2023 will open at approximately 9:45 a.m., Central Time, on May 25, 2023.

Shareholders of Record (shares are registered in your name)

If you were a shareholder of record of JLL common stock at the close of business on the Record Date, you are eligible to attend the meeting, vote, change a prior vote, and submit questions. To access the meeting, visit www.virtualshareholdermeeting.com/JLL2023 and follow the prompts, which will ask you to enter your 16-digit control number. The control number is shown in a box on your proxy card or, if applicable, shown in the Notice of Internet Availability of Proxy Materials.

Beneficial Shareholders (shares are held in the name of a bank, broker, or other institution)

If you were a beneficial shareholder of JLL common stock as of the Record Date (i.e., you hold your shares through a broker or other intermediary), you may submit your voting instructions through your broker or other intermediary. To access the meeting, visit www.virtualshareholdermeeting.com/JLL2023 and use your 16-digit control number. You may vote your shares at the meeting or change a prior vote and submit questions. If you are a beneficial shareholder but do not have a control number, you may gain access to the meeting by contacting your broker or by following the instructions included with your proxy materials.

Asking Questions

If you are a shareholder of record or a beneficial shareholder, you may submit questions in writing during the meeting through the meeting portal at www.virtualshareholdermeeting.com/JLL2023 using your 16-digit control number. We will attempt to answer as many questions as we can during the meeting. Similar questions on the same topic will be answered as a group. Questions related to individual shareholders will be answered separately by our shareholder relations team. Our replies to questions of general interest, including those we are unable to address during the meeting, will be published on our Investor Relations website after the meeting.

Control Number

Your 16-digit control number appears in a box on your proxy card, in our Notice of Internet Availability of Proxy Materials, or in the instructions that accompanied your proxy materials. If you do not have a 16-digit control number, you may gain access to the meeting by contacting your broker or by following the instructions included with your proxy materials.

Technical Support

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the phone number displayed on the virtual meeting website on the meeting date.

Contents

About JLL

Our organizational purpose

We shape the future of real estate for a better world

Who we are

We are a leading professional services firm that specializes in real estate and investment management. We shape the future of real estate for a better world by using the most advanced technology to create rewarding opportunities, amazing spaces and sustainable real estate solutions for our clients, our people and our communities.



Clients

We continue to enhance our comprehensive service offering to create real value for our clients. Guided by our Beyond strategy, we are making continued investments in advanced client relationship management processes and tools, ensuring we can quickly assemble the best multidisciplinary teams and expertise tailored to meet each client's requirements.



Brand

We continue to strengthen and expand awareness of our brand beyond the traditional real estate sector, with a focused goal in our Beyond strategic vision to reach more CEOs and other senior decision makers.



Technology

We embrace technology to deliver value for our clients, people and shareholders. Technology is core to our growth strategy as reflected in our significant investments in JLL Technologies. With a comprehensive portfolio of purpose-built solutions, unparalleled industry expertise and leading-edge, venture-backed companies, JLL Technologies enables organizations to achieve exceptional building performance, accelerate the path to net zero and optimize spaces for the future of work.



People & Values

People are at the heart of our business. We are dedicated to helping our people SEE A BRIGHTER WAY by enabling them to explore new opportunities, build expertise, create long-term careers, and draw inspiration through working with talented colleagues and clients. Our commitment to promoting and achieving true diversity and inclusion is exemplified by achieving 25% female representation amongst our top 100 leaders. Our people are committed to the core values of teamwork, ethics and excellence. These values are the foundation of our organization. Clients, employees, business partners and potential recruits are strongly attracted to these values and to our commitment to exemplary standards for ESG, including ambitious goals and regular transparent reporting.



Sustainability

With the built environment responsible for around 40% of carbon emissions according to the International Energy Agency, the real estate industry must play a central role in enabling companies, communities and cities to deliver their net zero goals. More broadly, ESG is now a major priority for our investor and occupier clients who are looking to reduce investment risk and increase their resilience in the face of global social and environmental challenges. JLL has established comprehensive global capabilities delivering sustainability advice and solutions to clients around the world and advocating ambitious target setting and delivery to ensure the real estate industry plays its part in achieving a sustainable global future for all.



Growth

Our Beyond priorities for Clients, Brand, Technology, People & Values and Sustainability combine to provide an integrated strategic vision and platform for growth. This vision is supported by our commitment to enhance productivity, optimize sustainable and profitable long-term growth, and create value for all of our stakeholders. It embraces our opportunity to play a leading role in understanding and guiding the future of work, workplaces and cities, while enabling clients and communities to deliver on their sustainability targets and ambitions. It recognizes and leverages the vital part continuing innovations in data and technology will play, ensuring JLL has the products and data-driven insights to lead this wave of change.

What we do

We are driven to shape the future of real estate for a better world. We do this by addressing the needs of real estate owners, occupiers and investors, leveraging our deep real estate expertise and experience to provide clients with a full range of services on a local, regional and global scale.



Markets Advisory
Enabling stronger decision-making with proprietary intelligence

We solve clients' complex challenges by combining global market expertise with world-class research to identify superior opportunities and inform smarter decision-making.



Work Dynamics
Shaping a better world of work

Our world-class team of workplace, facilities and portfolio experts create custom strategies to improve efficiency, optimize performance, and shape the future of work through human-centric design.



LaSalle
Leading the world of real estate investment management forward

Our trusted advisors partner with leading institutional and individual investors to embrace unseen real estate investment opportunities.



Capital Markets
Creating a world of opportunity

As a full-service global provider of capital solutions, we combine the unique knowledge of our people with cutting-edge technology to unveil insights.



JLL Technologies
Pioneering intelligent real estate

Helping organizations transform the way they acquire, manage, operate and experience space for the better through the strategic application of emerging technologies and data capture.

2022 Business highlights

Revenue	Fee Revenue*	Net Income attributable to common shareholders
$20.9 billion	**$8.3 billion**	**$654.5 million**
↑ 8% from 2021	↑ 4% from 2021	↓ 32% from 2021

People	Capital returned to shareholders	Investment-grade credit ratings
103,000	**$601 million**	**BBB+**
colleagues in over 80 countries	via share repurchases	Standard & Poor's Ratings Services
		Baa1
		Moody's Investors Services

* Fee Revenue is a non-GAAP financial measure, which is described in more detail in Annex A to this Proxy Statement. See Annex A to this Proxy Statement for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.



2022 Revenue Breakdown

By Segment:
- 21% Markets Advisory
- 12% Capital Markets
- 64% Work Dynamics
- 2% LaSalle
- 1% JLLT

By Country:
- 2.8% India
- 5.3% Greater China
- 5.7% Australia
- 7.5% United Kingdom
- 58.6% United States
- 2.8% Canada
- 2.5% France
- 1.8% Singapore
- 1.4% Germany
- 11.6% Other

Human capital

Our human capital strategy supports a diverse and inclusive workforce with training and career advancement programs, competitive benefits, incentives, well-being, and health and safety.

Diversity, Equity and Inclusion		Training and Development		Well-being, Health and Safety
• Our vision is for a culture where differences are valued, people feel they belong, and authenticity thrives across the communities where we live and work. We enhanced our commitment to DEI by revamping our strategy to focus on talent, culture and clients. • In 2022, three of our largest eight countries were led by female CEOs. • We supported Business Resource Groups to provide platforms to navigate career development and facilitate networking. • We continued programs to help reduce financial obstacles to the real estate profession through our college loan repayment program and an investment fund to supplement entry-level compensation for those with commission-based salaries.		• We defined our core capabilities and leadership behaviors to drive near and long-term success. • We assess our employees based on these capabilities for participation in our award-winning development platform, Real Leadership. • Real Leadership is an end-to-end platform that helps our employees grow their leadership skills from frontline to executive, serving over 10,000 employees worldwide with 10 different programs including partnerships with Harvard, Stanford, Cambridge University, IMD Business School and other prestigious partners. • We continue to upskill our workforce on future-focused skills through our JLL Virtual Learning Library. Nearly 90,000 employees annually have participated in these virtual on-demand offerings. • Our employees have consumed more than two million learning assets.		• In 2022, we refreshed our JLL well-being framework, consisting of four pillars: physical, mental, financial and inclusion. • Our health and safety program is aligned to the principles of ISO 45001. • Through our safety vision, and education programs like Global Safety Week, in 2022 we achieved lower than average accident rates per OSHA guidelines. There were zero JLL employee workplace fatalities in 2022. • JLL continues to be committed to providing healthy workplaces for our people, and by the end of 2022 JLL had a total of five WELL Platinum Certified and one WELL Gold Certified Office. JLL's WELL at Scale program covers 4.3 million square feet, impacting more than 35,000 employees in over 270 offices worldwide.

Corporate sustainability

We partner with our stakeholders to drive impactful change by embedding sustainability into everything we do. JLL's sustainability program delivers impact on climate action for sustainable real estate, healthy spaces for all people, and inclusive places for thriving communities. JLL's most recent Global Sustainability Report is available on the Sustainability page of our website at *https://www.us.jll.com/en/about-jll/our-sustainability-leadership*. In the report you can find the latest information on JLL's sustainability efforts including our progress to achieve our ambitious net zero climate goals and progress on other related sustainability commitments. Also included is information on key reporting initiatives including our Task Force for Climate-related Financial Disclosure reporting and our Sustainability Accounting Standards Board disclosure.

Awards and recognition

In 2022 and the beginning of 2023, we earned numerous awards and recognitions that reflect our commitment to sustainability, the quality of the services we provide to our clients, the integrity of our people, and our desirability as a place to work, including being named:

- An Energy Star Sustained Excellence Award recipient, by the U.S. Environmental Protection Agency, for the eleventh consecutive year.
- One of America's Most Responsible Companies by Newsweek, for the fourth consecutive year.
- One of the World's Most Ethical Companies by the Ethisphere Institute, every year since 2008.
- One of the World's Most Admired Companies by Fortune Magazine, for the seventh consecutive year.
- A recipient of Procter & Gamble's (P&G) first-ever Supplier Sustainability Award, recognizing external business partners who play a pivotal role in protecting the planet.
- To the Human Rights Campaign Foundation's Corporate Equality Index, a benchmarking survey on corporate policies and practices related to LGBTQ workplace equality, with a perfect score, for the eighth consecutive year.
- One of America's Best Employers for Diversity by Forbes, for the fourth consecutive year.
- A Military Friendly Employer by Viqtory, Inc., for the sixth consecutive year.

- One of the Best Places to Work for Disability Inclusion by the Disability Equality Index, for the fourth consecutive year.
- One of America's most JUST companies by Forbes/Just Capital.
- A member of Seramount's Inclusion Index, recognizing our dedication and progress to creating an inclusive workplace.
- One of The World's Most Female-Friendly Companies by Forbes.
- One of Seramount's Best Companies for Multicultural Women.
- A recipient of the Best Employers Award for Excellence in Health and Well-being by Business Group on Health.
- One of America's 100 Most Sustainable Companies by Barron's for the fourth consecutive year.
- Best Compliance and Ethics Program by Corporate Secretary Magazine.
- A member of the Dow Jones Sustainability Index North America, for the seventh consecutive year.
- To the Wall Street Journal's Management Top 250 ranking for the third consecutive year.
- A member of the Bloomberg Gender-Equality Index, for the fourth consecutive year.

Proxy Statement Summary

This summary highlights certain information from this Proxy Statement and does not contain all the information that you should consider. You should read the entire Proxy Statement before voting your shares. For more complete information regarding JLL's 2022 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2022.

 **When**
Thursday, May 25, 2023
10:00 a.m., Central Time

 **Virtual Meeting**
Via live audio webcast at
www.virtualshareholder
meeting.com/JLL2023

 **Record Date**
Shareholders as of
March 31, 2023
are entitled to vote

Virtual meeting format

The 2023 Annual Meeting will be conducted online through a live audio webcast. We believe a virtual meeting format facilitates stockholder attendance and enables stockholders to participate fully, equally, and safely from any location around the world, at no cost. The accompanying Proxy Statement contains information about attending the 2023 Annual Meeting online. You will not be able to attend the 2023 Annual Meeting physically in person.

Shareholder voting matters and recommendations

The following table summarizes the items that will be brought for a vote of our shareholders at the 2023 Annual Meeting, along with our voting recommendations.

Proposal	Vote Required to Adopt the Proposal	Board Recommends	Reasons for Recommendation	More Information
1. Election of the twelve nominees to serve one-year terms on our Board of Directors	Majority of votes cast with respect to each nominee	**For** each nominee	The Board believes the twelve Board nominees possess the skills, experience, and diversity to provide strong oversight for JLL's long-term strategy and operations	See **page 14**
2. Approval, on an advisory basis, of our executive compensation (say-on-pay)	Majority of votes cast	**For**	Our executive compensation programs demonstrate our pay-for-performance philosophy and reflect the input of shareholders	See **page 36**
3. Approval, on an advisory basis, of the frequency of future executive compensation votes (say-on-frequency)	Majority of votes cast (if no majority, we will consider which frequency receives the most votes)	**For** a frequency of One Year	The Board believes that since the intention of the "say-on-pay" vote is to provide a communication vehicle to the Compensation Committee, it is most useful to have a communication that is received on a regular basis and in a timely manner	See **page 36**
4. Approval of the Second Amended and Restated 2019 Stock Award and Incentive Plan	Majority of votes cast	**For**	Equity compensation helps to align the incentives of management and shareholders	See **page 64**
5. Ratification of the appointment of KPMG LLP as JLL's independent registered public accounting firm for the year ending December 31, 2023	Majority of votes cast	**For**	Based on its assessment of KPMG LLP's qualifications and performance, the Audit and Risk Committee believes that retaining KPMG LLP for fiscal year 2023 is in JLL's best interests	See **page 78**

Your Vote Matters: How to Vote

By phone	**Online before the meeting**	**By mail**	**Online during the meeting**
			
You can vote your shares by calling **1-800-690-6903** (toll-free in the U.S. and Canada).	Go to ***www.proxyvote.com*** and follow the instructions.	Complete, sign and date the proxy card, and return it in the enclosed postage pre-paid envelope.	Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website.

Our 2023 Director nominees

Our current Board includes a diverse group of leaders in their respective fields. We believe their varied backgrounds, skills, and experience contribute to an effective and well-balanced Board that is able to provide valuable insight to, and effective oversight of, our senior executive team. All the nominees are currently serving on the Board, including Moses Ojeisekhoba, who joined the Board after our 2022 Annual Meeting. Samuel A. Di Piazza, Jr., who is a current Director, is stepping down as a Director when his term ends at the 2023 Annual Meeting. As a result of these changes, our Board of

Directors will include 12 members, assuming all nominees are elected at the 2023 Annual Meeting. Proxies cannot be voted for a greater number of directors than the 12 nominees identified in this Proxy Statement.

The following table and the charts below provide summary information about each of our Director nominees. You can find more information about each Director's background and experience beginning on page 16.

Name	Age	Director Since	Position	Independent	Audit and Risk	Compensation	Nominating, Governance and Sustainability
Hugo Bagué	62	2011	Former Group Executive, Organisational Resources, Rio Tinto plc	Yes		●	●
Matthew Carter, Jr.	62	2018	Chief Executive Officer, Aryaka Networks, Inc.	Yes		●	★
Tina Ju	58	2021	Founding and managing partner of KPCB China and TDF Capital	Yes	●		●
Bridget Macaskill	74	2016	Chairman of Cambridge Associates LLC and Former Non-Executive Chairman and Chief Executive Officer, First Eagle Holdings, Inc.	Yes	●		●
Deborah H. McAneny	64	2019	Former Executive Vice President, Structured and Alternative Investments, John Hancock Financial Services, Inc.	Yes		★	●
Siddharth (Bobby) Mehta	64	2019	Chairman of the Board, Former President and CEO, TransUnion	Yes	●	●	●
Moses Ojeisekhoba	56	2022	CEO, Reinsurance, Swiss Re	Yes		●	●
Jeetendra (Jeetu) I. Patel	51	2019	Executive Vice President & General Manager, Cisco Systems, Inc.	Yes	●		●
Ann Marie Petach	62	2015	Senior Advisor to the CFO of Google, Inc. and Retired Chief Financial Officer, BlackRock, Inc.	Yes	★		●
Larry Quinlan	60	2022	Former Global Chief Information Officer, Deloitte	Yes	●		●
Efrain Rivera	66	2021	Senior Vice President, Chief Financial Officer, Paychex, Inc.	Yes	●		●
Christian Ulbrich	56	2016	Chief Executive Officer and President, JLL	No			

★ Chair   ● Member

11 of 12	**4 of 12**	**7 of 12**	**7 of 12**	**3 of 3**	**4 of 12**	**4.8**
nominees are **independent**	nominees are **women**	nominees are **ethnically or racially diverse**	nominees were **born or live outside the United States**	committees are **chaired by women or ethnically or racially diverse Board members**	nominees **joined in last 3 years**	years **average tenure** of nominees

Corporate governance highlights

JLL's mission is to deliver exceptional strategic, fully-integrated services, best practices, and innovative solutions for real estate owners, occupiers, investors and developers worldwide. In order to achieve our mission, we strive to establish and maintain an enterprise that will sustain itself over the long term for the benefit of all of our stakeholders, including clients, shareholders, employees, suppliers and the communities in which we operate. Accordingly, we are committed to effective corporate governance that reflects best practices and the highest level of business ethics. That commitment, informed by feedback offered during our shareholder engagement efforts, has prompted us to adopt the corporate governance policies and practices summarized below.

Corporate governance policies and best practices

Board Practices

- All non-executive Directors are independent (11 of 12 Board nominees at 2023 Annual Meeting are independent)
- Separate non-executive Chairman of the Board and Chief Executive Officer roles
- Annual Board and committee self-evaluation, including bi-annually by an outside facilitator
- Highly diverse Board across gender, ethnicity, and experience
- Regular evaluation of Director compensation
- Significant engagement with employees, senior management, and clients, which takes place across our major offices globally
- Directors not "over-boarded"

- No perquisites to Board members
- Board orientation/education program
- Company Code of Ethics applicable to Directors
- Policy requiring approval by the Nominating, Governance and Sustainability Committee of any related party transactions
- Regular succession planning for both management and the Board
- Compensation program for Directors with no separate meeting fees
- Independent Directors meet without management present at each in-person meeting
- Approximately 65% of base Board compensation is in JLL stock

Shareholder Practices

- Annual election of Directors
- Majority voting in Director elections
- No poison pill in effect
- Proxy access right
- Process for shareholders to communicate with the Board
- Active shareholder engagement
- Right of shareholders owning 30% of outstanding shares to call a special meeting of shareholders for any purpose
- Annual shareholder "say-on-pay" vote for executive compensation

Other Best Practices

- Clawback policy
- Stock ownership guidelines for Directors and executives
- Policy against pledging and hedging JLL stock
- Disclosure committee for financial reporting
- Increasingly sophisticated integrated reporting and corporate sustainability reporting
- Corporate compliance program
- Policy against political contributions in the Company's name

Components of our executive compensation program

Our executive compensation program for our Global Executive Board (**GEB**) consists of a mix of fixed pay, short-term and long-term incentive compensation. We believe our compensation program enables us to attract and retain top-quality executives who are motivated to act in the best interests of our shareholders, clients, staff and other stakeholders. Our primary focus is on long-term incentive compensation to align with shareholder interests, and our annual incentive plan is designed as a supplement to drive business objectives in the near term.

Base Salary	**+**	**Annual Incentive Plan (AIP)**	**+**	**Long-Term Incentive Plan (LTIP)**
Competitive pay to attract and retain talented executives		An opportunity to earn an annual cash award based on our annual financial performance and the achievement of high-priority business objectives		An opportunity to earn company stock, primarily in the form of performance share units, to align management's interests with long-term shareholders' interests

**2022 CEO
Compensation Mix at Target**



**2022 Other Named Executive Officers
Compensation Mix at Target**



● Long-Term Incentive Plan ● Annual Incentive Plan ● Base Salary



Corporate Governance

Proposal 1 - Election of Directors

Our Board is presenting 12 nominees for election as Directors at our 2023 Annual Meeting. Each nominee currently serves as a Director. Moses Ojeisekhoba, who was appointed as a Director in December 2022, is being presented as a nominee for election as a Director for the first time. Mr. Ojeisekhoba was identified and recommended by an independent third-party search firm.

Each Director elected will serve until the next annual meeting and until a successor is duly elected and qualified. Each nominee has consented to being named in this Proxy Statement and to serving as a Director, if elected.

How we select Directors

Identifying and evaluating Director nominees

The Nominating, Governance and Sustainability Committee employs a variety of methods to identify and evaluate nominees for Director. Candidates may come to the attention of the Nominating, Governance and Sustainability Committee through Board members, JLL executives, shareholders, professional search firms or other sources. Mr. Ojeisekhoba was identified by Egon Zehnder, a leading independent director-recruitment firm, retained by the Nominating, Governance and Sustainability Committee to identify and help evaluate Director candidates who have extensive experience and qualifications in key strategic and priority areas. The Nominating, Governance and Sustainability Committee regularly assesses the size of the Board and determines whether any vacancies are expected due to departures.

Director qualifications

Our Board has adopted a Statement of Qualifications for Members of the Board of Directors to outline the characteristics we seek in Board nominees. We believe JLL Directors should have demonstrated notable or significant achievements in business, education or public service; they should possess the acumen, education and experience to make a significant contribution to the Board; and they should bring a range of skills, diverse perspectives and backgrounds to the Board's deliberations. Our Board believes that having directors of diverse backgrounds helps the Board better oversee our management and operations and assess risk and opportunities from a variety of perspectives.

Importantly, members of the Board must have the highest ethical standards, a strong sense of professionalism, and a dedication to serving the interests of all JLL shareholders. The Statement of Qualifications groups these desirable characteristics in three categories, as shown below. In 2022, the Board amended the Statement of Qualifications to specifically include experience relating to environmental, social, legislative, regulatory and public policy matters and their impact on corporate governance.

Management and Leadership Experience	+	Skilled and Diverse Background	+	Integrity and Professionalism
A member of the Board must have extensive experience in business, education, or public service. This includes anyone who has held: • a senior managerial position in a significant public corporation or a recognized privately-held entity; • a significant faculty or administrative position at a prominent educational institution; • a senior or significant governmental position; or • a senior position in a significant non-profit organization.		A member of the Board should have a diverse range of skills, perspectives and experience. While not exclusive, the following attributes are desirable: • an understanding of financial reporting and internal control principles or financial management experience; • international and multi-cultural experience and understanding; • experience relating to environmental, social, legislative, regulatory and public policy matters and their impact on corporate governance; and • the aptitude and experience to fully appreciate the legal responsibilities of a director and the governance processes of a public company.		A member of the Board must have the highest ethical standards, a strong sense of professionalism and be prepared to serve the interests of all shareholders. Among other attributes, a nominee for the Board should exhibit: • independence, objectivity, and a commitment to our Corporate Governance Guidelines and Code of Ethics; • intelligence, self-assuredness, inter-personal skills, commitment, communication skills, inquisitiveness, objectivity, practical wisdom and mature judgment; • a willingness to commit sufficient time to discharge the duties of a director; and • the ability to develop and maintain a good working relationship with the other directors and with senior management.

To supplement the Statement of Qualifications, our Nominating, Governance and Sustainability Committee maintains an internal list of the more specific experiences and attributes that we want to have reflected on the Board. While we do not expect each Director to have all the desired experiences and attributes, we do seek to have them all represented on the Board as deeply as possible. When we are searching for a new Director, we strive to fill any relative gaps in the overall composition of the Board.

Summary of characteristics

The following charts reflect various characteristics of our 2023 Director nominees. Our Directors' ages, tenure and diversity of background are well-distributed to create a balanced Board populated by individuals with years of experience working with JLL and our industry and individuals who bring fresh perspectives. All of our non-employee Directors are independent.

Director Tenure

- 0-3 years: 4
- 4-10 years: 7
- >10 years: 1

4 New Directors in the last 3 Years

61 Average Age

4.8 Years Average Tenure

Director Independence

- 1 CEO
- 92% Independent
- 11 Independent

Director Diversity

- Female: 33.3%
- National Diversity: 58.3%
- Ethnic Diversity: 58.3%

Summary of Board nominee experience and skills

In addition to the minimum qualifications that our Board believes are necessary for all Directors, the following chart highlights certain skills and experience that are relevant to our long-term strategy, and therefore relevant when considering candidates for election to our Board. A mark for an attribute indicates that the nominee gained the attribute through a current or prior position other than his or her service on the JLL Board. Our Board did not assign specific weights to any of these attributes or otherwise formally rate the level of a nominee's attribute relative to the rating for any other potential nominee. The absence of a mark for an attribute does not necessarily mean that the nominee does not possess that attribute; it means only that when the Board considered that nominee in the overall context of the composition of our Board of Directors, that attribute was not a key factor in the determination to nominate that individual. Further information on each nominee's qualifications and relevant experience is provided in the individual biographies that follow the chart.

	Bagué	Carter, Jr.	Ju	Macaskill	McAneny	Mehta	Ojeisekhoba	Patel	Petach	Quinlan	Rivera	Ulbrich
Senior Leadership/CEO Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Finance/Accounting Experience		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management Experience				✓		✓	✓		✓	✓	✓	✓
Technology/Cybersecurity/Innovation Experience	✓	✓	✓			✓	✓	✓	✓	✓	✓	✓
Real Estate Industry Experience					✓							✓
Global Business Experience	✓		✓	✓		✓	✓		✓	✓	✓	✓
Human Capital Management Experience	✓		✓			✓	✓	✓		✓	✓	
Public Company Board Experience		✓	✓	✓	✓	✓		✓	✓	✓		✓

Our 2023 Director nominees

A biography of each Director nominee, current as of March 31, 2023, appears below. Moses Ojeisekhoba, who was appointed as a Director in December 2022, is a first-time nominee as Director at the 2023 Annual Meeting. Samuel A. Di Piazza, Jr., who is a current Director, is stepping down as a Director when his term ends at the 2023 Annual Meeting.



Hugo Bagué

Age: 62
Director since 2011
Committees: Compensation
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Mr. Bagué is currently the Executive Director of Milvusmilvus Consulting GmbH, a consultancy company that he owns and runs, and has been on the Advisory Board of Hitachi Zosen Inova, a global cleantech company operating in energy from waste (EfW) and renewable gas, since December 2022. From 2007 until 2017, Mr. Bagué was Organisational Resources Group Executive for Rio Tinto plc, a leading international mining and metals group.

Skills and Attributes

Mr. Bagué brings significant experience with employee relations, communications, safety, information technology and compensation issues, as well as perspectives on public relations, procurement, information systems and corporate sustainability. His work for other multi-national companies provides insights into operating within different cultures, business environments and legal systems, including both Continental Europe and emerging markets, and also within the technology and healthcare industries, both of which are important to JLL's future growth strategy.



Matthew Carter, Jr.

Age: 62
Director since November 2018
Committees: Compensation
Nominating, Governance and Sustainability
(Chair)



Professional, Leadership and Service Experience

Mr. Carter is the Chief Executive Officer of Aryaka Networks, Inc., a leading provider of cloud and on-premises network applications. From 2015 to 2017, he served as President and Chief Executive Officer of Inteliquent, Inc., which provides wholesale voice services for carriers and service providers. Prior to that role, Mr. Carter held various positions at Sprint Corporation from 2006 to 2015, including President of Enterprise Solutions, Sprint's $14 billion global communications technology business unit. He previously served as a director of Apollo Education Group, Inc., a provider of higher education programs.

Skills and Attributes

Mr. Carter brings significant corporate leadership, brand management and technology experience, drawing from his executive roles at several large companies. His service on other boards enhances our capabilities in the areas of management oversight, corporate governance and board dynamics.

Other Public Company Boards

Current: NRG Energy, Inc., an integrated power company (since 2018). Prior within last five years: USG Corporation, a manufacturer of construction materials (2012-2018).

Audit and Risk $ Compensation   🏛 Nominating, Governance and Sustainability   ★ Chair



Tina Ju

Age: 58
Director since 2021
Committees: Audit and Risk
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Ms. Ju is a founding and managing partner of KPCB China and TDF Capital. She has 30+ years of experience in venture capital, investment banking and operations. Ms. Ju began her venture capital career in 1999 and has led several noteworthy investments, including Alibaba, Baidu and Focus Media. She co-founded VTDF China in 2000 and KPCB China in 2007. Earlier in her career, Ms. Ju spent 10 years in investment banking including Deutsche Bank as the head of TMT and Transport Asia, Merrill Lynch as head of Asia Technology and Corporate Finance Team, and Goldman Sachs. Ms. Ju currently serves as a director on the board of various private companies. She is a member of the Global Leadership Council for Oxford Saïd Business School. Ms. Ju received a bachelor's degree in industrial engineering and operations research from UC Berkeley and an MBA from Harvard Business School.

Skills and Attributes

Ms. Ju brings her extensive experience in venture capital, investment banking and operations. Ms. Ju's abilities to identify, engage and support some of China's most accomplished entrepreneurs and successful enterprises are invaluable as we continue our focus on the future growth potential in Asia, and particularly China.

Other Public Company Boards

Current: Yiren Digital Ltd., a leading personal financial services platform in China, providing consumers with both credit and wealth management services (since 2015).



Bridget Macaskill

Age: 74
Director since 2016
Committees: Audit and Risk
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Ms. Macaskill currently serves as Chairman of Cambridge Associates LLC, a global investment firm. Until July 2019, she was the Non-Executive Chairman and, prior to that, the President and Chief Executive Officer, of First Eagle Holdings, Inc., a global investment firm, which she joined in 2009. Prior to joining First Eagle, Ms. Macaskill served as Chief Operating Officer, President, Chief Executive Officer and Chairman of Oppenheimer Funds, Inc., where she is recognized for creating the Oppenheimer Funds' Women & Investing program, dedicated to educating American women about the need to take charge of their personal finances.

Ms. Macaskill has served on a number of public company and not-for-profit boards. She served on the board of Close Brothers plc, a merchant banking firm, until November 2022, and on the board of Jupiter Fund Management plc until May 2020.

Skills and Attributes

Ms. Macaskill brings her experience in investment management, finance, accounting, shareholder relations, leadership, enterprise risk management, compliance, and operations within a highly regulated industry. Ms. Macaskill also brings experience in corporate social responsibility and diversity. Additionally, Ms. Macaskill brings perspectives on the British government and economy.



Deborah H. McAneny

Age: 64
Director since 2019
Committees: Compensation (Chair)
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Ms. McAneny served in various roles at John Hancock Financial Services for over 20 years, including most recently as Executive Vice President for Structured and Alternative Investments. Following that, she was the Chief Operating Officer of Benchmark Assisted Living, LLC from 2006 to 2009. Ms. McAneny served on the board of directors of HFF, Inc., a leading capital markets advisor, from 2007 until July 2019 when the company was acquired by JLL. She is also on the board of the University of Vermont Foundation and formerly served as trustee and chair of the board of the University of Vermont.

Skills and Attributes

Ms. McAneny brings her extensive board experience, senior management expertise and significant familiarity with our business and industry, as well as particular knowledge of the Capital Markets business.

Other Public Company Boards

Current: KKR Real Estate Finance Trust, a real estate finance company (since 2017) and RREEF Property Trust, Inc., a non-traded REIT (since 2012). Prior within last five years: HFF, Inc. (2007–2019) and First Eagle Alternative Capital BDC, Inc. (f/k/a THL Credit Inc.) (2015-2023).

Siddharth (Bobby) Mehta

Age: 64
Director since 2019
Chairman of the Board since July 2020
Committees: Audit and Risk
Nominating, Governance and Sustainability
Compensation





Professional, Leadership and Service Experience

Mr. Mehta was the former President and Chief Executive Officer of TransUnion, a global provider of credit information and risk management solutions, from 2007 to 2012. From 1998 to 2007, Mr. Mehta held a variety of positions with HSBC Finance Corporation and HSBC North America Holdings, including Chief Executive Officer of HSBC North America Holdings and Chief Executive Officer of HSBC Finance Corporation. Prior to that, he was Senior Vice-President at The Boston Consulting Group and led their North American Financial Services Practice. Mr. Mehta also serves on several not-for-profit boards, including the Field Museum and the Chicago Public Education Fund.

Skills and Attributes

Mr. Mehta brings chief executive and senior management expertise in the financial services industry, including in banking and the credit markets. He enhances our marketing, brand management, technology and strategic experience.

Other Public Company Boards

Current: The Allstate Corporation (since 2014), Northern Trust Corporation (since 2019). Prior within last five years: TransUnion (2013-2021), Piramal Enterprises Ltd., a global business conglomerate (2013-2020).

Audit and Risk ⬛$ Compensation 🏛 Nominating, Governance and Sustainability ★ Chair



Moses Ojeisekhoba

Age: 56
Director since 2022
Committees: Compensation
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Mr. Ojeisekhoba has more than 20 years of senior leadership experience in the financial services industry. Since July 2016, he has served as the Chief Executive Officer Reinsurance for Swiss Re, where he is responsible for the company's Reinsurance Business Unit, covering both property and casualty as well as life and health. He oversees the company's reinsurance strategy and operations in more than 20 countries, providing his knowledge and expertise to clients throughout the world. Beginning in April 2023, Mr. Ojeisekhoba will shift his responsibilities to assume leadership of Swiss Re's newly formed Global Clients and Solutions Business Unit, which contains the client management teams servicing Swiss Re's global reinsurance clients, Public Sector Solutions, iptiQ and Reinsurance Solutions.

Mr. Ojeisekhoba serves as a member of Swiss Re's Group Executive Committee. He is a frequent speaker on the topics of leadership, risk knowledge, cybersecurity, geopolitical trends and diversity. Mr. Ojeisekhoba holds a Bachelor of Science degree in Statistics from the University of Ibadan, Nigeria and a master's degree in Management from London Business School.

Skills and Attributes

Mr. Ojeisekhoba brings chief executive and senior management expertise in the financial services industry with a particular focus on client management, risk management and commercializing risk knowledge. His global client experience and perspective enhances our understanding of operational challenges in key markets throughout the world.



Jeetendra (Jeetu) I. Patel

Age: 51
Director since 2019
Committees: Audit and Risk
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Mr. Patel is Executive Vice President & General Manager, Security and Collaboration, of Cisco Systems, Inc., where he joined in June 2020. From 2017 to 2020, he was the Chief Product Officer and Chief Strategy Officer at Box, Inc., a leading enterprise cloud content management platform. From 2015 to 2017, Mr. Patel was the Chief Strategy Officer and SVP of Platform at Box, Inc., where he led the creation of the Box Platform business unit, overseeing product strategy, marketing and developer relations. Before joining Box, Inc., from 2010 to 2015, Mr. Patel was General Manager and Chief Executive of the Syncplicity business unit of EMC Corporation, a developer and seller of data storage and data management hardware and software.

Skills and Attributes

Mr. Patel brings chief executive and senior management expertise, together with product and engineering management skills, marketing, brand management, strategic and strong technology experience. Moreover, he brings decades of expertise accelerating fast-growing, established and start up business models in highly competitive markets.

Other Public Company Boards

Current: Equinix, a digital infrastructure company (since 2022).



Ann Marie Petach

Age: 62
Director since 2015
Committees: Audit and Risk (Chair)
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Since October 2015, Ms. Petach has been in a full-time position as Senior Advisor to the CFO at Google, Inc. From 2007 until 2014, Ms. Petach was a senior leader at BlackRock, Inc., the world's largest investment management firm, most recently as co-head of U.S. Client Solutions and prior to that as Chief Financial Officer. She has served on a number of boards for BlackRock-related entities and continues to serve as a director of BlackRock Institutional Trust Company.

Skills and Attributes

Ms. Petach brings strategic and operational perspectives, including with respect to client relationships, compliance and risk management, and the deployment of capital. She also brings financial acumen within the international arena, including with respect to currency exchange matters and relationships with banks and investment banks. Moreover, she has experience with corporate disclosure and investor relations that inform our Board's oversight of the securities regulatory aspects of a public company and engagement with shareholders.



Larry Quinlan

Age: 60
Director Since 2022
Committees: Audit and Risk
Nominating, Governance and Sustainability



Professional, Leadership and Service Experience

Mr. Quinlan was the former Global Chief Information Officer of Deloitte, LLP, a professional services firm, where he was responsible for all facets of Deloitte's technology strategy and operations and oversaw more than 10,000 IT professionals in 175 countries. Mr. Quinlan spent 33 years at Deloitte (1988-2021), where he led Deloitte's global implementations of ERP & CRM systems, including some of the world's largest SAP and Salesforce platforms leveraging data analytics, cloud hosting, and collaboration technologies from AWS, Microsoft, Google, Oracle, and ServiceNow. In addition to his CIO role (2010-2021), Mr. Quinlan drove significant revenue leading Deloitte services to Fortune 500 global clients in the hospitality and technology sectors and advised company boards and CEOs on a wide range of IT, cybersecurity, and digital strategic priorities. Mr. Quinlan serves on the non-profit boards of KIPP Charter Schools Miami, and Easterseals South Florida. He also is passionate about improving opportunities in underserved communities. Together with other CIOs, Mr. Quinlan founded The TechPACT, an organization committed to bridging the digital divide.

Skills and Attributes

Mr. Quinlan brings deep expertise across every facet of the digital and technology transformation journey. Mr. Quinlan's extensive leadership experience in digital and technology strategy and operations, and cybersecurity, will be invaluable as we continue to grow our technology focused JLL Technologies business and support our clients' technological business needs.

Other Public Company Boards

Current: Current: ServiceNow (NYSE:NOW), a leading cloud digital workflow company (since 2021), and Booking Holdings (NASDAQ:BKNG), a leading provider of online travel and related services (since 2022).

🔍 Audit and Risk ⬛$ Compensation 🏛 Nominating, Governance and Sustainability ★ Chair

 

Efrain Rivera

Age: 66
Director since 2021
Committees: Audit and Risk
Nominating, Governance and Sustainability

Professional, Leadership and Service Experience

Mr. Rivera is currently Senior Vice President and Chief Financial Officer of Paychex, Inc., a leading provider of integrated human capital management solutions. Previously, Mr. Rivera worked for Bausch & Lomb, a global eye health company, where he held senior management positions, including Chief Financial Officer. Mr. Rivera has also served in higher education administration and in the Civil Division of the U.S. Department of Justice. Mr. Rivera is a Certified Management Accountant (CMA) and Certified in Financial Management (CFM).

Skills and Attributes

Mr. Rivera brings significant global experience in finance and operations, drawing from his executive roles at large multinational companies. His prior finance and management experience enhances our Board's oversight of strategic development activities, evaluation of M&A opportunities and succession planning.



Christian Ulbrich

Age: 56
Director since 2016
Committees: None

Professional, Leadership and Service Experience

Mr. Ulbrich has been the Chief Executive Officer (**CEO**) and President of JLL since October 2016. He is also the Chairman of our GEB. From June 2016 through September 2016, Mr. Ulbrich was President of JLL, having previously served as the Chief Executive Officer for our Europe, Middle East and Africa (**EMEA**) business segment since 2009. Mr. Ulbrich has been a member of the Supervisory Board of Vonovia SE, Europe's largest residential real estate company, since 2014.

Skills and Attributes

Our Board benefits from Mr. Ulbrich's 18 years of experience at JLL, seven of which were as the CEO of our EMEA business, and as a member of our GEB—particularly with respect to strategy, operations, the nature of our business and geographies, and our client relationships, as well as his experience managing an integrated business in a multi-cultural environment. His previous chief executive and other management roles with financial institutions provide important perspectives on organizational leadership and on client needs and perspectives. Mr. Ulbrich's current service on the board of a major German public company, Vonovia SE, contributes comparative insights on corporate governance and organization.

The Board recommends a vote FOR the election of each of these nominees as Directors.

 Audit and Risk [$] Compensation Nominating, Governance and Sustainability ★ Chair

Shareholder recommendations

Any shareholder recommendations for individuals to be considered as potential nominees must be in writing and should include the candidate's name, age, business address, principal occupation and qualifications for Board membership, as well as evidence the proposed nominee consents to serve as a Director if elected. All candidates recommended by shareholders will be considered in the same manner as any other candidate. For more information, see "What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as Directors?" on page 85.

Proxy access

Our "Proxy Access for Director Nominations" bylaw permits a shareholder, or a group of up to 20 shareholders, owning at least 3% of JLL's outstanding common stock continuously for at least three years, to nominate and include in our proxy materials one or more Director nominees, constituting up to two individuals or 20% of the Board (whichever is greater). Shareholders who wish to nominate a candidate to be included in our proxy materials should review all the requirements prescribed by Article III, Section 15 of JLL's Bylaws, which are available on the Investor Relations page of our website at *www.ir.jll.com*. For more information, see "What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as Directors?" on page 85.

Majority voting

In an uncontested election (where the number of board seats equals the number up for election), each Director is elected by a majority of the votes cast with respect to the Director at any meeting at which a quorum is present. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director (with abstentions and broker non-votes not counted as votes cast). In the event of a contested election, Directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors.

In the event an incumbent Director fails to receive a majority of the votes cast in an uncontested election, such Director must promptly tender a resignation to the Board. The Nominating, Governance and Sustainability Committee (or another committee designated by the Board) must make a recommendation to the Board whether to accept or reject such resignation, or whether other action should be taken. The Board must act on the resignation, taking into account the Nominating, Governance and Sustainability Committee's recommendation, and publicly disclose its decision (and, if such resignation is rejected, the rationale behind the decision) within 90 days following certification of the election results. The Nominating, Governance and Sustainability Committee in making its recommendations, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The Director who tenders a resignation will not participate in these deliberations. If such incumbent Director's resignation is not accepted by the Board, the Director will continue to serve until the next annual meeting and until a successor is duly elected, or his or her earlier resignation or removal.

If an incumbent Director's resignation is accepted by the Board, or if a non-incumbent nominee for Director is not elected, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board.

Corporate governance principles and Board matters

Key governance documents and policies

We maintain a corporate governance section on the Investor Relations page of our website at *www.ir.jll.com*, where you can find:

- our Articles of Incorporation and our Bylaws;
- our Corporate Governance Guidelines;
- charters for each of our Audit and Risk, Nominating, Governance and Sustainability, and Compensation Committees;
- the Statement of Qualifications for Members of the Board of Directors;
- the complaint procedure for auditing and accounting matters; and
- our Code of Ethics.

We will make any of this information available in print to any shareholder who requests it by writing to our Corporate Secretary at Jones Lang LaSalle Incorporated, 200 East Randolph Drive, Chicago, Illinois 60601.

The Board regularly reviews corporate governance developments and modifies our Bylaws, Corporate Governance Guidelines and committee charters accordingly. Our Code of Ethics applies to all employees, including all our executive officers and Directors.

Corporate Governance and Leadership Framework


JLL Board of Directors
Chief Executive Officer (CEO)
Global Executive Board (GEB)
Committees of the Board
Audit and Risk
Compensation
Nominating, Governance and Sustainability

The Board

The Board, which is elected by the Company's shareholders, has the ultimate responsibility for management of the Company's business and for decisions that it has reserved for itself or that applicable law requires it to make. The Board elects each of the Chairman of the Board and the CEO and certain other members of the senior management team, which is charged with conducting the Company's business under the oversight of the Board to enhance the long-term value of the Company to the shareholders. The Board acts as an advisor and counselor to the CEO and the Company's senior management and ultimately monitors the Company's performance. The best commonly-held practices and the realities of business dictate that governance over many of the complex decisions required to operate the Company shall be made by, or upon consultation and deliberation with, those separate Committees of the Board, executive and management committees, or individual executives best equipped to make them because of their relative expertise and business focus. The Board ultimately may override the CEO and management on any matter, including but not limited to matters relating to the Company's management of enterprise risks.

Corporate Authority Policy

The executive officers of the Company (see page 33), effect their decision-making process and execute their business decisions in ways that reflect a high level of communication, coordination, transparency and deliberation among those whose experience, knowledge, judgment, and executive abilities are most likely to contribute to the best possible outcomes. To that end, the Company has enacted a Delegation and Exercise of Corporate Authority Policy (**Corporate Authority Policy**), issued by the Board, that establishes the respective levels of corporate authority required, and the informational and deliberative process generally to be followed, for any officer or employee of the Company to commit resources or incur liabilities on behalf of the Company.

The Chief Executive Officer

As set forth in our Bylaws, the Company's CEO reports to the Board and is responsible for the overall strategies of the business. The CEO coordinates and manages the efforts of the Company's senior executives to develop and achieve the Company's current and long-term objectives and vision. The CEO is responsible for the Company's operating policies and procedures and serves as the Company's senior management representative to its clients, the financial community and the general public. In order to exercise his or her corporate authority with respect to significant matters having implications beyond one business segment or for the Company as a whole, the Corporate Authority Policy contemplates that the Company's CEO shall be assisted by the GEB.

Succession Planning

The Board also is responsible for the succession plan for the Company's CEO. To assist the Board, the CEO annually presents to the Board on succession planning for all senior officers of the Company with an assessment of senior managers and their potential to succeed the CEO and other senior management positions. The CEO also prepares, on a continuing basis, a short-term succession plan which delineates a temporary delegation of authority to certain officers of the Company if all or certain of the senior officers should unexpectedly become unable to perform their duties. The short-term succession plan will be in effect until the Board has the opportunity to consider the situation and take action, when necessary.

The Global Executive Board

The principal responsibilities of the GEB, are to determine, and direct the execution of, the Company's overall business strategy, under the oversight and direction of the CEO and the Board. The GEB is responsible for assisting the CEO in:

- Determining the overall business strategy and annual business plans and budget of the Company;
- Monitoring, evaluating and evolving the Company's strategy, plans and budget on a continuous and flexible basis over time as business, economic, geo-political and other relevant opportunities and factors dictate;
- Directing the execution of the overall business strategy and plan in the most efficient, coordinated and effective manner possible;
- Deciding upon and giving the approvals with respect to particular matters as contemplated by the Corporate Authority Policy; and
- Serving as a readily identifiable and accessible forum within which the leaders of the Company's respective business may:
  - Debate and establish the Company's business strategies and execution tactics having multi-jurisdictional or global implications;
  - Raise strategic or execution issues having Company-wide implications;
  - Share best practices and lessons learned that have potentially multi-jurisdictional, multi-business segment or global implications;
  - Inquire about resources and business practices that may be transferable from one part of the Company to another; and
  - Generally serve as a valuable resource for each other in the conduct of the Company's business.

Enhanced Board Oversight Over Environmental, Social, Legislative, Regulatory and Public Policy Matters

The Nominating, Governance, and Sustainability Committee has responsibility to assist the Board in overseeing the Company's policies, programs and related risks to the Company that concern certain environmental, social, legislative, regulatory and public policy matters (**ESG**). The Nominating, Governance and Sustainability Committee is also assigned the following responsibilities:

- Review and discuss and bring to the attention of the Board current and emerging ESG and sustainability policy trends that could impact JLL's business operations, performance, and reputation;

- Review and discuss JLL's implementation of procedures for identifying, assessing, monitoring and managing ESG and sustainability risks related to JLL's business;

- Review and discuss JLL's integration of ESG and sustainability policies, practices and goals into its business strategy and decision-making;

- Review JLL's sustainability program and goals and JLL's progress toward achieving those goals; and

- Review in advance and discuss JLL's voluntary ESG and sustainability reporting.

Director independence

Our Corporate Governance Guidelines provide that a majority of our Directors must be independent. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with JLL and meets all the criteria for independence established by the New York Stock Exchange (**NYSE**). The Board has determined that all of our Directors are independent except Mr. Ulbrich, our CEO. All the members of the Board's three standing committees are independent within the meaning of applicable SEC regulations and NYSE listing standard.

In connection with the independence determinations for each of our non-employee Directors, the Board considered transactions and relationships between each Director, or any member of his or her immediate family, and JLL and its subsidiaries and affiliates. The Board also considered whether there were any transactions or relationships between JLL and a Director, or any member of his or

her immediate family (or any entity in which a Director or any immediate family member is an executive officer, general partner, or significant equity holder). Ultimately, the Board concluded that the transactions considered were routine and normal, and that no Director derived a material benefit from the transactions. None of these transactions was considered a material relationship that impacted a Director's independence. In particular, in determining that Ms. Petach is independent, the Board considered her service as director of certain companies affiliated with BlackRock, Inc., which companies collectively constitute a significant shareholder of JLL. The Board determined that these relationships do not compromise Ms. Petach's independence. Further, we have implemented procedures, to which BlackRock has agreed, to avoid conflicts of interest with respect to information regarding JLL.

Board leadership structure and role of the non-executive chairman in the leadership of the Board

Our leadership structure separates our CEO and Chairman of the Board positions. Barring exceptional circumstances, such as the CEO unexpectedly becomes unable to perform his or her duties, we do not intend for the CEO and Chairman of the Board positions to be held by the same individual. We believe this approach is useful and appropriate for a complex and global organization such as ours, as it provides independent Board leadership and engagement while allowing our CEO to focus on his primary responsibility for managing JLL's day-to-day operations. The Board is responsible for succession planning for the Chairman of the Board position including a short-term succession plan in the event that the Chairman of the Board should unexpectedly become unable to perform his duties.

Mr. Mehta, a non-employee Director, has served in the Chairman role since July 2020.

The duties of the Chairman of the Board include the following:

- Chair Board meetings and encourage constructive engagement and open communications;

- Preside over regularly-scheduled executive sessions of our non-employee Directors including an executive session during which the CEO's performance is formally evaluated on an annual basis;

- Coordinate the activities of, and facilitate communications among, our non-employee Directors;

- Chair our annual shareholders' meetings;

- Establish each Board meeting agenda, consulting with the CEO and the Chief Legal Officer, and ensure that the agenda and materials are complete and timely and address the key priorities;

- Represent JLL with clients and shareholders as required;
- Act as a mentor and confidant to the CEO in support of his successful performance, attend internal company meetings as required, and encourage direct communications between the CEO and individual members of the Board;
- Together with the Nominating, Governance and Sustainability Committee, regularly review and provide input on the design of the Board and the Board Committees as part of the annual Board and Committee evaluation process; and

- Maintain regular and open dialogue with Board members between meetings.

The Board has determined that each person who serves as Chairman of the Board, if that person is independent, will automatically also serve as a member of each of the Board's committees.

Board meetings and attendance

The full Board held seven meetings during 2022. Each Director attended, in aggregate, at least 88% of all meetings of the Board and of any committee on which such Director served during the periods in which such Director served. Our non-employee Directors frequently meet in executive session without management participation, either before or after Board meetings. The Chairman of the Board presides over these executive sessions. In 2022, the Board met in executive session on four occasions, with the Audit and

Risk Committee and the Compensation Committee meeting in executive session six and seven times, respectively.

We strongly encourage all Board members to attend the annual meeting of shareholders each year. All of our Directors on the Board at the time were present at our 2022 Annual Meeting of Shareholders. Due to the COVID-19 pandemic, five of the seven meetings in 2022 were held by videoconference.

Board committees

The Board has established the Audit and Risk, Nominating, Governance and Sustainability, and Compensation Committees to assist it in discharging its responsibilities. The members and number of meetings for each of these committees in 2022 and their primary responsibilities are listed below. In May 2022, the Audit Committee of the Board amended its Charter to better reflect its monitoring and oversight of enterprise risk management and our cybersecurity and information technology readiness, which included changing the Committee name to Audit and Risk. A complete list of the responsibilities of each committee can be found in the committee charters, which are available in the corporate governance section on the Investor Relations page of our website at *www.ir.jll.com*.

All members of the Audit and Risk, Nominating, Governance and Sustainability, and Compensation Committees are non-employee Directors who are **independent** under NYSE listing standards, JLL's Corporate Governance Guidelines, and applicable rules under the Securities Exchange Act of 1934 Act (the **1934 Act**).

Audit and Risk Committee

Members*	The Audit and Risk Committee acts on behalf of the Board to monitor
Ann Marie Petach (Chair) Tina Ju Bridget Macaskill Siddharth (Bobby) Mehta Jeetendra (Jeetu) I. Patel Larry Quinlan Efrain Rivera **Number of Meetings in 2022: 8** 96% attendance by all members *Larry Quinlan was a member of the Audit and Risk Committee beginning in May 2022*	- the integrity of JLL's financial statements, - the qualification, independence and performance of JLL's independent registered public accounting firm, - the performance of our internal audit function; - JLL's enterprise risk management framework; and - JLL's cybersecurity and information technology readiness. See also the "Audit and Risk Committee Report" on page 79. Our Board has determined that each member of our Audit and Risk Committee is "financially literate" as required by the NYSE. Our Board has also determined that Ms. Petach is an "audit committee financial expert" as defined by SEC rule.

Compensation Committee $

Members*	The Compensation Committee acts on behalf of the Board to
Deborah H. McAneny (Chair) Hugo Bagué Matthew Carter, Jr. Samuel A. Di Piazza, Jr. Siddharth (Bobby) Mehta Moses Ojeisekhoba	• formulate, evaluate and approve the compensation of JLL's GEB, • oversee all compensation programs involving the use of JLL common stock; and • approve performance goals for our GEB incentive compensation programs and review the extent to which those performance goals have been achieved at the end of each performance period. See also the "Compensation Committee Report" on page 50.
Number of Meetings in 2022: 5 100% attendance by all members *Hugo Bagué was Chair of the Compensation Committee through December 2022; Moses Ojeisekhoba was a member of the Compensation Committee beginning in December 2022*	The Board has determined that all Compensation Committee members are independent within the meaning of NYSE rules, including the heightened independence criteria for Compensation Committee members. All are "non-employee" directors under SEC rules and outside directors under the Internal Revenue Code. **Compensation Committee interlocks and insider participation** There are no Compensation Committee interlocks, and there is no insider participation on the Compensation Committee. Certain executive leaders attend meetings of the Compensation Committee in order to present information and answer questions.

Nominating, Governance and Sustainability Committee 🏛

Members	The Nominating, Governance and Sustainability Committee acts on behalf of the Board to
As a policy matter, all of our non-employee Directors are automatically members of this committee. Mr. Carter serves as Chair.	• identify and recommend qualified candidates to be Director nominees and to fill vacancies on the Board occurring between annual meetings, • recommend Directors to serve on each Board committee, • develop and recommend the Corporate Governance Guidelines, • oversee JLL's policies and programs and related risks to JLL that concern certain environmental, social, legislative, regulatory and public policy matters; and • lead the annual review of the Board's performance.
Number of Meetings in 2022: 4 100% attendance by all members	

The term of Samuel A. Di Piazza, Jr. is expiring at the 2023 Annual Meeting, and he is not standing for reelection. Accordingly, Mr. Di Piazza will cease to serve on the above-mentioned committees upon the expiration of his term at the 2023 Annual Meeting.

Director orientation and continuing education

We provide new Directors with an initial orientation about JLL, including our business operations, strategy, Code of Ethics and policies, including those with regard to sustainability, integrated reporting, tax, audit, financial reporting, talent, reward and governance.

All of our Directors have access to resources and ongoing educational opportunities to help them stay current about developments in corporate governance and critical issues relating to the operation of public company boards and their committees.

We actively participate in various professional organizations that provide training opportunities and information about best practices in corporate governance and business ethics.

Our Directors also visit company offices in different cities as part of regularly scheduled Board meetings. These visits typically include sessions with management, staff and clients. In 2022, our Board held in-person meetings at our offices in New York and Chicago.

Annual Board self-assessments

Our Board annually conducts a process, including a self-assessment, to determine whether it and its committees are functioning effectively and how they might enhance their effectiveness. Our Board evaluation process alternates each year.

1.	**Information Gathered** • (Odd Years including 2023) An independent consultant conducts a one-on-one assessment with each director in January and February regarding Board and committee effectiveness and engagement. • (Even Years) Each Director completes a written self-assessment questionnaire on an anonymous basis in January regarding Board and committee effectiveness and engagement.
2.	**Compilation and Initial Review of Information** • (Odd Years including 2023) The independent consultant or internal legal personnel, as applicable, compiles information from these individual assessments without individual attribution. • (Even Years) The Chair of the Nominating, Governance and Sustainability Committee reviews the anonymized information from the individual assessments, including with the independent consultant, as applicable.
3.	**Committee and Full Board Sessions** • The independent consultant or Chair of the Nominating, Governance and Sustainability Committee, as applicable, leads a discussion with the full Board at its March meeting regarding the assessments provided by the Board members. • The Board continues the discussion around Board and committee effectiveness and engagement in non-management executive sessions. • As needed, individual Board committees discuss assessments provided.

The Board's role in enterprise risk oversight

Successful management of our enterprise risks is critical to JLL's long-term sustainability. Management is responsible for identifying and mitigating JLL's enterprise risks, but the Board and its committees take active roles in overseeing that effort. In particular, the Board focuses on substantive aspects of management's evaluation of enterprise risks and the efforts management is making to avoid and mitigate them. The Company has adopted a combined assurance model to align assurance programs between enterprise risk management, compliance and ethics, internal audit and other assurance providers within the Company, to deliver deeper insights to the Board and management on governance, risk management, and effective control design and execution. The purpose of the combined assurance model is to deliver effective risk oversight by assisting the Board and management in protecting the Company through risk aggregation, adoption of proven practices, reduction of duplicative efforts with assurance activities, and providing a common methodology to evaluate and manage risks.

The Audit and Risk Committee focuses on the process management follows to continuously identify enterprise risks and monitors the mitigation efforts management has established. The Audit and Risk Committee semi-annually discusses with the Company's global director of enterprise risk management and senior management the process that has been followed to establish an enterprise risk management report. The global director of enterprise risk management, who reports into the Company's Chief Legal Officer, provides a risk environment update that evaluates risk both on potential impact to the Company and also based on the time frame when the risk is likely to have an impact. The global director of enterprise risk management performs a horizon scanning with the assistance of outside advisors and experts to anticipate

future threats to the Company and emerging trends. In preparing the risk environment update report, the global director of enterprise risk management meets with the GEB and other senior management to gather input which is then aggregated and used in preparing the proposed top 10 risks for the Company. This report, which is reviewed by our Audit and Risk Committee, reflects the then-current most significant enterprise risks that management believes JLL faces, the efforts management is making to avoid or mitigate the identified risks, and how our internal audit function proposes to align its activities to mitigate the identified enterprise risks. The risks identified in the enterprise risk management report are reviewed by management in connection with the Company's disclosure controls and procedures.

The Compensation Committee monitors and discusses with management those risks that are inherent in our compensation programs. As a regular part of its deliberations, the Compensation Committee considers how the structure of our compensation programs will affect risk-taking, and the extent to which those programs drive alignment with JLL's long-term success and the interests of our shareholders. The Compensation Committee comments on this aspect of our compensation program under "How we make compensation decisions" on page 40.

The Nominating, Governance and Sustainability Committee monitors and discusses with management those risks that are inherent in our corporate governance and compliance programs. In the normal course of its activities, our Nominating, Governance and Sustainability Committee reviews emerging best practices in corporate governance and stays abreast of changes in laws and regulations that affect the way we manage the organization.

The Board's role in compliance oversight

Ethical behavior and conduct are part of our culture, and more generally a part of who we are as an organization. JLL is committed to maintaining the highest ethical standards and engaging in practices that enhance the welfare, safety and well-being of our employees, business partners and wider communities across the world. The Board, and the Audit and Risk Committee, oversee the Company's compliance with legal and regulatory requirements. The Audit and Risk Committee receives regular reports from the Company's Chief Compliance Officer, who reports into the Company's Chief Legal Officer, concerning compliance with the Company's Code of Ethics and corporate securities trading policies including the status of significant investigations involving alleged violations of the Code of Ethics. Additionally, the Company's Chief Legal Officer regularly reports to the Audit and Risk Committee on any legal matter that could have a potential significant impact on the Company's financial statements, the Company's compliance policies or any other financial disclosures.

The Audit and Risk Committee also receives regular reports from the Company's Chief Audit Executive concerning the planned annual scope of the internal audit team and any significant reports to management prepared by the Company's internal audit department and management's responses. The Audit and Risk Committee advises the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Ethics.

In 2022, the Board approved issuance and adopted an updated version of the Company's Code of Ethics which sets forth the ethics principles that guide our operations globally and applies to all employees of JLL and the members of the Board. Our Code of Ethics includes a message from our Chairman of the Board and CEO and emphasizes that ethics is in everything we do at JLL. Each year every member of the Board completes an attestation that he or she has reviewed the Code of Ethics and will comply with the principles set forth in the Code in carrying out his or her Board responsibilities.

The Board's role in human capital oversight and diversity, equity and inclusion

The Board actively oversees our overall human capital management process, including diversity and inclusion, training and development, well-being, and health and safety. The Board also oversees the work of its Compensation Committee in developing corporate policies and frameworks designed to attract, retain, engage and develop a workforce that aligns with our values and organizational purpose. In 2022, the Company appointed a Global Head of Diversity, Equity, & Inclusion, who reports directly to the Company's CEO. The Company's Global Head of Diversity, Equity & Inclusion, together with the CHRO, provides regular updates to the Board on the Company's DEI initiatives and progress against stated objectives.

The Board's role in information and data security oversight

In furtherance of ensuring appropriate oversight of JLL's cybersecurity and information technology readiness, the Board in May 2022 adopted an amended Charter of the Audit Committee that added cybersecurity and information technology readiness as part of the Committee's purpose. In addition, the Audit Committee was renamed as the Audit and Risk Committee to more accurately align with its responsibility to assist the Board in overseeing the Company's policies, programs and related risks identified as part of the enterprise risk management framework and cybersecurity and information technology.

In the area of cybersecurity and information technology readiness, to respond to the threat of security breaches and cyberattacks, the Company has developed a program, overseen by the Company's Global Chief Information Officer, that is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by, or in the care of, the Company. We maintain a cyber incident response plan that includes controls and

procedures for timely and accurate reporting of any material cybersecurity incident and an information security training program for employees who have access to Company or client-related sensitive or personal information. JLL also maintains a cyber risk insurance policy. We have experienced various types of cyber-attack incidents, which to-date have been contained and have not been material to us as a whole. The Audit and Risk Committee receives regular reports from the Global Chief Information Officer and Chief Information Security Officer on the Company's information security program including the Company's information system controls and related security measures, cyber incident response plan, and cyber security protocols and trainings. These regular reports also are shared with the full Board. The Audit and Risk Committee regularly briefs the full Board of Directors on these matters, and the full Board also receives periodic briefings regarding our Information Security Program and cyber threats in order to enhance our directors' literacy on cyber issues.

Shareholder engagement

Why we engage

Shareholder engagement is a core JLL practice that is a significant part of our ongoing dialogue with our stakeholders to ensure that existing and potential investors understand our strategy, financial results, and future growth drivers. Engagement sessions allow investors to share their feedback so that we better understand their priorities.

Key topics of engagement

- Industry trends and outlook
- JLL global business strategy and performance
- Human capital management and executive compensation
- Sustainability, Social and Corporate Governance matters

2022 investor outreach

Our investor engagement initiatives occur year-round. During 2022, JLL provided institutional investors with a wide variety of opportunities to provide feedback through different channels including through our:

- **Investor Outreach Program:** More than 200 one-on-one investor meetings and calls, reaching holders of approximately 40% of our shares.
- **Meetings & Conferences:** Attended four industry conferences, hosted multiple investor headquarters visits, and participated in two sell-side sponsored industry days.
- **Investor Briefing:** Management hosted an in-person and webcast Investor Briefing to provide insight into JLL's long-term growth strategy, key differentiators and 2025 financial targets.



Corporate sustainability

We partner with our stakeholders to drive innovative, impactful, sustainable change by embedding sustainability into everything we do. Sustainability facilitates our ability to deliver long-term value to our shareholders, create productive, healthy spaces for our clients and employees, and energize our communities.

We've already achieved much to be proud of, but our vision is to do more to embed sustainability across the whole business and deliver our purpose to shape the future of real estate for a better world.

Our purpose has deep roots in our identity and history, and is the guiding principle informing our sustainability program. We partner with our stakeholders to deliver sustainability through:

Key issue	Climate action for sustainable real estate	Healthy spaces for all people	Inclusive places for thriving communities
Definition	We take urgent **climate action** that accelerates the transition to net zero, enhances performance, mitigates risks and helps shape a better world	We create safe and **healthy spaces** that promote productivity, wellbeing and sustainability	We provide fair and **inclusive places** that create positive social impact and equal opportunities

Our market position enables us to take actions that contribute to a better world. In so doing, we demonstrate our responsibility as an organization, bring our purpose to life, add value to our brand, and use our position to attract and retain talent.

Sustainability matters to our clients for many of the same reasons it matters to us. They want to enhance the value of their real estate assets and drive operational efficiencies and cost savings. They also seek to attract and retain a productive, healthy and diverse workforce and achieve positive impacts in their communities. Like JLL, many of our clients have their own sustainability goals and are seeking partners who can help them achieve their objectives.

With JLL managing 5 billion square feet of space globally for our clients — approximately 1100x the square footage that we ourselves occupy — our greatest opportunity for impact is with and through our clients.

Our expertise addresses the entire lifecycle of a building and human experience, from design and planning of buildings through to construction, occupation, management, refurbishment and exit. We offer advice on how sustainability considerations can be embedded at each of these stages to maximize value. JLL's sustainability professionals provide market-leading solutions to make our buildings smart, healthy and productive. And through LaSalle, with its ESG best practices, we enhance the performance of our clients' investments.

Refer to our annual Global Sustainability Report for more detailed research, case studies and information, including JLL's commitment to net-zero carbon operations for our leased offices and updates on progress toward achieving our broader net-zero emissions target, which was certified to the new Net-Zero Standard by the Science Based Target initiative (SBTi) in 2021.

Communicating with our Board

We value the continued interest of and feedback from our shareholders and other parties, and we are committed to maintaining our active dialogue with you. Shareholders and other interested parties may communicate directly with our Board of Directors by email or regular mail. If you wish to communicate only with our non-employee Directors, or with a particular Director individually, please so note in your communication.

By email
boardofdirectors@jll.com
Corporate Secretary will forward to all Directors

By mail
Jones Lang LaSalle Incorporated c/o Corporate Secretary 200 East Randolph Drive Chicago, Illinois 60601
Corporate Secretary will forward to the intended recipient(s)

Review and approval of transactions with interested persons

We have adopted a conflict of interest policy as part of JLL's Code of Ethics, which sets forth our expectation that all Directors, executive officers and JLL employees will make business decisions and take actions based upon JLL's best interests rather than personal relationships or benefits.

The Board has also adopted a formal written policy requiring the review and approval of any transaction, arrangement or relationship (or any series of similar transactions, arrangements, or relationships) (1) that involves a potential corporate opportunity or in which we were, are, or will be a participant, (2) where the amount involved exceeds $120,000, and (3) in which any of the following persons had, has or will have a direct or indirect material interest:

- A Director, nominee for Director or executive officer;
- Any beneficial owner of more than 5% of any class of our voting securities;
- Any immediate family member of the foregoing persons; and
- Any entity in which any of the foregoing persons has a substantial ownership interest or control.

Prohibition on insider trading, pledging or hedging

Our insider trading policy provides that all Directors, members of our GEB, selected senior leaders, and members of their immediate families must pre-clear all trades in JLL stock with our Chief Legal Officer, and they, together with other designated employees, may not trade during designated "blackout periods" (except under approved SEC Rule 10b5-1 trading plans).

Our insider trading policy prohibits our Directors, employees, and their immediate family members from engaging in short sales and transactions in derivatives of JLL stock, pledging JLL stock as collateral, and holding JLL stock in margin accounts. Our insider trading policy strongly discourages our Directors, employees, and their immediate family members from engaging in hedging or monetization transactions designed to offset decreases in the market value of JLL stock, including "zero-cost collars" and "forward sale contracts," and requires that such persons provide a justification for any such transaction and request pre-clearance from our Chief Legal Officer at least two weeks prior to any proposed transaction.

Non-employee Director compensation

How we determine Director compensation

Our Compensation Committee is responsible for determining and recommending to the Board the overall compensation program for our non-employee Directors. (Previously, this was the responsibility of the Nominating, Governance and Sustainability Committee.) We did not make any adjustments to our non-employee Director compensation program in 2022. We use a combination of cash and stock to provide compensation to our non-employee Directors that is:

- Aligned with the interests of our shareholders, in part by emphasizing equity compensation over cash;
- Sufficient to attract and retain the highest caliber individuals who meet the established criteria for Board membership;
- Reflective of the demands placed on Board and committee members by a complex and geographically dispersed, global organization operating in highly competitive and dynamic markets; and
- Competitive based on compensation paid to directors at other firms under broadly similar circumstances.

With the assistance of its external compensation consultant, the Compensation Committee gathers data on board compensation for the same companies in the peer groups that the Committee uses as comparisons for executive compensation. (For more information on the compensation peer groups, see "How we make compensation decisions," which begins on page 40.) The Compensation Committee believes it is appropriate to use the same peer groups for both executive and board compensation.

When reviewing these studies and data, the Compensation Committee seeks information regarding:

- total mix of compensation;
- board retainers and meeting fees;
- compensation for serving on and for chairing committees;
- equity ownership guidelines;
- equity vehicles used and vesting schedules; and
- compensation for Non-Executive Chairman.

Based upon internal guidelines, and with the objective of bringing compensation generally in line with the median compensation offered at peer companies, the Compensation Committee then seeks to make any adjustment to the overall compensation program deemed necessary to satisfy the above criteria approximately every other year.

In consideration of emerging corporate governance best practices, our Board has established a limit on the amount of equity and cash compensation that can be paid to a non-employee Director in a single year. The compensation limits, as described more fully in our Stock Award and Incentive Plans, provide that the total annual compensation for any fiscal year for non-employee Directors will be limited to $750,000, including the value of both the annual cash retainer(s) and the grant date fair value of the annual equity award. The Board believes this is a meaningful limit.

Director compensation amounts for 2022

During 2022, the compensation for our non-employee Directors consisted of three components as set forth below:

Annual Cash Retainer	• Each Director — $100,000 • Chairman of the Board — additional $60,000
Annual Grant of JLL Stock	• Each Director — Annual grant of JLL common stock valued at $185,000 • Chairman of the Board — additional annual grant of common stock valued at $110,000
Annual Cash Retainer for Committee Chair or Member	• Audit and Risk Committee Chair — $25,000 • Compensation Committee Chair — $25,000 • Nominating, Governance and Sustainability Committee Chair — $15,000 • Audit and Risk Committee member (other than chair) — $10,000 • Compensation Committee member (other than chair) — $10,000 • Nominating, Governance and Sustainability Committee member (other than chair) — $5,000 *Paid annually in third quarter*

As referenced above, the Chairman of the Board receives an additional annual retainer in consideration of undertaking the responsibilities and time commitments associated with that position. To determine that compensation, the Compensation Committee meets in executive session, without the Chairman being present. In 2022, the Committee made no change to the Chairman's compensation as there had been a market adjustment in 2021 after having no change for the previous five years. The Committee determined that the Chairman's compensation is consistent with the relevant peer group, and as it is more equity-oriented, it is aligned with shareholder interests.

We do not pay meeting fees, but JLL reimburses all Directors for reasonable travel, lodging and related expenses incurred in attending meetings. We do not provide perquisites to our non-employee Directors. Directors who are also officers or employees of JLL do not receive any additional compensation for serving on the Board.

Non-employee Directors may elect to receive any or all of their cash retainers as JLL common stock, with the number of shares determined on a quarterly basis based on the closing price of our common stock on the last trading day of the immediately preceding quarter.

Non-employee Directors who are subject to U.S. income tax also may participate in the Deferred Compensation Plan that we have established for certain U.S.-based employees. The Deferred Compensation Plan is a nonqualified deferred compensation program that enables eligible participants to voluntarily defer up to 100% of their cash retainers, common stock grants, and restricted stock unit grants upon vesting.

Non-Employee Director compensation for 2022

The following table provides information about the compensation paid to our current Non-Employee Directors for their services during 2022. Mr. Ulbrich does not receive compensation for his service on the Board.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[3]	Total (2022)
Hugo Bagué	$130,000	$185,000	—	—	—	$246	$315,246
Matthew Carter, Jr.	$125,000	$185,000	—	—	—	$476	$310,476
Samuel A. Di Piazza, Jr.	$115,000	$185,000	—	—	—	$246	$300,246
Tina Ju	$115,000	$185,000	—	—	—	—	$300,000
Bridget A. Macaskill	$115,000	$185,000	—	—	—	$246	$300,246
Deborah H. McAneny	$115,000	$185,000	—	—	—	—	$300,000
Siddharth (Bobby) Mehta	$185,000	$295,000	—	—	—	—	$480,000
Moses Ojeisekhoba	$15,833	$92,500	—	—	—	—	$108,333
Jeetendra (Jeetu) I. Patel	$115,000	$185,000	—	—	—	$246	$300,246
Sheila A. Penrose[4]	$50,000	$0	—	—	—	—	$50,000
Ann Marie Petach	$130,000	$185,000	—	—	—	$246	$315,246
Larry Quinlan	$65,000	$185,000	—	—	—	—	$250,000
Efrain Rivera	$115,000	$185,000	—	—	—	—	$300,000

(1) The amounts in this column reflect the aggregate cash fees that each Director earned during 2022, as his or her retainer for Board membership and all Chair and Committee retainers, to the extent applicable. We do not pay fees for attendance at individual meetings.

(2) With the exception of Mr. Ojeisekhoba who joined the Board in December 2022, the stock awards in this column reflect the annual $185,000 in common stock we granted to each Director. Mr. Ojeisekhoba received half of a $185,000 common stock grant due to the timing of when he joined the Board. Mr. Mehta received an additional equity award of JLL common stock for the Chairman of the Board equal to $110,000. The amount of shares issued was rounded to the nearest whole share. The amounts we report in this column reflect the grant date fair values of the stock awards we made to our non-employee Directors during 2022 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation. The aggregate number of stock awards outstanding at December 31, 2022, held by non-employee Directors consisted of the following restricted stock units: Mr. Bagué — 1,110; Mr. Carter — 1,110; Mr. Di Piazza — 1,110; Ms. Ju — 375; Ms. Macaskill — 1,110; Ms. McAneny — 1,110 Mr. Mehta — 1,110; Mr. Ojeisekhoba — 0; Mr. Patel — 1,110; Ms. Penrose — 0; Ms. Petach — 1,110; Mr. Quinlan — 0; and Mr. Rivera — 0

(3) The amounts in this column reflect payment for dividend equivalents on unvested restricted stock units, which were granted to the non-employee directors in prior years.

(4) Ms. Penrose did not stand for reelection to the Board at the 2022 Annual Meeting. Her compensation in 2022 reflects non-employee Director compensation earned for the period of time during which she served on the Board in 2022.

Non-employee Director stock ownership

To align the interests of our Board members with the interests of our shareholders, our Board has adopted stock ownership requirements for non-employee Directors. By the fifth anniversary of first being elected to the Board, each Director must have acquired (and must retain while serving as a Director) shares of JLL common stock worth $500,000 based on the most recent closing price.

Shares underlying all unvested restricted stock units that have been granted to a Director, shares that a Director has elected to take or defer in lieu of cash retainer compensation, and shares that a Director has deferred under any deferred compensation plan count toward this requirement. As of March 31, 2023, each of our non-employee Directors who has served on the Board for five years or more exceeds the minimum stock ownership requirement.

As of March 31, 2023, when the price per share of our common stock at the close of trading on the NYSE was $145.49, our current non-employee Directors had the following ownership interests:

Name	Shares Directly Owned (#)	Restricted Stock Units (#)	Total (#)	Value at March 31, 2023
Hugo Bagué	21,723	1,110	22,833	$3,321,973
Matthew Carter, Jr.	3,851	1,110	4,961	$721,776
Samuel A. Di Piazza, Jr.	14,657	1,110	15,767	$2,293,941
Tina Ju	2,657	375	3,032	$441,126
Bridget Macaskill	6,941	1,110	8,051	$1,171,340
Deborah H. McAneny	13,126	1,110	14,236	$2,071,196
Siddharth (Bobby) Mehta	4,127	1,110	5,237	$761,931
Moses Ojeisekhoba	1,017	—	1,017	$147,963
Jeetendra (Jeetu) Patel	3,314	1,110	4,424	$643,648
Ann Marie Petach	7,364	1,110	8,474	$1,232,882
Larry Quinlan	1,290	—	1,290	$187,682
Efrain Rivera	2,536	—	2,536	$368,963

Our executive officers

We would like to introduce JLL's current executive officers. These individuals were appointed by, and serve at the discretion of, our Board. There are no family relationships among any of our Directors or executive officers. Information about Christian Ulbrich, our CEO and Chairman of our GEB, is included above under "Our 2023 Director nominees" at page 19.

Members of JLL Global Executive Board

Laura Adams, 54, has been our Chief Human Resources Officer (**CHRO**) since July 2022. Previously, Ms. Adams served as the Global HR Lead for JLL's Markets Advisory, Capital Markets and Work Dynamics segments. Ms. Adams joined JLL in 2005 following senior HR roles with Washington Mutual Bank and Diamond Technology Partners. She has extensive experience in aligning people programs to business strategy and driving large-scale complex change, and is a passionate advocate of diversity, equity and inclusion.

Richard W. Bloxam, 51, has been our Chief Executive Officer, Capital Markets since 2017, and he has additional oversight for Valuation Advisory and Research. Mr. Bloxam was formerly the head of Capital Markets for JLL in EMEA for six years, and before that he served in various positions of increasing responsibility for JLL's Capital Markets business in EMEA.

Karen Brennan, 45, has been our Chief Financial Officer (**CFO**) since 2020. Previously, Ms. Brennan spent more than 20 years with LaSalle, most recently as Chief Executive Officer of LaSalle's operations in Europe based in the United Kingdom, and prior to that she held positions of increasing responsibility in real estate investment management in the United States, Singapore and Hong Kong.

Yishai Lerner, 48, has been Co-CEO of JLL Technologies, our technology business, since 2019 and Co-CEO of Spark, our Proptech venture fund, since 2017. Mr. Lerner, along with Mr. Shah, co-founded Mob.ly, which built several category-leading location-based mobile applications, where he was CTO until Mob.ly was sold to Groupon in 2010. At Groupon, where he stayed until 2013, Mr. Lerner became acting global engineering SVP and CTO. Previously, he was also the first employee at numerous mobile startups after an early career building artificial intelligence for video games at Activision Studios. Mr. Lerner has angel invested and advised many startups including Uber and Boom Supersonic since 2009.

Neil Murray, 48, has been Chief Executive Officer for our Work Dynamics (previously referred to as Corporate Solutions) business and Chairman of our Global Work Dynamics Board since 2019. He joined JLL as EMEA CEO, Corporate Solutions in 2017. Before joining JLL, Mr. Murray was CEO of Corporate Services and Region Chair for the UK and Ireland for Sodexo, Inc., where he served in various positions of increasing responsibility from 2009.

Gregory P. O'Brien, 61, assumed responsibility as Chief Executive Officer, Markets Advisory in January 2021. Prior to that and since 2014, he was the Chief Executive Officer for our Americas business segment. Mr. O'Brien was previously the Chief Executive Officer of our Americas Markets Solutions business, and prior to that he was Chief Executive Officer of our Americas Brokerage business. He was Chief Executive Officer of The Staubach Company prior to its merger with JLL in 2008. Mr. O'Brien will step down as CEO, Markets Advisory and from the GEB effective June 30, 2023 and assume a non-executive officer role as Executive Chairman of the Americas.

Andy Poppink, 49, will assume responsibility as Chief Executive Officer, Markets Advisory and join the GEB effective July 1, 2023. Since January 2021, he has been the Chief Executive Officer for our EMEA Markets Advisory business segment. Prior to that, Mr. Poppink was the leader of JLL's western region, overseeing Northern California, Pacific Northwest, Southwest and Rocky Mountain regions.

Mihir Shah, 48, has been Co-CEO of JLL Technologies, our technology business, since 2019 and Co-CEO of Spark, our Proptech venture fund, since 2017. Mr. Shah, along with Mr. Lerner, co-founded Mob.ly, which built several category-leading location-based mobile applications, where he was CEO until Mob.ly was sold to Groupon in 2010. Mr. Shah was a senior executive at Groupon, where he stayed until 2014. Previously, he was also a product leader at Yahoo!, as well as an early employee at several startups. Mr. Shah has angel invested and advised many startups including Uber and Boom Supersonic since 2009.

Other JLL Section 16 Executive Officers

Ben Hawke, 38, was appointed to the role of Chief Accounting Officer in March 2022. He most recently served as JLL's Assistant Global Controller and, prior to that, in various positions of increasing responsibility within JLL's global finance function since joining JLL in January 2016. Before JLL, Mr. Hawke served in various finance roles at CNA Insurance for four years and in the audit practice at Ernst & Young LLP for four years.

Mark Gabbay, 56, was named Chief Executive Officer of LaSalle Investment Management, JLL's investment management business segment, in January 2021. From 2015 through 2020, he was the CEO and chief investment officer for LaSalle Asia Pacific. Mr. Gabbay joined LaSalle in 2010 as chief investment officer for Asia Pacific. His previous experience includes heading up the asset finance division at Nomura, and working on the leadership team of the Asia Pacific global real estate group at Lehman Brothers.

Alan K. Tse, 51, has been our Chief Legal Officer and Corporate Secretary since 2018, and has responsibility for Compliance, Internal Audit, and Risk. Before joining JLL, Mr. Tse was Senior Vice President, General Counsel and Corporate Secretary of Petco Animal Supplies, Inc., from 2016 to 2018, and Executive Vice President, General Counsel and Corporate Secretary of Churchill Downs Incorporated from 2011 to 2016.

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Executive Compensation

Proposal 2 - Advisory approval of executive compensation

As we do every year, we are asking our shareholders to approve, on an advisory basis, the compensation of our Named Executive Officers for 2022, as described in this Executive Compensation section.

As fully described in the Compensation Discussion and Analysis (**CD&A**), our Board believes our executive compensation program has enabled us to retain top-quality executives who have been appropriately motivated to act in the best interests of our shareholders, clients, staff, and other stakeholders. We believe we have an executive compensation program that encompasses best practices in compensation and appropriately incentivizes strong operational and financial performance in both the current year and over the long term, thereby aligning the interests of our executives with the interests of our shareholders.

Accordingly, our Board requests that you vote to approve the following resolution:

RESOLVED, that the shareholders of Jones Lang LaSalle Incorporated approve, on an advisory basis, the compensation of its Named Executive Officers, as disclosed in JLL's Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and any related information.

While this vote is not binding on JLL, it will provide valuable information to our Compensation Committee and management regarding investor sentiment related to our executive compensation as we move forward.

The Board recommends you vote FOR the advisory say-on-pay vote approving JLL's executive compensation.

Proposal 3 - Advisory approval regarding frequency of "say on pay" votes on executive compensation

In addition to the advisory approval of our executive compensation program, we are also seeking advisory approval from our shareholders as to the frequency with which shareholders will have an opportunity to provide an advisory approval of our executive compensation program in the future. As required by applicable regulations, we are providing shareholders the option of selecting a frequency of one, two or three years, or abstaining.

Our shareholders voted on a similar proposal in 2017 with the majority voting to hold the "say-on-pay" vote every year. Our Board continues to believe that, since the intention of the "say-on-pay" vote is to provide a communication vehicle to the Compensation Committee, it is most useful to have a communication that is received on a regular basis and in a timely manner. Specifically, because the Company makes its compensation decisions on an annual basis, we believe our shareholders should have an annual opportunity to provide advisory approval of these decisions. Given the importance of shareholder engagement to our Company, an annual "say-on-pay" vote will provide the highest level of accountability and direct communication by enabling each "say-on-pay" vote to correspond to the majority of the information presented in the accompanying proxy statement for the applicable shareholders' meeting.

Our Board therefore requests that our shareholders select "One Year" when voting on the frequency of advisory votes on executive compensation. Although the advisory vote is non-binding, our Board will review the results of the vote and take them into account in making a determination concerning the frequency of advisory votes on executive compensation.

The Board recommends you vote FOR a frequency of One Year for future executive compensation votes.

Compensation discussion and analysis

This CD&A describes our executive compensation philosophy and program, as well as the specific compensation paid during the last fiscal year to the five executives listed below (our **Named Executive Officers**, or **NEOs**). As part of their duties, these officers were also members of our GEB during 2022.

Name	Title
Christian Ulbrich	Chief Executive Officer and President
Karen Brennan	Chief Financial Officer
Gregory O'Brien	Chief Executive Officer, Markets Advisory
Yishai Lerner	Co-CEO, JLL Technologies
Mihir Shah	Co-CEO, JLL Technologies

Executive summary

Principles of our executive compensation program

Compensation aligns with shareholders' interests. A significant portion of our executives' realized compensation aligns directly with the long-term interests of our shareholders, and our executives share with them in the performance of our stock.

There is a strong link between pay and performance. A significant portion of our executives' compensation is at risk and aligned with achievement of our financial and long-term strategic goals.

Compensation incentivizes behaviors that drive business. Our incentive compensation plans incorporate relevant metrics and targets to drive the behaviors necessary to accomplish our short-term and long-term goals.

There is an appropriate balance between short-term and long-term compensation elements. We allocate compensation to fixed and variable pay with an appropriate mix of short-term and long-term pay elements.

We uphold strong corporate governance practices and avoid incentives that may create excessive risk. Our compensation plans include specific policies and practices that mitigate risk and are designed to further align executive compensation with long-term shareholder interests.

The compensation program is easy to understand. Our compensation program is straightforward and easy to communicate.

Pay for performance

How we align pay with performance

We are committed to aligning the compensation of our executives with our financial and operational performance. Our Compensation Committee oversees JLL's executive compensation program and designs that program to motivate the NEOs to increase shareholder value. Our program seeks to drive the achievement of both the short- and long-term financial and strategic goals that management establishes with the Board, without encouraging excessive risk-taking. We believe the program aligns compensation with performance with a clear and direct approach.

Elements of executive compensation

We have three elements of total direct compensation: base salary, annual incentive plan (AIP), and long-term incentive plan (LTIP). We design our compensation program to incentivize our NEOs to drive both annual and long-term performance. As illustrated in the charts below, based on target performance last year, 93% of the total direct compensation was performance-based for the CEO and 90% of the total direct compensation (on average) was performance-based for the other NEOs. The variable compensation mix for the CEO at target was 24% AIP and 76% LTIP. The variable compensation mix at target for the remainder of the other NEOs was 40% AIP and 60% LTIP.



**2022 CEO
Compensation Mix at Target**

93% at risk

7%
22%
71%



**2022 Other Named Executive Officers
Compensation Mix at Target**

90% at risk

10%
36%
54%

● Long-Term Incentive Plan   ● Annual Incentive Plan   ● Base Salary

Summary of executive compensation practices

We continually evaluate our compensation programs to ensure we are upholding best practices in executive compensation. Below is a summary of what we do and do not do, the combination of which we believe aligns with the long-term interests of our shareholders.

What we do	What we don't do
✓ Align pay for performance	✕ No personal perquisites of any significance
✓ Build in flexibility to address the financial results of an inherently cyclical business	✕ No excise tax gross-ups upon change in control
✓ Maintain a mix of short- and long-term compensation elements	
✓ Include double-trigger change in control provisions for LTIP stock awards	
✓ Design compensation programs to mitigate undue risk	
✓ Maintain stock ownership guidelines	
✓ Prohibit hedging or pledging of JLL stock and short-sales	
✓ Utilize an independent compensation consulting firm	
✓ Clawback of certain incentives in the event of a subsequent restatement of financial statements	

Say-on-Pay Advisory Vote

We currently provide shareholders with an annual advisory vote to approve our executive compensation program.

Our current executive compensation program was first highlighted in the proxy statement for our annual meeting of shareholders held in 2018. Since then, the core structure and elements of our program have been discussed as part of our regular ongoing investor engagement process, where we have consistently received positive feedback overall. Further discussion of our executive compensation program is included in our proxy statements for our annual meetings of shareholders.

At our annual meeting of shareholders held in 2022, approximately 96% of the votes cast were in favor of our executive compensation program. The Compensation Committee evaluated this most recent say-on-pay result in evaluating our executive compensation program. The Compensation Committee also assessed the interaction of our compensation programs with our business objectives, reviewed peer data and received input from Exequity LLP (**Exequity**), the Compensation Committee's independent compensation consultant, as well as from a number of our shareholders. Based upon this assessment, our executive compensation program remained consistent in structure in 2022.

How we make compensation decisions

Role of the Compensation Committee

The Compensation Committee, which consists entirely of independent Directors, recognizes the importance of developing and maintaining sound principles and practices governing GEB compensation. Through a disciplined evaluation process, we seek to establish a strong link between executive compensation and performance, in both our short-term and long-term strategic objectives, which are designed to drive shareholder value. In accordance with their responsibilities, the Compensation Committee:

- Retains and regularly confers with independent compensation consultants to advise on the design, structure, and market competitiveness of our compensation programs;
- Reviews market compensation data to compare our executive compensation to other similarly-situated companies and to study how such companies use compensation to promote desired business outcomes and attract and retain executive talent; and
- Considers other relevant matters, including internal equity, consistency, and accounting requirements, when determining compensation elements.

Role of our Chief Executive Officer

Our CEO, Mr. Ulbrich, makes annual recommendations to the Compensation Committee for target total direct compensation and the appropriate "Leadership Multiplier" (defined below under "2022 Annual Incentive Plan - The Leadership Multiplier") for each of the other NEOs. To do this, Mr. Ulbrich:

- Reviews external market data as well as internal equity comparisons to recommend targets;
- Evaluates in his judgment the performance of each of the other NEOs based on the goals and business objectives established at the beginning of the year;
- Considers the quality of the interaction and contributions of the other NEOs as members of the GEB; and
- Compares the performance of each of the other NEOs on a relative basis, considering the different market, geographical, and cultural dynamics and challenges of each of their respective business segments.

The Compensation Committee reviews these evaluations and recommendations with Mr. Ulbrich before determining the compensation to approve.

Mr. Ulbrich also provides an assessment of his own performance during the previous year relative to his performance objectives. The Compensation Committee then meets in one or more private executive sessions without Mr. Ulbrich present to develop its own conclusions about his performance and to determine his Leadership Multiplier.

Internal compensation resources

JLL's Global Human Resources staff helps prepare the information the Compensation Committee needs to carry out its oversight responsibilities, using internal compensation expertise and data from publicly available sources and professional compensation consulting firms to compile comparative market compensation data and present relevant compensation analyses.

Role of independent compensation consultant

The Compensation Committee has the authority to retain, as needed, independent counsel, compensation and benefits consultants, and other outside experts or advisors. In 2022, the Compensation Committee retained Exequity as its independent compensation consultant to provide advice on matters related to the compensation of the NEOs. The Compensation Committee has assessed Exequity's independence in light of SEC rules and NYSE listing standards and has determined that Exequity is independent. Exequity does not advise management or receive any compensation from JLL other than in connection with its work for the Compensation Committee. Accordingly, the work performed by Exequity does not raise any conflicts of interest.

During 2022, the Compensation Committee requested Exequity to:

- Review and comment on the agendas and supporting materials in advance of Compensation Committee meetings;
- Review and comment on major compensation matters that management proposes, including comparative data and plan design recommendations;
- Review the compensation matters disclosed in this Proxy Statement;
- Provide advice on best practices for Board governance of executive compensation, current executive compensation trends, and regulatory updates; and
- Undertake special projects or provide certain other advice.

Risk considerations

On an annual basis, we consider whether our GEB compensation policies may be reasonably expected to incentivize employees to take risks that are reasonably likely to have a materially adverse effect on either our short-term or longer-term financial results or operations. We continue to believe that our policies do not incentivize undue risk. Additionally, we have not identified historical situations where we believe our compensation practices drove behaviors or actions that resulted in materially adverse effects on our business or prospects.

The table below identifies the mechanisms we use to manage risk incentives under our Annual Incentive Plan and Long-Term Incentive Plan.

Risk Mitigation Factors

Annual Incentive Plan		Long-Term Incentive Plan
✓	Award Cap	✓
✓	Multiple Performance Factors	✓
✓	Clawback Feature	✓
N/A	Anti-hedging Policy	✓
N/A	Share Ownership Guidelines	✓

Competitive assessment

We recognize that our compensation practices must be competitive within the broader markets where we compete. As we strive to maintain our leadership position within the global real estate services, property technology and investment management industries, it is critical that we attract, retain and motivate executives who can help us continue to deliver on the commitments we make to our clients and shareholders. Therefore, each year the Compensation Committee compares our compensation program to those of other relevant companies.

Given the diverse nature of our businesses, which combine real estate expertise with business services, we have historically compared ourselves to two peer groups: one consisting of real estate-oriented firms, including real estate investment trusts, and the other consisting of business services firms. In 2021, in an effort to obtain more robust competitive pay information, we sought to increase the size of our peer group. In identifying companies to add to the previous group, the selection criteria for new peers included comparable size (companies similar in size both in terms of revenue and market capitalization), a large employee count, and a significant international footprint. In reviewing the data from this more robust peer group, the Committee looks at the information for all peers as a group. In addition, the Committee also looks at subsets of the peer group (e.g., real estate peers and business services peers) that are similar to analyses from prior years as this provides continuity in the data from year to year.

Management annually reviews the composition of the peer groups, and the Compensation Committee then independently considers and approves the peer group lists. Each year, management recommends changes that will keep the peer groups as meaningful as possible.

The table below shows the full peer group that was used in 2022 and the prior business services peer group and real estate peer group subsets that continue to be reviewed. These are the same companies used in the assessment in 2021.

Company	Full Peer Group	Real Estate Peers	Business Services Peers
AECOM	X		X
Aon plc	X		
Boston Properties, Inc.	X	X	
CACI International Inc	X		X
CBRE Group, Inc.	X	X	
CGI Group Inc.	X		X
Cognizant Technology Solutions Corporation	X		
Cushman & Wakefield plc	X	X	
Duke Realty Corporation	X	X	
DXC Technology Company	X		
EMCOR Group, Inc.	X		X
Equifax Inc.	X		X
Fidelity National Information Services, Inc.	X		X
Fluor Corporation	X		
Host Hotels & Resorts, Inc.	X	X	
Invesco Ltd.	X		
Jacobs Engineering Group Inc.	X		
Leidos Holdings, Inc.	X		
ManpowerGroup Inc.	X		
Marsh & McLennan Companies, Inc.	X		
Prologis Inc.	X	X	
Raymond James Financial Inc.	X		
Robert Half International Inc.	X		X
SL Green Realty Corp.	X	X	
T. Rowe Price Group, Inc.	X		
Vornado Realty Trust	X	X	
Willis Towers Watson Public Limited Company	X		

The median revenue and market capitalization (in millions) for each of the peer groups is shown below as reported by S&P Capital IQ.

Year		JLL	Full Peer Group	Real Estate Peers	Business Services Peers
2021	Fee Revenue	$8,018	$9,904	$2,908	$9,904
	Market Capitalization	$13,474	$17,992	$15,204	$12,208
2022	Fee Revenue	$8,302	$10,106	$3,997	$9,372
	Market Capitalization	$7,571	$13,077	$10,593	$11,776

This table reflects 2021 and 2022 results for JLL and our peer group companies. The P2021 data was the data considered by the Compensation Committee in making decisions about 2022 compensation.

We believe the peer group and other external benchmark data relating to the JLL CEO, JLL CFO and CEO, Markets Advisory positions correlate to publicly available data. For those positions, the external reference is the set of peer group companies above, for which data are available through their respective proxy statements.

For the Co-CEOs of JLL Technologies, because of the technological focus of their roles, in addition to the peer group data above, we use

several hierarchical and role comparisons from publicly disclosed information and various other survey matches. Accordingly, we take an internal equity approach, anchored on data for our JLL CEO, JLL CFO, and CEO, Markets Advisory, all of which we do believe correlate well. We then also assess the positions of the Co-CEOs of JLL Technologies on relative size, profit contributions, and comparative performance of JLL Technologies. After the internal equity comparison, we then look at the external market data and hierarchical comparisons to review from an external equity perspective.

2022 Base salary decisions

We review base salaries for all of our NEOs on an annual basis, as well as at the time of a promotion or other change in responsibilities. Base salaries are planned in U.S. dollars but delivered in local currency.

Name	2022 Base Salary	2021 Base Salary
Christian Ulbrich[1]	$889,121	$970,997
Karen Brennan	$500,000	$496,154
Gregory O'Brien	$500,000	$496,154
Yishai Lerner	$500,000	$496,154
Mihir Shah	$500,000	$496,154

[1] The year over year change in Mr. Ulbrich's base salary reflects the difference in applicable exchange rate rather than a change in base salary in local currency.

2022 Annual Incentive Plan

Our AIP structure is designed to align our executives' compensation with JLL's enterprise performance, reward executives for their individual performance, and reward performance against strategic leadership goals.

The Compensation Committee establishes target AIP awards for each NEO based on extensive external and internal equity considerations as noted above. Awards are first determined based on results against JLL's annual financial goals at the enterprise level with payouts historically ranging from 0% to 150% of target. Achievement of threshold performance results in a payout of 50% of the target bonus amount, achievement of target performance

results in a payout of 100% of the target bonus amount, and achievement of maximum performance (or greater) results in a payout of 150% of the target bonus amount, with a straight-line interpolation applied to results between goals to calculate payout percentage earned. Achievement below threshold results in no payment.

After the Compensation Committee certifies financial performance against targets, the resulting awards are adjusted by a Leadership Multiplier (described below) ranging between 80% and 120%. Final AIP awards are delivered in cash.

Financial performance measures

In 2022, we simplified our AIP structure and created consistency by aligning all GEB members under the same performance measures and weightings. The shared performance measures tie the compensation of all our NEOs in the short term for the annual cash variable compensation program to our global corporate performance.

Performance Measures*	Performance Weighting	What is it?
AIP Adjusted EBITDA	50%	Our externally reported EBITDA (earnings before income tax, depreciation and amortization), adjusted to exclude net non-cash mortgage servicing rights, mortgage banking derivative activity, net loss on dispositions and interest on employee loans, net of forgiveness, along with certain restructuring and acquisition charges.
AIP Adjusted EBITDA Margin	25%	AIP Adjusted EBITDA divided by our externally reported Fee Revenue.
Free Cash Flow	25%	Represents cash provided by operating activities less net capital additions from property and equipment.

* The above measures are non-GAAP financial measures used by the Compensation Committee in determining executive compensation. See **Annex A** for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

For the **AIP Adjusted EBITDA Measure,** the Compensation Committee set a performance target, a threshold performance at 70% of target, and a maximum performance at 130% of target.

	Threshold 50% payout (Millions U.S. $)	Target 100% payout (Millions U.S. $)	Maximum 150% payout (Millions U.S. $)		Payout Percentage Earned
AIP Adjusted EBITDA[1]	$1,072.8	$1,532.5	$1,992.3	Actual performance $1,222.3 80% of target	66%

(1)   AIP Adjusted EBITDA as presented is a non-GAAP financial measure used by the Compensation Committee in determining executive compensation. See **Annex A** for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

For the **AIP Adjusted EBITDA Margin Measure,** the Compensation Committee set a performance target, a threshold performance at 70% of target, and a maximum performance at 130% of target.

	Threshold 50% payout	Target 100% payout	Maximum 150% payout		Payout Percentage Earned
AIP Adjusted EBITDA Margin[1]	12.0%	17.2%	22.4%	Actual performance 14.7% 86% of target	76%

(1)   AIP Adjusted EBITDA Margin as presented is a non-GAAP financial measure used by the Compensation Committee in determining executive compensation. See **Annex A** for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

For the **Free Cash Flow Measure,** the Compensation Committee set a performance target, a threshold performance at 70% of target, and a maximum performance at 130% of target.

	Threshold 50% payout (Millions U.S. $)	Target 100% payout (Millions U.S. $)	Maximum 150% payout (Millions U.S. $)		Payout Percentage Earned
Free Cash Flow[1]	$490	$700	$910	Actual performance ($5.9) below threshold	0%

(1)   Free Cash Flow as presented is a non-GAAP financial measure used by the Compensation Committee in determining executive compensation. See **Annex A** for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

The Leadership Multiplier

The criteria used to determine the Leadership Multiplier are:

- MyPerformance objectives;
- leadership behaviors;
- unforeseen significant market events;
- M&A or divestiture activity; and
- performance not captured by the financial metrics.

MyPerformance is the performance management system we implemented in 2018.

Using these criteria, the Compensation Committee determines the Leadership Multiplier for the CEO. The Compensation Committee considers the assessment and recommendation of the CEO when determining the Leadership Multiplier for the other NEOs. The Leadership Multiplier can vary from 80% to 120% and may be different from NEO to NEO.

Given the challenging environment and below target financial performance in 2022, the Compensation Committee, with the recommendation of the CEO, decided to apply a Leadership Multiplier of 88% to all NEO 2022 AIP Awards.

Determination of 2022 AIP awards

The Compensation Committee set the AIP target bonus amounts for our NEOs shown in the table below through the process described previously. Ms. Brennan's AIP target bonus was increased in 2022 to reflect her strong performance in the role since her promotion in July 2020 to bring her total compensation in line with competitive market practices. Based on the financial performance results and the Leadership Multipliers, the following annual bonuses were earned in 2022:

Executive	(A) Bonus Target	(B) Financial Goals Payout Percentage	(C) Calculated Performance Basis of Award	(D) Leadership Multiplier	Final Cash AIP Award (A)x(B)x(D)
Christian Ulbrich	$3,000,000	52.1%	$1,563,000	88%	$1,375,440
Karen Brennan	$1,500,000	52.1%	$781,500	88%	$687,720
Gregory O'Brien	$2,056,800	52.1%	$1,071,593	88%	$943,002
Yishai Lerner	$1,920,000	52.1%	$1,000,320	88%	$880,282
Mihir Shah	$1,920,000	52.1%	$1,000,320	88%	$880,282

We provide additional information about the cash payments under the AIP to our NEOs below in the 2022 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

2022 GEB Long-Term Incentive Plan

JLL has a long-term incentive plan specifically for members of our GEB (**GEB LTIP**). The GEB LTIP is designed to align executives' interests with the interests of our shareholders, align executives' compensation with JLL's enterprise performance, and reward performance against JLL's long-term strategic goals. The GEB LTIP provides for annual awards of performance share units (**PSUs**) that cliff vest at the end of three years, subject to achievement of performance against predefined metrics. In addition, the GEB LTIP provides for annual awards of restricted stock units (**RSUs**) that cliff vest at the end of three years.

The Compensation Committee establishes target GEB LTIP award amounts for each NEO based on extensive external and internal equity considerations. The number of PSUs achieved is calculated based on JLL's results against two long-term metrics, with payouts ranging from 0% to 150% for each metric. PSUs are settled in JLL common stock. RSUs are also settled in JLL common stock upon expiration of the time-based vesting schedule.

Performance metrics

The following table describes our long-term performance metrics and explains how they align with shareholders' interests.

Performance Measures	What is It?	When is it assessed?	Why do we use it?
U.S. GAAP Diluted EPS	U.S. GAAP Diluted EPS is a measure of JLL's GAAP profit allocated to each outstanding share of stock, including the dilutive impact of our common stock equivalents. U.S. GAAP Diluted EPS is calculated as (i) net income attributable to common shareholders (ii) divided by the weighted average number of common shares outstanding inclusive of the dilutive impact of our common stock equivalents.	After three years for cumulative performance	Aligns compensation to a key indicator of JLL's performance and returns on shareholder equity
Relative TSR	JLL's TSR is ranked versus the companies in the S&P 500. The beginning share price for the performance period is the average closing price of JLL's common stock for the final 20 trading days of the calendar year that precedes the start of the performance period, and the final share price for performance period is the average closing price of JLL's common stock for the final 20 trading days of such performance period.	After three years for cumulative performance	Aligns compensation to delivering shareholder value

For the U.S. GAAP Diluted EPS performance metric, the Compensation Committee sets a threshold, target, and maximum goal with an associated payout. Our specific U.S. GAAP Diluted EPS goals are shown below. We do not disclose details regarding our U.S. GAAP Diluted EPS goals for competitive reasons, but they are meant to be challenging but attainable with superior effort. The payouts for achievement of our U.S. GAAP Diluted EPS goals are shown below.

U.S. GAAP Diluted EPS Achievement	Payout for U.S. GAAP Diluted EPS (as a % of target)*
Threshold (70% of target)	50%
Target	100%
Maximum (130% of target)	150%

*   straight-line interpolation for results between goals.

The Relative TSR metric will pay out based on our TSR ranking within the S&P 500 Index, as follows:

TSR percentile rank in the S&P 500	Payout for TSR (as a % of target)*
25th	50%
50th	100%
75th	150%

* straight-line interpolation for results between goals.

Determination of 2022 GEB LTIP grants

The table below represents the grant date fair market value of target PSUs and RSUs awarded on April 5, 2022, under the GEB LTIP. Increases in target awards in 2022 for Mr. Ulbrich and Ms. Brennan were done to bring their total compensation in line with competitive market practices and to reflect their strong performance in their respective roles.

	U.S. GAAP Diluted EPS (75% weighting) (#)	Relative TSR (25% weighting) (#)	Total PSUs Granted (#)	Total RSUs Granted (#)	Value[1]
Christian Ulbrich	21,324	7,108	28,432	14,004	$ 9,741,059
Karen Brennan	4,921	1,640	6,561	3,232	$ 2,247,954
Gregory O'Brien	6,748	2,249	8,997	4,431	$ 3,082,358
Yishai Lerner	6,299	2,099	8,398	4,136	$ 2,877,143
Mihir Shah	6,299	2,099	8,398	4,136	$ 2,877,143

(1) The amounts we report in this column reflect the grant date fair values of awards to our NEOs computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation, assuming performance at target levels. See footnote 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2022, for a discussion of the relevant assumptions used in calculating this amount.

GEB LTIP 2020-2022 PSU award results

In April 2020, the Compensation Committee established the following metrics, targets and weights for the 2020-2022 PSUs issued under the GEB LTIP. On February 24, 2023, the Compensation Committee determined if the Company met or exceeded the specific thresholds as shown below for the three-year performance period ended December 31, 2022, with a total percentage payout of 103.5% of target, and the shares deliverable under the 2020-2022 PSUs vested as of March 31, 2023.

	Metric Criteria				2020-2022 Actual Achievement	Metric Payout	Weighted Payout
	Threshold	Target	Maximum	Weight			
U.S. GAAP Diluted EPS	$15.64 per share	$22.34 per share	$29.04 per share	50%	$39.44	150%	75.0%
Beyond Goals	70% achievement	100% achievement	130% achievement	40%	Varied	71.23%[1]	28.5%
Relative TSR	30th percentile	60th percentile	90th percentile	10%	21st percentile	0%	0%
Aggregate Weighted Payout:							**103.5%**

(1) Average of individual *Beyond* goal payouts.

The amounts earned by our NEOs are reflected in the table below and were delivered in the first quarter of 2023.

	2020-2022 PSUs Awarded	Performance Payout	Shares Vesting
Christian Ulbrich	45,328	103.50%	46,911
Karen Brennan	6,382	103.50%	6,605
Gregory O'Brien	20,485	103.50%	21,201
Yishai Lerner	19,613	103.50%	20,298
Mihir Shah	19,613	103.50%	20,298

Severance arrangements for NEOs

Severance Pay Plan

We currently maintain a Severance Pay Plan for full-time employees in the U.S., including executive officers. To be eligible to receive benefits under the Severance Pay Plan, an employee must be involuntarily terminated from employment under specified circumstances and also must meet certain other conditions.

Benefits under the Severance Pay Plan include:

- base severance equal to one-half month of base pay in effect at the time of the employment termination, and
- enhanced severance if the employee executes a severance agreement and general release in favor of JLL.

Enhanced severance is (i) a multiple of base pay that varies with the circumstances of termination and is otherwise based on an employee's position level and length of service, (ii) reimbursement for certain health care insurance costs, and (iii) outplacement for professional employees. The maximum benefit available under the Severance Pay Plan is fifteen months of base pay. For employees terminated after June 30 of any given year and before annual incentives are paid for that year, enhanced severance also includes a pro-rated annual incentive payment, calculated based on the employee's target annual incentive for the year of termination, subject to JLL's then-existing practice of determining annual incentive payments.

Change in control benefits

On March 3, 2021, each of our GEB members entered into a form of change in control agreement. The agreement provides for payment of severance and other benefits to members of the GEB if their employment is terminated either without cause or for good reason (as defined in the agreement) during the 24-months following a change in control, subject to the GEB member's execution and non-revocation of a general release of claims in favor of the Company. The agreement provides for the following payments and benefits to a GEB member:

- A lump-sum payment of their annual base pay times the multiplier applicable to such executive (which is 3.0 for Mr. Ulbrich and 1.5 for all other GEB members);
- A lump-sum payment equivalent to their annual target bonus for the year of termination times the multiplier applicable to such executive (which is 3.0 for Mr. Ulbrich and 1.5 for all other GEB members);

Under a provision of the Severance Pay Plan that we specifically established to cover members of our GEB, each of the NEOs would be eligible (regardless of length of service or location) to receive a minimum of twelve months of base salary, plus an amount equal to the individual's target annual incentive for the year of termination, as enhanced severance if that executive's employment is involuntarily terminated by JLL without cause. To the extent applicable, a GEB participant who is also eligible to receive severance payments under any other plan, program or arrangement provided to employees in countries other than the U.S. may elect whether to receive payments under such other arrangement rather than the Severance Pay Plan, but may not receive payments under both. In any event, the maximum benefit under the Severance Pay Plan remains at fifteen months (excluding potential for a prorated share under the annual incentive plan based on the individual's exit date) if a participant has sufficient tenure to exceed the twelve-month minimum.

The potential severance benefits we make available to our NEOs are designed to help us retain them as we compete for talented employees in a marketplace for global talent where similar (if not often greater) protections are commonly offered. We intend for severance benefits to ease an employee's transition due to an unexpected employment termination. We do not provide any tax gross-ups on severance payments under any circumstances.

- A lump-sum payment of their pro rata bonus, at target, calculated from the January 1 through their last day of employment with the Company in a Plan Year; and
- Accelerated vesting of all outstanding stock-based awards issued under the Company's applicable stock award incentive plan.

We do not provide any tax gross-ups on change in control benefits under any circumstances. We believe these change in control severance benefits will encourage our executives to remain focused on JLL's business in the event of rumored or actual fundamental corporate changes.

Additional information

Stock ownership guidelines

In order to further align the long-term interests of our leadership team with the interests of our shareholders, we have established stock ownership guidelines for members of our GEB (which includes all our NEOs).

Our CEO is required to maintain equity ownership of at least six times his annual base salary. The other NEOs must maintain equity ownership (inclusive of unvested RSUs) of at least four times their respective annual base salaries. In all cases, members of the GEB must retain 100% of all shares acquired on the vesting of equity awards or the exercise of stock options until compliance with the minimum ownership requirement is achieved. After a GEB member attains the minimum required ownership level, he or she must hold 50% of any shares acquired on the vesting of equity awards or the exercise of stock options for two years following such vesting or exercise. As of March 31, 2023, all NEOs for 2022 meet or exceed their respective stock ownership guidelines.

Clawback Policy

The Compensation Committee has adopted a Clawback Policy that is applicable to our NEOs, other members of our GEB, and such other executives and key contributors as the Compensation Committee may designate from time to time. The policy provides that if the Compensation Committee determines that one or more of such

individuals committed any fraud or intentional misconduct that caused JLL, directly or indirectly, to restate its financial statements, the Compensation Committee may require reimbursement of any compensation paid or awarded under the GEB LTIP in the past 36 months, and may cancel unvested restricted stock units/awards granted under that plan in the past 36 months, to the extent such compensation would not have been paid and such stock awards would not have been awarded based on the restated financial results.

Certain tax matters

We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we expect, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments will not be fully deductible.

Perquisites

We do not provide personal perquisites (such as personal use of corporate aircraft) of any significance to our NEOs. In appropriate circumstances, we do provide reimbursement for certain expatriate expenses, all of which we disclose in the 2022 Summary Compensation Table.

Compensation Committee report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis presented in this Proxy Statement. Based on such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Deborah H. McAneny (Chair)
Hugo Bagué
Matthew Carter, Jr.
Samuel A. Di Piazza, Jr.
Siddharth (Bobby) Mehta
Moses Ojeisekhoba

Executive compensation tables

The following tables and footnotes set forth information regarding forms of compensation for the NEOs during each of 2022, 2021, and 2020.

Except as specified, the footnote disclosures below generally relate only to compensation for 2022. We included footnotes to compensation for prior years in the proxy statements relating to those years.

2022 Summary Compensation Table

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Christian Ulbrich Chief Executive Officer and President	2022 2021 2020	$889,121 $970,997 $585,421	$— $— $—	$9,741,059 $7,306,412 $4,906,575	$— $— $—	$1,375,440 $4,500,000 $2,700,000	$50,147 $79,410 $90,037	$12,055,766 $12,856,819 $8,282,033
Karen Brennan Chief Financial Officer	2022 2021 2020	$500,000 $496,154 $331,923	$— $— $—	$2,247,954 $1,818,404 $1,004,721	$— $— $—	$1,343,189 $2,973,060 $1,810,266	$87,162 $41,853 $114,816	$4,178,304 $5,329,471 $3,261,725
Gregory O'Brien CEO, Markets Advisory	2022 2021 2020	$500,000 $496,154 $314,423	$— $— $—	$3,082,358 $2,797,994 $2,217,419	$— $— $—	$943,002 $3,172,500 $2,115,000	$14,927 $13,080 $5,618	$4,540,286 $6,479,728 $4,652,460
Yishai Lerner Co-CEO, JLL Technologies	2022 2021 2020	$500,000 $496,154 $314,423	$— $— $—	$2,877,143 $6,925,323 $2,123,029	$— $— $—	$880,282 $3,037,500 $2,250,000	$12,651 $12,014 $4,781	$4,270,075 $10,470,991 $4,692,233
Mihir Shah Co-CEO, JLL Technologies	2022 2021 2020	$500,000 $496,154 $314,423	$— $— $—	$2,877,143 $6,925,323 $2,123,029	$— $— $—	$880,282 $3,037,500 $2,250,000	$12,651 $12,014 $4,656	$4,270,075 $10,470,991 $4,692,108

(1) We pay the annual base salary and non-equity incentive plan compensation to Mr. Ulbrich in Euros, the currency of the country where he resides. In 2022, 2021, and 2020, the amounts of Mr. Ulbrich's non-equity incentive plan compensation were determined in U.S. dollars and then converted into Euros at the prevailing exchange rate.

(2) The amounts we report in this column reflect the grant date fair values of stock awards we made to our NEOs computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation. See footnote 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for a discussion of the relevant assumptions used in calculating the amounts. In accordance with SEC rules, the amounts included in the column for the PSU awards granted during 2022 are calculated based on the probable outcome of the performance conditions (assumed at target) for such awards on the grant date. If the probable outcome of the performance conditions as of grant date had been maximum performance, then the grant date fair value of the PSUs would have been as follows: Mr. Ulbrich — $9,786,437; Ms. Brennan — $2,258,329; Mr. O'Brien $3,096,812; Mr. Lerner — $2,890,634; and Mr. Shah — $2,890,634.

(3) The amounts in this column reflect annual incentive cash payments we made under the AIP relating to 2022 performance for all NEOs. For Ms. Brennan, the amount also reflects $655,469 received in 2022 under the LaSalle Cash LTIP for vesting of prior awards received between 2018 through 2020.

(4) The amounts in this column reflect the All Other Compensation with the details for 2022 referenced in the table below.

All other compensation

	401(k) Match and Pension Contribution	Life, Healthcare and Healthcare Bonus	Ex-Pat GUG and Tax Equalization[1]	Transportation Allowance/Car Lease[2]	Tax Preparation Services	Total
Christian Ulbrich	$27,298	$0	$0	$16,024	$6,825	$50,147
Karen Brennan	$12,200	$1,547	$73,415	$0	$0	$87,162
Gregory O'Brien	$12,200	$2,727	$0	$0	$0	$14,927
Yishai Lerner	$12,200	$451	$0	$0	$0	$12,651
Mihir Shah	$12,200	$451	$0	$0	$0	$12,651

(1) For Ms. Brennan, amount represents the incremental cost to JLL of tax equalization and other related payments associated with her long-term assignment to the United Kingdom, all in accordance with the Company's standard policies. Per JLL's standard policy, expatriate benefits and reimbursements are discontinued at the end of an assignment. However, tax equalization and other tax-related payments may continue, but only to the extent that liabilities related to the foreign assignment are incurred.

(2) For Mr. Ulbrich, amount represents the actual lease paid and car allowance for the benefit provided through July 31, 2022. Effective August 1, 2022, there is no monetary value associated with the lease and car allowance benefit.

Grants of plan-based awards for 2022

The following table sets forth information about stock and cash awards, the totals of which are reflected in the Summary Compensation Table above, that we made to the NEOs under our 2022 AIP and our existing Stock Award and Incentive Plans (SAIP), including under the GEB LTIP.

| | Grant Date | Type of Award | Estimated future payouts under non-equity incentive plan awards[1] | | | Estimated future payouts under equity incentive plan awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units[3] | Grant Date Fair Value of Stock Awards[4] |
			Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)		
Christian Ulbrich	—	AIP	$1,500,000	$3,000,000	$4,500,000	—	—	—	—	—
	4/5/2022	PSU	—	—	—	14,216	28,432	42,648	—	$6,527,561
	4/5/2022	RSU	—	—	—	—	—	—	14,004	$3,213,498
Karen Brennan	—	AIP	$750,000	$1,500,000	$2,250,000	—	—	—	—	—
	4/5/2022	PSU	—	—	—	3,281	6,561	9,842	—	$1,506,307
	4/5/2022	RSU	—	—	—	—	—	—	3,232	$741,647
Gregory O'Brien	—	AIP	$1,028,400	$2,056,800	$3,085,200	—	—	—	—	—
	4/5/2022	PSU	—	—	—	4,499	8,997	13,496	—	$2,065,576
	4/5/2022	RSU	—	—	—	—	—	—	4,431	$1,016,782
Yishai Lerner	—	AIP	$960,000	$1,920,000	$2,880,000	—	—	—	—	—
	4/5/2022	PSU	—	—	—	4,199	8,398	12,597	—	$1,928,055
	4/5/2022	RSU	—	—	—	—	—	—	4,136	$949,088
Mihir Shah	—	AIP	$960,000	$1,920,000	$2,880,000	—	—	—	—	—
	4/5/2022	PSU	—	—	—	4,199	8,398	12,597	—	$1,928,055
	4/5/2022	RSU	—	—	—	—	—	—	4,136	$949,088

(1) Represents threshold, target and maximum payouts under our 2022 AIP. The AIP awards 50% of the target bonus amount for threshold performance, 100% for target performance and 150% for maximum performance. Applying the Leadership Multiplier, the initial calculated award can be adjusted in a range between a minimum of 80% and a maximum of 120% of the calculated award.

(2) The GEB LTIP awards 50% of the target number of PSUs for threshold performance, 100% for target performance, 150% for maximum performance, and are forfeited for performance below threshold. The PSUs vest after the three-year performance period based on JLL's performance against the defined metric(s). Treatment of 2022 PSUs at different exit scenarios is as follows: death or disability — fully vest at target and are settled within 60 days; voluntarily resign or are involuntarily terminated with or without cause — forfeited; retirement (as defined under the SAIP) — continue to vest based on actual performance at the end of the performance period, subject to a signed restrictive covenant agreement.

(3) RSUs are treated as follows at different exit scenarios: death or disability — fully vest at amount award and are settled within 60 days; voluntarily resign or are involuntarily terminated with or without cause — forfeited; retirement (as defined under the SAIP) — continue to vest as scheduled, subject to a signed restrictive covenant agreement.

(4) The amounts we report in this column reflect the grant date fair values of stock awards made to our NEOs computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation. If the outcome of the performance conditions as of grant date had been maximum performance, then the grant date fair value of the PSUs would have been as follows: Mr. Ulbrich — $9,786,437; Ms. Brennan — $2,258,329; Mr. O'Brien — $3,096,812; Mr. Lerner — $2,890,634; and Mr. Shah — $2,890,634. See footnote 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for a discussion of the relevant assumptions used in calculating the amounts.

2022 outstanding equity awards at fiscal year-end

The following table sets forth information concerning the number and value of unvested RSUs and PSUs as of December 31, 2022. The stock awards reported in this table were all made under our existing Stock Award and Incentive Plans. None of our NEOs have outstanding stock options.

	Number of Units of Stock that Have Not Vested [1]	Market Value of Units of Stock that Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned PSUs that Have Not Vested[3]	Equity Incentive Plan Awards: Market Value of Unearned PSUs that Have Not Vested[2]
Christian Ulbrich	26,643	$4,246,095	99,421	$15,844,725
Karen Brennan	9,686	$1,543,658	19,330	$3,080,622
Gregory O'Brien	9,271	$1,477,519	39,309	$6,264,675
Yishai Lerner	9,679	$1,542,542	62,887	$10,022,301
Mihir Shah	9,679	$1,542,542	62,887	$10,022,301

(1) Vesting terms described below for unvested RSUs.
(2) The market value is based on the closing price of JLL common stock on the NYSE on December 30, 2022 which was $159.37. Markets were closed on December 31, 2022.
(3) The number of PSUs reflect target performance. The PSUs granted in 2021 will vest in 2024, the PSUs granted in 2022 will vest in 2025, in each case after the three-year cumulative performance period. PSU awards granted in April 2020 were determined, vested, and paid out in the first quarter of 2023. See "GEB LTIP 2020-2022 PSU award results" at page 48.

Vesting terms for unvested restricted stock units and performance share units

	3 Year Ratable	4 Year Ratable	3 Year Cliff	Milestone Date	Total
Christian Ulbrich	0	0	126,064	0	126,064
Karen Brennan	0	0	29,016	0	29,016
Gregory O'Brien	0	0	48,580	0	48,580
Yishai Lerner	0	909	46,190	25,467	72,566
Mihir Shah	0	909	46,190	25,467	72,566

	Vesting in 2023	Vesting in 2024	Vesting in 2025	Vesting in 2026	Milestone Date	Total
Christian Ulbrich	45,328	38,300	42,436	0	0	126,064
Karen Brennan	9,691	9,532	9,793	0	0	29,016
Gregory O'Brien	20,485	14,667	13,428	0	0	48,580
Yishai Lerner	20,522	14,043	12,534	0	25,467	72,566
Mihir Shah	20,522	14,043	12,534	0	25,467	72,566

Option exercises and stock vested during 2022

The following table sets forth information about grants of RSUs and PSUs made prior to 2022 that vested in 2022. None of the NEOs exercised any options during 2022, and none of them have any options outstanding.

	Stock Awards	
	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
Christian Ulbrich	28,485	$6,233,657
Karen Brennan	2,391	$464,021
Gregory O'Brien	13,388	$2,929,830
Yishai Lerner	22,775	$4,733,702
Mihir Shah	22,775	$4,733,702

(1)   Number of shares shown represents the total number of shares vested, including shares withheld for tax obligations, if applicable.

(2)   Values shown represent the per share closing price of our Common Stock on the NYSE for the day prior to the respective vesting dates for the shares indicated. Shares shown in the table vested on January 15, 2022 and January 16, 2022, both with a related price per share of $254.68 (Mr. Lerner - 1,647 shares and 909 shares, respectively and Mr. Shah - 1,647 shares and 909 shares, respectively); March 11, 2022, with a related price per share of $218.84 (Mr. Ulbrich - 28,485 shares, Mr. O'Brien - 13,388 shares, Mr. Lerner - 14,291 shares, and Mr. Shah - 14,291 shares); May 15, 2022, with a related price per share of $194.07 (Ms. Brennan - 2,391 shares); October 14, 2022, with a related price per share of $161.15 (Mr. Lerner - 5,928 shares and Mr. Shah - 5,928 shares).

Retirement benefits

For 2022, we did not have a defined benefit retirement plan for any of our NEOs. All JLL contributions are reflected in the 2022 Summary Compensation Table on page 51 under the column "All Other Compensation." As employees within the U.S., each of Ms. Brennan, and Messrs. O'Brien, Lerner and Shah was eligible to participate in the U.S. Savings and Retirement Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code (the Code), on the same terms and conditions that apply to our U.S. employees generally. The maximum annual matching contribution by JLL for each person who participates in the 401(k) Plan, effective after such person has been employed for twelve months, for 2022 was $12,200.

Termination and change in control payments

Our Severance Pay Plan is applicable to each of our NEOs, as members of our GEB.

The following tables provide a summary of the approximate amounts that we would be obligated to pay to each of our NEOs following or in connection with a termination that results from:

- Voluntary termination by the Named Executive Officer;
- Involuntary termination of the Named Executive Officer;
- Retirement, including the definition of retirement under our Stock Award and Incentive Plans; or
- A change in control of JLL.

Christian Ulbrich

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Qualified Retirement	Upon Change in Control (CIC)	CIC - Involuntary Termination
Cash Severance Benefit[2]	$—	$4,038,462	$—	$—	$12,115,385
Vacation Pay	$—	$—	$—	$—	$—
Benefit Continuation	$—	$—	$—	$—	$—
Deferred Compensation Balance	$—	$—	$—	$—	$—
Annual Incentive Awards[3]	$—	$3,000,000	$—	$—	$3,000,000
Retirement Plan Benefits	$—	$—	$—	$—	$—
Long Term Incentive Awards[1]					
- Stock Options	$—	$—	$—	$—	$—
- Restricted Shares	$—	$—	$—	$—	$20,090,820[4]
- Cash	$—	$—	$—	$—	$—
Outplacement Services	$—	$—	$—	$—	$—
Total Value of Payments	**$—**	**$7,038,462**	**$—**	**$—**	**$35,206,205**

Notes:

(1) Assumes Mr. Ulbrich's date of termination is December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested restricted stock units held by Mr. Ulbrich will vest as scheduled. All outstanding PSUs are included at full payout assuming target performance is achieved.

(2) In the event of an involuntary termination of employment of the NEO by the employer (other than for certain reasons specified in the Severance Pay Plan) other than during the twenty-four (24) month period following a change of control (as defined in the change of control agreement with the NEO), then the NEO will be entitled to receive the following payments pursuant to the Severance Pay Plan: (i) 54 weeks of per annum base salary, (ii) one times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed. In the event of a termination during the twenty-four (24) month period following a change of control, then the NEO will be entitled to receive the following cash severance benefits pursuant to the NEO's change of control agreement: (i) a multiple of three times the NEO's base salary for the year of termination, (ii) a multiple of three times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed.

(3) Based on our Severance Pay Plan, a pro-rated AIP payment is due based on the time of year the exit occurred. The amount shown assumes a December 31, 2022, termination date, resulting in full pro-ration, without applying the individual multiplier.

(4) Assumes a change in control has occurred, Mr. Ulbrich has incurred an involuntary termination of service without cause as of December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. Ulbrich will vest in full as of December 31, 2022. The pro-rata portion of any PSUs for any performance period that was in effect at December 31, 2022, are included at full payout assuming target performance is achieved.

Karen Brennan

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Qualified Retirement	Upon Change in Control (CIC)	CIC - Involuntary Termination
Cash Severance Benefit[2]	$—	$2,019,231	$—	$—	$3,028,846
Vacation Pay	$—	$—	$—	$—	$—
Benefit Continuation	$—	$23,264	$—	$—	$23,264
Deferred Compensation Balance	$—	$—	$—	$—	$—
Annual Incentive Awards[3]	$—	$1,500,000	$—	$—	$1,500,000
Long Term Incentive Awards[1]					
- Stock Options	$—	$—	$—	$—	$—
- Restricted Shares	$—	$—	$—	$—	$4,624,280[4]
- Cash	$—	$—	$—	$—	$—
Outplacement Services	$—	$25,000	$—	$—	$25,000
Total Value of Payments	**$—**	**$3,567,495**	**$—**	**$—**	**$9,201,390**

Notes:

(1) Assumes the date of termination for Ms. Brennan is December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Ms. Brennan will vest as scheduled. All outstanding PSUs are included at full payout assuming target performance is achieved.

(2) In the event of an involuntary termination of employment of the NEO by the employer (other than for certain reasons specified in the Severance Pay Plan) other than during the twenty-four (24) month period following a change of control (as defined in the change of control agreement with the NEO), then the NEO will be entitled to receive the following payments pursuant to the Severance Pay Plan: (i) 54 weeks of per annum base salary, (ii) one times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed. In the event of a termination during the twenty-four (24) month period following a change of control, then the NEO will be entitled to receive the following cash severance benefits pursuant to the NEO's change of control agreement: (i) a multiple of one and a half times the NEO's base salary for the year of termination, (ii) a multiple of one and a half times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed.

(3) Based on our Severance Pay Plan, a pro-rated AIP payment is due based on the time of year the exit occurred. The amount shown assumes a December 31, 2022, termination date, resulting in full pro-ration, without applying the individual multiplier.

(4) Assumes a change in control has occurred, Ms. Brennan has incurred an involuntary termination of service without cause as of December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Ms. Brennan will vest in full as of December 31, 2022. The pro-rata portion of any PSUs for any performance period that was in effect at December 31, 2022, are included at full payout assuming target performance is achieved.

Gregory O'Brien

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Qualified Retirement	Upon Change in Control (CIC)	CIC - Involuntary Termination
Cash Severance Benefit[2]	$—	$2,576,031	$—	$—	$3,864,046
Vacation Pay	$—	$—	$—	$—	$—
Benefit Continuation	$—	$27,427	$—	$—	$27,427
Deferred Compensation Balance	$—	$—	$—	$—	$—
Annual Incentive Awards[3]	$—	$2,056,800	$—	$—	$2,056,800
Long Term Incentive Awards[1]					
- Stock Options	$—	$—	$—	$—	$—
- Restricted Shares[5]	$7,742,195	$7,742,195	$7,742,195		$7,742,195[4]
- Cash	$—	$—	$—	$—	$—
Outplacement Services	$—	$25,000	$—	$—	$25,000
Total Value of Payments	**$7,742,195**	**$12,427,453**	**$7,742,195**	**$—**	**$13,715,467**

Notes:

(1) Assumes Mr. O'Brien's date of termination is December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. O'Brien will vest as scheduled. All outstanding PSUs are included at full payout assuming target performance is achieved.

(2) In the event of an involuntary termination of employment of the NEO by the employer (other than for certain reasons specified in the Severance Pay Plan) other than during the twenty-four (24) month period following a change of control (as defined in the change of control agreement with the NEO), then the NEO will be entitled to receive the following payments pursuant to the Severance Pay Plan: (i) 54 weeks of per annum base salary, (ii) one times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed. In the event of a termination during the twenty-four (24) month period following a change of control, then the NEO will be entitled to receive the following cash severance benefits pursuant to the NEO's change of control agreement: (i) a multiple of one and a half times the NEO's base salary for the year of termination, (ii) a multiple of one and a half times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed.

(3) Based on our Severance Pay Plan, a pro-rated AIP payment is due based on the time of year the exit occurred. The amount shown assumes a December 31, 2022, termination date, resulting in full pro-ration, without applying the individual multiplier.

(4) Assumes a change in control under our Stock Award and Incentive Plans has occurred, Mr. O'Brien has incurred an involuntary termination of service without cause as of December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. O'Brien will vest in full as of December 31, 2022. The pro-rata portion of any PSUs for any performance period that was in effect at December 31, 2022, are included at full payout assuming target performance is achieved.

(5) Eligible for retirement and will continue to vest if voluntary termination occurs, subject to a signed restrictive covenant agreement.

Yishai Lerner

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Qualified Retirement	Upon Change in Control (CIC)	CIC - Involuntary Termination
Cash Severance Benefit[2]	$—	$2,439,231	$—	$—	$3,658,846
Vacation Pay	$—	$—	$—	$—	$—
Benefit Continuation	$—	$28,126	$—	$—	$28,126
Deferred Compensation Balance	$—	$—	$—	$—	$—
Annual Incentive Awards[3]	$—	$1,920,000	$—	$—	$1,920,000
Long Term Incentive Awards[1]					
- Stock Options	$—	$—	$—	$—	$—
- Restricted Shares	$—	$—	$—	$—	$11,564,843[4]
- Cash	$—	$—	$—	$—	$—
Outplacement Services	$—	$25,000	$—	$—	$25,000
Total Value of Payments	**$—**	**$4,412,357**	**$—**	**$—**	**$17,196,815**

Notes:

(1) Assumes Mr. Lerner's date of termination is December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. Lerner will vest as scheduled. All outstanding PSUs are included at full payout assuming target performance is achieved.

(2) In the event of an involuntary termination of employment of the NEO by the employer (other than for certain reasons specified in the Severance Pay Plan) other than during the twenty-four (24) month period following a change of control (as defined in the change of control agreement with the NEO), then the NEO will be entitled to receive the following payments pursuant to the Severance Pay Plan: (i) 54 weeks of per annum base salary, (ii) one times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed. In the event of a termination during the twenty-four (24) month period following a change of control, then the NEO will be entitled to receive the following cash severance benefits pursuant to the NEO's change of control agreement: (i) a multiple of one and a half times the NEO's base salary for the year of termination, (ii) a multiple of one and a half times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed.

(3) Based on our Severance Pay Plan, a pro-rated AIP payment is due based on the time of year the exit occurred. The amount shown assumes a December 31, 2022, termination date, resulting in full pro-ration, without applying the individual multiplier.

(4) Assumes a change in control has occurred, Mr. Lerner has incurred an involuntary termination of service without cause as of December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. Lerner will vest in full as of December 31, 2022. The pro-rata portion of any PSUs for any performance period that was in effect at December 31, 2022, are included at full payout assuming target performance is achieved.

Mihir Shah

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Qualified Retirement	Upon Change in Control (CIC)	CIC - Involuntary Termination
Cash Severance Benefit[2]	$—	$2,439,231	$—	$—	$3,658,846
Vacation Pay	$—	$—	$—	$—	$—
Benefit Continuation	$—	$27,943	$—	$—	$27,943
Deferred Compensation Balance	$—	$—	$—	$—	$—
Annual Incentive Awards[3]	$—	$1,920,000	$—	$—	$1,920,000
Long Term Incentive Awards[1]					
- Stock Options	$—	$—	$—	$—	$—
- Restricted Shares	$—	$—	$—	$—	$11,564,843[4]
- Cash	$—	$—	$—	$—	$—
Outplacement Services	$—	$25,000	$—	$—	$25,000
Total Value of Payments	**$—**	**$4,412,174**	**$—**	**$—**	**$17,196,633**

Notes:

(1) Assumes Mr. Shah's date of termination is December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our Common Stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. Shah will vest as scheduled. All outstanding PSUs are included at full payout assuming target performance is achieved.

(2) In the event of an involuntary termination of employment of the NEO by the employer (other than for certain reasons specified in the Severance Pay Plan) other than during the twenty-four (24) month period following a change of control (as defined in the change of control agreement with the NEO), then the NEO will be entitled to receive the following payments pursuant to the Severance Pay Plan: (i) 54 weeks of per annum base salary, (ii) one times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed. In the event of a termination during the twenty-four (24) month period following a change of control, then the NEO will be entitled to receive the following cash severance benefits pursuant to the NEO's change of control agreement: (i) a multiple of one and a half times the NEO's base salary for the year of termination, (ii) a multiple of one and a half times the NEO's AIP target opportunity for the year of termination, and (iii) a pro-rated portion of the NEO's AIP target opportunity for the year of termination based upon the portion of the year during which the NEO is employed.

(3) Based on our Severance Pay Plan, a pro-rated AIP payment is due based on the time of year the exit occurred. The amount shown assumes a December 31, 2022, termination date, resulting in full pro-ration, without applying the individual multiplier.

(4) Assumes a change in control has occurred, Mr. Shah has incurred an involuntary termination of service without cause as of December 31, 2022, and the price per share of our common stock on the date of termination is $159.37 (which was the price per share of our common stock at the close of trading on the NYSE on December 30, 2022 as December 31, 2022 was a non-trading day). All outstanding unvested RSUs held by Mr. Shah will vest in full as of December 31, 2022. The pro-rata portion of any PSUs for any performance period that was in effect at December 31, 2022, are included at full payout assuming target performance is achieved.

Chief Executive Officer pay ratio disclosure

As a global organization, we had approximately 103,000 employees operating in 80 countries at the end of 2022 (with approximately, 65,900 employees outside the U.S.). Our objective is to provide competitive compensation commensurate with each employee's position and geographic location. The following ratio of our CEO's annual total compensation to that of our median employee is provided pursuant to Item 402(u) of SEC Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Methodology for Identifying the Median Employee

The Compensation Committee reviewed a comparison of our CEO's annual total compensation in 2022 to that of the median employee's annual total compensation for the same period. Since the median employee used in 2020 and 2021 was not employed by the Company throughout 2022, we used a different employee whose compensation was substantially similar to the original median employee as permitted under Item 402(u). Moreover, there was not a significant change to our overall employee population or compensation agreements that we reasonably believe would significantly affect our pay ratio disclosure.

Further, as part of our methodology under the "de minimis" exemption, we excluded a total of 3,825 non-U.S. employees (approximately 3.7% of our total workforce) in 15 countries, as set forth in further detail on **Annex B.**

Pay Ratio

We calculated annual total compensation for the median employee consistent with the same methodology we used for our CEO as set forth in the 2022 Summary Compensation Table. Using these calculations, our CEO received $12,055,766 and our median employee received approximately $61,490 in compensation in 2022. The pay ratio is 196:1.

We used reasonable estimates, assumptions, and methodologies to identify the median employee and calculate the pay ratio presented. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, the above disclosure may not be comparable to the pay ratio disclosure provided by other companies.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid (as defined in Item 402(v)) and performance.

Year (a)	Summary Compensation Table (SCT) Total for CEO[2] (b)	Compensation Actually Paid (CAP) for CEO[2] (c)	Avg. SCT Total for Other NEOs[3] (d)	Avg. CAP to Other NEOs[3] (e)	Value of Initial Fixed $100 Investment Based on[1]		Net Income[5] (h)	AIP Adjusted EBITDA[6] (i)
					TSR (f)	Peer Group TSR[4] (g)		
2022	$12,055,766	$(7,762,831)	$4,314,685	$(4,756,923)	$91.54	$116.41	$655	$1,222
2021	$12,856,819	$33,148,609	$8,187,795	$16,619,834	$154.71	$168.68	$962	$1,432
2020	$8,282,033	$6,272,873	$4,981,037	$3,770,266	$85.23	$98.15	$403	$707

(1) Pursuant to the rules of the SEC, the comparison assumes $100 was invested on December 31, 2019 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

(2) The CEO for each of the fiscal years 2022, 2021, and 2020 is Mr. Ulbrich. For 2022 and 2021, our other NEOs include Ms. Brennan and Messrs. O'Brien, Lerner and Shah. For 2020, our other NEOs include Mses. Stephanie Plaines and Patricia Maxson and Messrs. O'Brien, Lerner, Shah, and Jeff Jacobson.

(3) The following adjustments relating to equity awards were made to total compensation for each year to determine compensation actually paid:

Chief Executive Officer

Year	SCT Total for CEO	Minus: Grant Date Fair Value of Equity Awards Granted During Applicable Year	Plus: Year-End Fair Value of Equity Awards Granted During Applicable Year	Plus: Change in Fair Value as of Year-End of Any Prior-Year Awards that Remain Unvested as of Year-End	Plus: Change in Fair Value as of Vesting Date of Any Prior-Year Awards that Vested During Applicable Year	Compensation Actually Paid
2022	$12,055,766	$9,741,059	$4,725,115	$(13,364,160)	$(1,438,493)	$(7,762,831)
2021	$12,856,819	$7,306,412	$13,489,870	$13,374,183	$734,149	$33,148,609
2020	$8,282,033	$4,906,575	$7,076,122	$(3,958,415)	$(220,293)	$6,272,873

1. Amounts set forth in this table were computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

Other Named Executive Officers

Year	SCT Total	Minus: Grant Date Fair Value of Equity Awards Granted During Applicable Year	Plus: Year-End Fair Value of Equity Awards Granted During Applicable Year	Plus: Change in Fair Value as of Year-End of Any Prior-Year Awards that Remain Unvested as of Year-End	Plus: Change in Fair Value as of Vesting Date of Any Prior-Year Awards that Vested During Applicable Year	Compensation Actually Paid
2022	$4,314,685	$2,771,149	$1,344,130	$(6,730,314)	($914,275)	$(4,756,923)
2021	$8,187,795	$4,616,761	$7,008,143	$5,637,019	$403,637	$16,619,834
2020	$4,981,037	$1,800,436	$1,794,360	$(970,025)	$(234,670)	$3,770,266

1. Amounts set forth in this table were computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(4) Peer Group TSR represents the cumulative TSR of a customized group comprised of (1) CBRE Group Inc. (CBRE), a global commercial real estate services company publicly traded in the U.S., (2) Cushman & Wakefield plc (CWK), a global commercial real estate services company publicly traded in the U.S., (3) Colliers International Group Inc. (CIGI), a global commercial real estate services company, publicly traded in the U.S., and (4) Savills plc (SVS.L), a real estate services company publicly traded on the London Stock Exchange. The Peer Group TSR assumes the value of a $100 investment on December 31, 2019.

(5) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(6) The Company believes Adjusted EBITDA is the financial performance measure most closely linked to the calculation of compensation actually paid. AIP Adjusted EBITDA is defined on page 44.

Analysis of the Information Presented in the Pay versus Performance Table

The tables below demonstrate that over the measurement period, CAP for the CEO and NEOs trended directionally with the Company's cumulative TSR, net income, and the Company Selected Measure (AIP Adjusted EBITDA). These changes are largely attributable to the fluctuation in value of outstanding equity awards, which correlate with increases and decreases in stock price and cumulative TSR. Over the measurement period, our cumulative TSR has largely tracked the peer group.



Tabular List of Financial Performance Measures

The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's CEO and NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- AIP Adjusted EBITDA
- AIP Adjusted EBITDA Margin
- Free Cash Flow

- GAAP EPS
- Relative TSR

Proposal 4 - Approval of the Second Amended and Restated 2019 Stock Award and Incentive Plan

The Board of Directors, upon recommendation of the Compensation Committee, has approved a further amendment and restatement of the Jones Lang LaSalle Incorporated Amended and Restated 2019 Stock Award and Incentive Plan (which we refer to as the **Amended and Restated 2019 Plan**), subject to approval by our shareholders at the 2023 Annual Meeting. Shareholders approved the Amended and Restated 2019 Plan at the 2021 Annual Meeting to increase the number of shares of JLL common stock (which we refer to as **shares**, unless otherwise noted) authorized for issuance under the original Jones Lang LaSalle Incorporated 2019 Stock Award and Incentive Plan (the **2019 Plan**) by 550,000 shares and amend certain provisions of the plan. We are now asking shareholders to approve a second amendment and restatement of the 2019 Plan to increase the number of shares reserved for issuance under the Amended and Restated 2019 Plan by an additional 1,010,000 shares (the **Second Amended and Restated 2019 Plan**).

The Board recommends you vote FOR approval of the Second Amended and Restated 2019 Stock Award and Incentive Plan.

Purpose of the Second Amended and Restated 2019 Plan

The purpose of the Second Amended and Restated 2019 Plan is to attract, retain and motivate highly qualified employees and non-employee directors and to align their interests with those of JLL's shareholders. Having an adequate number of shares available for issuance under the Second Amended and Restated 2019 Plan is an important factor in fulfilling these purposes.

Shares Available Under the Amended and Restated 2019 Plan

The Amended and Restated 2019 Plan, as of March 31, 2023, had approximately 677,845 shares available for issuance. The Compensation Committee expects that if the shareholders approve the Second Amended and Restated 2019 Plan, the number of shares available under that plan will be sufficient for approximately two years based on current expected equity grant practices. If the Second Amended and Restated 2019 Plan is not approved by our shareholders, the Amended and Restated 2019 Plan will continue in effect in its present form, and we will continue to grant equity awards under the current terms of the Amended and Restated 2019 Plan until the shares remaining available for issuance are exhausted, which the Compensation Committee estimates will occur in 2023 based on current expected equity grant practices. Failure of our shareholders to approve the Second Amended and Restated 2019 Plan also will not affect the rights of existing award holders under the Amended and Restated 2019 Plan or under any previously granted awards under the Amended and Restated 2019 Plan.

If approved by the shareholders, the Second Amended and Restated 2019 Plan increases the number of shares authorized for issuance of future awards under the Amended and Restated 2019 Plan by 1,010,000 shares, increasing the total number of shares that may be issued under the Amended and Restated 2019 Plan from 677,845 shares to 1,687,845 shares. The shares that are available for issuance under the Amended and Restated 2019 Plan may increase to the extent outstanding awards are cancelled due to forfeiture of awards or expiration of awards without exercise.

Background

In determining the number of additional shares of JLL common stock to be requested under the Second Amended and Restated 2019 Plan, the Compensation Committee considered the needs of JLL's long-term incentive program and the potential dilution that awarding the requested shares may have on the existing shareholders. An independent compensation advisor assisted the Compensation Committee in determining the appropriate number of shares to be requested. The advisor examined a number of factors, including JLL's run rate and an overhang analysis, taking into account equity awards made under the Amended and Restated 2019 Plan to date.

The following table sets forth the number of shares authorized for future issuance (including shares authorized for issuance pursuant to restricted stock, restricted stock unit and stock awards) as of March 31, 2023, along with the equity dilution represented by the shares available for future awards as a percentage of the common shares outstanding.

Share authorization

	Total Shares Available	Equity Dilution: Percent of Basic Common Shares Outstanding
Shares authorized for future awards as of March 31, 2023	677,845	1.4%
Requested share increase in the Amended and Restated 2019 Plan	1,010,000	2.1%
Shares authorized for future awards after approval of the 2019 Plan	1,687,845	3.5%

As of March 31, 2023:

- 2,200,653 shares have been issued under the Amended and Restated 2019 Plan;
- Unvested full-value awards covering 906,019 shares were outstanding under the 2019 Plan and unvested full-value awards; and
- No options were outstanding

On March 31, 2023, the equity overhang, or the percentage of outstanding shares (plus shares that could be issued pursuant to plans) represented by all stock incentives granted and those available for future grant under all plans, was 3%. Equity overhang was calculated as all shares issuable upon exercise of outstanding options and vesting of outstanding restricted stock units and performance share units plus shares available for future grant divided by the sum of (a) the number of basic weighted average common shares outstanding plus (b) the number of shares in the numerator.

JLL believes its overhang level is reasonable and will continue to be so after approval of the Second Amended and Restated 2019 Plan.

The following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years and the average run rate over the last three years.

Run rate

(shares in thousands)	Fiscal 2020	Fiscal 2021	Fiscal 2022	3-year Average
Stock options granted	0	0	0	0
Service-based restricted stock units granted	173.1	335.7	353.2	287.3
Actual performance-based restricted stock units earned	0	79.0	175.1	84.7
Basic weighted average shares outstanding at fiscal year end	51,683	50,917	48,453	50,351
Run rate	0.33%	0.81%	1.09%	0.74%

JLL continues to manage its run rate of awards granted over time to levels it believes are reasonable in light of changes in its business and number of outstanding shares while ensuring that our overall executive compensation program is competitive, relevant and motivational.

On March 31, 2023, the closing price of JLL common stock traded on the New York Stock Exchange was $145.49 per share.

Information about Dilution, Overhang and Run Rate

Dilution. The Board anticipates that the 1,010,000 additional shares being requested together with the 677,845 shares that remain available for issuance of future awards under the amended and restated 2019 Plan will be exhausted in 2024 assuming that its annual usage remains consistent with the 2022 equity grants made by JLL.

The new shares would represent 2% of shares outstanding as of December 31, 2022. The Board believes that this amount of potential dilution would be balanced by the strong incentive it also believes will be provided to employees to increase the value of JLL for all shareholders.

Overhang. We calculate our "overhang" as the sum of (a) stock options granted and outstanding plus (b) unvested shares of restricted stock plus (c) shares available for grant under plans, divided by the sum of (a) the number of basic weighted average

common shares outstanding plus (b) the number of shares in the numerator.

Our current overhang is approximately 3%. Including the shares under the amended and restated 2019 Plan (if authorized), the potential overhang from all outstanding stock incentive awards, and shares available for grant to employees, directors and consultants would be less than 5.5%.

Run Rate. We calculate our "total equity run rate" as the (a) total number of equity-related awards in any given fiscal year divided by (b) the number of basic weighted average common shares outstanding for that fiscal year.

The dilution, overhang and run rate exclude our "noncompensatory" Employee Stock Purchase Plan (**ESPP**) and Jones Lang LaSalle Savings Related Option Plan (Save As You Earn or **SAYE**) for U.K. employees. ESPP purchases are broker-assisted on the open market. The SAYE Plan allows for the purchase of stock at a 15% discount from the market price at the beginning of the plan's three- and five-year vesting periods and has a share pool independent of the Stock Award and Incentive Plan. These plans are further described in our annual report.

The Second Amended and Restated 2019 Plan does not, by itself, authorize any payments or the issuance of any shares or any award, as we make actual awards under our individual long-term and short-term variable compensation plans. The future awards that we will make to eligible participants under the Second Amended and Restated 2019 Plan are subject to the discretion of the Compensation Committee and, therefore, cannot be determined with certainty at this time.

Subject to the Second Amended and Restated 2019 Plan's terms regarding limitations, Section 5 of the Second Amended and Restated 2019 Plan provides that no more than 250,000 shares may be earned in respect of Performance Awards (as defined in the 2019 Plan) denominated in shares granted pursuant to Section 11 of the Second Amended and Restated 2019 Plan to any single participant for a single calendar year during a Performance Period (as defined in the Second Amended and Restated 2019 Plan), or in the event such Performance Award is paid in cash, other securities, other awards or other property, no more than the fair market value of 250,000 shares on the last day of the Performance Period to which such award relates, and the maximum amount that can be paid to any single Participant in any one calendar year pursuant to a cash compensation opportunity award described in Section 11(a) of the 2019 Plan shall be $15,000,000.

We provide a summary description of the Second Amended and Restated 2019 Plan below.

Overview of Second Amended and Restated 2019 Plan

Set forth below is a description of the **Second Amended and Restated 2019 Plan**, and references in the remainder of this section to the 2019 Plan are to the Second Amended and Restated 2019 Plan. The Second Amended and Restated 2019 Plan is set forth in its entirety as Annex C to this Proxy Statement, and all descriptions of the 2019 Plan contained in this Proposal 3 are qualified by reference to Annex C.

Purpose

The purpose of the 2019 Plan is to provide a means through which JLL may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of JLL can acquire and maintain an equity interest in JLL, or be paid incentive compensation, which may (but need not) be measured by reference to the value of common stock, to motivate such persons to achieve long-term JLL goals and to more closely align their interests with those of JLL's shareholders.

Types of Stock Awards

The Plan provides for the granting of restricted stock and restricted stock units, performance awards, deferred stock awards, and other stock-based awards. The Plan also provides for the granting of stock options, including "incentive stock options" (ISOs) within the meaning of Section 422 of the Code and non-qualified stock options. Options granted under the 2019 Plan may be accompanied by stock appreciation rights (SARs). SARs may also be granted independently of options. An award agreement setting forth terms and conditions evidences each equity award.

Share Reserve

Subject to the 2019 Plan's adjustment provisions, the Compensation Committee is authorized to deliver 1,687,845 shares under the 2019 Plan, subject to the individual participant limits discussed above.

Eligibility

We may make discretionary grants of awards under the 2019 Plan to any (i) employee, director or consultant or advisor of JLL or its direct and indirect subsidiaries and affiliates and (ii) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment, consultancy or service from JLL or its affiliates, in each case, as selected by the Compensation Committee. ISOs, however, may only be granted to employees of JLL and its affiliates.

As of the date of this Proxy Statement, we have approximately 103,000 employees, including approximately 430 employees in positions typically receiving equity grants and 13 directors, all of whom would be eligible to participate in the 2019 Plan if selected by the Compensation Committee; provided that immediately following the 2022 Annual Meeting, assuming all directors standing for election are elected, there will be 12 directors eligible to participate in the 2019 Plan.

Plan Administration

The Compensation Committee shall administer the 2019 Plan. If a Compensation Committee member shall fail to qualify as an eligible director (i.e., a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act), such failure shall not invalidate any award granted by the Compensation Committee that is otherwise validly granted under the 2019 Plan, unless invalidation is required by applicable law or securities exchange requirement. Unless otherwise expressly provided in the applicable charter or bylaws, the acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Compensation Committee shall be deemed the acts of the Compensation Committee.

Subject to the provisions of the 2019 Plan (including delegation of authority) and applicable law, the Compensation Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Compensation Committee by the 2019 Plan, to, in its discretion: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with awards; (iv) determine the terms and conditions of any award and award agreement; (v) determine whether, to what extent, and under what circumstances awards may be settled, adjusted, or exercised in cash, shares, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares, other securities, other awards or other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the participant or of the Compensation Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2019 Plan and any instrument or agreement relating to, or award granted under, the 2019 Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee shall deem appropriate for the proper administration of the 2019 Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards; and (x) make any other determination, and take any other action, that the Compensation Committee deems necessary or desirable for the administration of the 2019 Plan.

Director Compensation

No non-employee director shall receive total compensation exceeding $750,000 for any fiscal year, which shall be inclusive of (i) the aggregate grant date value (calculated by multiplying the fair market value of a share on the date of grant by the aggregate number of shares subject to such award) of any awards granted during any fiscal year and (ii) cash. Such applicable limit will include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments.

No Repricing without Shareholder Approval

The Compensation Committee may not take any other action with respect to an option or SAR what is considered a "repricing" for purposes of the shareholder approval rules of the applicable securities exchange on which the common stock is listed.

No Liberal Share Recycling

Each share underlying an outstanding option under the 2019 Plan shall reduce the available shares by one (1) share. A number equal to the greater of each share available to be delivered upon exercise of a SAR and the number of shares underlying a SAR under the 2019 Plan shall reduce the available shares by one (1) share, other than a SAR that, by its terms, from and after the date of grant thereof is payable only in cash, in which case the available shares shall not be reduced. Each share delivered pursuant to, or otherwise underlying, an award under the 2019 Plan other than an option, SAR or substitute award, shall reduce the available shares by one (1) share. Use of shares to pay the required exercise price or tax obligations shall not be available again for other awards under the 2019 Plan. Shares underlying awards under the 2019 Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under the 2019 Plan. Shares repurchased by JLL with proceeds received from the exercise of an option issued under the 2019 Plan, or shares repurchased by JLL on the open market using the proceeds from the exercise of an award, in either instance, shall not be added back or available for grant hereunder.

Required Vesting Period or Restrictions

Except as otherwise specifically provided in the 2019 Plan, the vesting period or restrictions on any share-based award granted to any participant under the 2019 Plan shall last for no less than one (1) year; provided that the Compensation Committee may provide for a vesting or restriction period of less than such mandated one-year period of vesting or restriction for up to that amount of shares equal to 5% of the shares reserved under the 2019 Plan at the time of its amendment and restatement.

Options

All options granted under the 2019 Plan shall be Nonqualified Stock Options unless the applicable award agreement expressly states that the option is intended to be an ISO. ISOs shall be granted only to eligible persons who are employees of JLL and its affiliates, and no ISO shall be granted to any eligible person who is ineligible to receive an ISO under the Code. The exercise price per share for each option shall not be less than 100% of the fair market value of such share on the date of grant; provided, however, that, in the case of an ISO granted to an employee who, at the time of the grant of such option, owns shares representing more than 10% of the voting power of all classes of shares of JLL or any affiliate, the exercise price per share shall not be less than 110% of the fair market value per share on the date of grant.

Options shall vest and become exercisable in such manner and on such date and dates, and expire after such period not to exceed ten years, in each case, as may be determined by the Compensation Committee and as set forth in the applicable award agreement. With respect to an ISO, the option period shall not exceed five years from the date of grant for a participant who on the grant date owns shares representing more than 10% of the voting power of all classes of shares of the Company or any affiliate. Unless otherwise provided by the Compensation Committee in an award agreement, the unvested portion of an option shall expire upon termination of employment or service of the participant granted the option without consideration therefor, and the vested portion of such option shall remain exercisable for (A) one year following termination of employment or service by reason of such participant's death or disability, but not later than the expiration of the option period or (B) ninety (90) days following termination of employment or service for any reason other than such participant's death or disability, and other than such participant's termination of employment or service for cause, but not later than the expiration of the option period and (ii) both the unvested and the vested portion of an option shall automatically expire upon the termination of the participant's employment or service by JLL for cause without consideration therefor.

SARs

SARs may be granted under the 2019 Plan. SARs allow the participant to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Any stock option granted under the 2019 Plan may include tandem SARs. The Compensation Committee may also award SARs independent of any stock option grant. Subject to the provisions of the 2019 Plan, the Compensation Committee determines the terms of SARs, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares, or a combination thereof, subject to limitations on its discretion in the event of a Change in Control (as defined in the 2019 Plan, and as discussed below). The specific terms will be set forth in an award agreement.

Restricted Stock and RSUs

Restricted stock and RSUs may be granted under the 2019 Plan. Restricted stock is a grant of shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Compensation Committee. RSUs are unfunded and unsecured promises to deliver shares, cash, or other securities or other property, subject to certain conditions under the 2019 Plan. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the Compensation Committee and/or continued service. The Compensation Committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed (subject to limitations on its discretion in the event of a Change in Control, as discussed below). Recipients of restricted stock generally will have voting rights with respect to such shares upon grant without regard to vesting, unless the Compensation Committee provides otherwise. Shares that do not vest for any reason will be forfeited by the participant and will revert to JLL. The specific terms will be set forth in an award agreement. Dividends and other distributions will be credited with respect to restricted shares and will be distributed only if, when, and to the extent, the related restricted shares vest. Dividends and other distributions credited with respect to any shares that do not vest will be forfeited.

Other Stock-Based Awards

Other stock-based awards may be granted under the 2019 Plan. The Compensation Committee may issue unrestricted shares, or other awards denominated in shares, whether restricted or unrestricted and whether current or deferred, under the 2019 Plan to eligible persons, either alone or in tandem with other awards, in such amounts as the Compensation Committee shall from time to time in its sole discretion determine. Each other stock-based award granted under the 2019 Plan shall be subject to such conditions not inconsistent with the 2019 Plan as may be reflected in the applicable award agreement.

Performance Awards

Performance awards may be granted under the 2019 Plan. With regard to a particular performance period, the Committee shall have sole discretion to select the length of such performance period, the type(s) of Performance Awards to be issued, the performance measure(s) that will be used to establish the performance goal(s), the kind(s) and/or level(s) of the performance goals(s) that is (are) to apply and all other relevant terms and conditions.

The Committee in its sole discretion shall select one or more performance measures to use for any Performance Award, the form and type of equity award that will be granted under the 2019 Plan, and the form of payout (shares and/or cash) of any Performance Awards.

The Compensation Committee shall have sole discretion to alter the governing performance measure(s) and goal(s) without obtaining shareholder approval of such alterations (subject to limitations on its discretion in the event of a Change in Control, as discussed below).

Dividend Equivalents

No dividend equivalents shall be granted in connection with an option or an SAR. Unless otherwise provided in an award agreement, each RSU shall include the right to receive dividend equivalents. Dividend equivalents will accumulate and be withheld until the applicable RSUs upon which the dividend equivalents are awarded vest and any dividend equivalent payments that have accumulated and have been withheld by the Compensation Committee and attributable to any particular RSU shall be distributed to the participant in cash or, at the sole discretion of the Compensation Committee, in shares having a fair market value equal to the amount of such dividend equivalent payments then due. Upon the vesting and settlement of RSUs that include dividend equivalents, the dividend equivalents attributable to such RSUs shall expire automatically. Unless otherwise provided in an award agreement, each other stock-based award shall include the right to receive dividend equivalents. Dividend equivalents will accumulate and be withheld until the applicable other stock-based award upon which

the dividend equivalents are awarded vest (if subject to vesting) and any dividend equivalent payments that have accumulated and have been withheld by the Compensation Committee and attributable to any particular other stock-based award shall be distributed in cash or, at the sole discretion of the Compensation Committee, in shares having a fair market value equal to the amount of such dividend equivalent payments then due. Upon the vesting and settlement of other stock-based awards that include dividend equivalents, the dividend equivalents attributable to such other stock-based award shall expire automatically. The Compensation Committee may grant dividend equivalents in respect of Performance Awards (as defined in the 2019 Plan). Unless otherwise provided in an award agreement, no Performance Award shall include the right to receive dividend equivalents. Any dividend equivalents granted in respect of Performance Awards will accumulate and be withheld until the applicable Performance Awards upon which the dividend equivalents are awarded vest and any dividend equivalent payments that have accumulated and have been withheld by the Compensation Committee and attributable to any particular Performance Awards shall be distributed to the participant in cash or, at the sole discretion of the Compensation Committee, in shares having a fair market value equal to the amount of such dividend equivalent payments then due. Upon the vesting and settlement of Performance Awards that include dividend equivalents, the dividend equivalents attributable to such Performance Awards shall expire automatically.

Deferred Stock

The Compensation Committee may permit a participant to elect, at such times and in accordance with the rules and procedures adopted by the Compensation Committee (and in accordance with Section 409A of the Code) to receive all or any portion of such participant's salary, bonus and/or retainer (in the case or a director), including any cash or share award (other than stock options and SARs), either in the form of a number of shares of deferred stock equal to the quotient of the amount of salary, bonus or other permissible category to be paid in the form of deferred stock divided by the fair market value of one share of common stock on the date such salary, bonus, retainer or other permissible award would otherwise be paid in cash or distributed in shares (and pursuant to such other terms and conditions as the Compensation Committee may determine). Except as otherwise provided in an award agreement, dividend equivalents will be credited on deferred stock. Deferred stock will be paid to the participant in the number of shares equal to the number of shares of deferred stock credited to the participant (with fractional shares paid in cash). The payment date will be specified in the applicable award agreement or deferral agreement (provided that such payment date is compliant with Section 409A of the Code).

Changes in Capital Structure and Similar Events

In the event of (i) any extraordinary dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of shares or other securities of JLL, issuance of warrants or other rights to acquire shares or other securities of JLL, or other similar corporate transaction or event (including a Change in Control) that affects the shares; or (ii) unusual or nonrecurring events (including a Change in Control) affecting JLL or any affiliate of JLL, or the financial statements of JLL or any affiliate of JLL, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, such that in either case an adjustment is determined by the Compensation Committee in its sole discretion to be necessary or appropriate, then the Compensation Committee shall make any such adjustments in such manner as it may deem equitable, including adjusting the number and terms of shares subject to an award, providing for substitution or assumption of awards, and cancelling awards in connection with the 2019 Plan; provided that with respect to determinations made by the Compensation Committee in the event of a Change in Control, the discretion of the Compensation Committee is subject to the limitations provided in the 2019 Plan, including but not limited to section 13(b), as discussed below.

Effect of Change in Control

Generally, the 2019 Plan provides that a Change in Control (as defined in the 2019 Plan) is deemed to have occurred upon:

- the direct or indirect acquisition by any person of securities representing 30% or more of the combined voting power of our securities;
- a change of the majority of the Board during any two consecutive years, unless certain Board approval conditions are met;
- a merger, consolidation, reorganization, or business combination of us with or into any other corporation, where immediately after the transaction (i) less than 75% of the combined voting power of the voting securities is held by the holders of our voting securities immediately before such transaction or (ii) any person or group beneficially owns voting securities representing 25% or more of the combined voting power of the successor entity;
- a sale or other disposition of all or substantially all of our assets (or transaction having similar effect), to an entity where less than 75% of the combined voting power of the voting securities is held by the holders of our voting securities immediately before such transaction in substantially the same proportions as their ownership immediately prior to such transaction;
- the approval of a plan of complete liquidation or dissolution by our shareholders.

The 2019 Plan provides that if a Change in Control occurs and, during the two-year period immediately following the consummation of such Change in Control, a participant incurs an involuntary termination of service without Cause (as defined in the 2019 Plan), such participant shall be entitled to the following treatment with respect to his or her awards (as applicable): (A) each option and SAR that is at the time outstanding under the 2019 Plan shall become fully vested and exercisable with respect to all shares covered thereby; (B) the restricted period shall expire and restrictions applicable to all outstanding restricted stock awards and RSUs shall lapse and such awards shall become fully vested; and (C) all outstanding performance awards for any performance period that was in effect at the date of termination of service will vest in full, calculated as to each such performance award assuming that any performance goal will have been achieved (for the entire performance period) at the target level. Notwithstanding any provision of the 2019 Plan to the contrary, following a Change in Control, the Compensation Committee shall not have any discretion to amend or modify the terms of any award that was in effect immediately prior to the Change in Control; including, without limitation, as a result of its use of the discretionary authority under Section 13(a) of the Plan as a result of the Change in Control other than as required to comply with changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law.

Clawback of Equity Awards

Notwithstanding any provision in the 2019 Plan or in any award agreement to the contrary, amounts payable or to be provided under the 2019 Plan shall be subject to claw-back or disgorgement, to the extent applicable, under JLL's compensation clawback and recoupment policies (or similar policies of general applicability), as in effect and as may be amended from time to time.

Mitigation of Excise Tax

A Participant's payments and benefits are reduced to the maximum amount that does not trigger an excise tax unless the Participant would be better off (on an after-tax basis) if the Participant received all payments and benefits and paid all excise and income taxes.

Plan Amendment, Termination

The Board has the authority to amend, suspend, or terminate the 2019 Plan provided such action does not materially and adversely affect the existing rights of any participant and, provided further, that certain amendments will require shareholder approval. The Plan will automatically terminate on the tenth anniversary of the Effective Date unless the Board terminates it sooner.

U.S. Federal Tax Aspects

The following is a brief summary of the current United States federal income tax consequences that generally apply with respect to awards that may be granted under the 2019 Plan and is based upon laws, regulations, rules and decisions now in effect, all of which are subject to change. The following summary is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the 2019 Plan. This summary does not describe any state, local or non-United States tax consequences, tax withholding requirements or various other rules that could apply to a particular individual or to JLL and its subsidiaries under certain circumstances (and references to JLL in this section include the applicable subsidiary, if any). This summary is not intended or written to be used (and cannot be used by any taxpayer) to avoid penalties that may be imposed on a taxpayer. Tax implications may vary due to individual circumstances. Participants should consult their personal tax advisors about the tax consequences related to awards under the 2019 Plan. Tax consequences are not guaranteed.

Section 162(m) of the Code

Section 162(m) of the Code imposes an annual $1,000,000 limit on the tax deduction allowable for compensation paid in any one year to each of JLL's chief executive officer, chief financial officer and certain other current and former executive officers of JLL.

Nonqualified Stock Options

The grant of nonqualified stock options generally should have no federal income tax consequences to JLL or the option holder. Upon the exercise of a nonqualified stock option, the option holder will recognize ordinary income equal to the excess of the fair market value of the acquired shares on the date of exercise over the exercise price paid for the shares, and JLL will be entitled to a corresponding deduction (subject to the deduction limits under Section 162(m) of the Code). In the event of the disposition of the acquired shares, any additional gain or loss generally will be taxed to the option holder as either short-term or long-term capital gain or loss depending on how long the shares were held.

Incentive Stock Options

The grant and exercise of ISOs generally should have no federal income tax consequences to JLL. The grant and exercise of ISOs generally have no ordinary income tax consequences to the option holder. However, upon the exercise of an ISO, the option holder treats the excess of the fair market value on the date of exercise over the exercise price as an item of tax adjustment for alternative minimum tax purposes, which may result in alternative minimum tax liability.

If the option holder retains the shares acquired upon the exercise of an incentive stock option for at least two years following the grant date of the option and one year following exercise of the option, the subsequent disposition of such shares will ordinarily result in long-term capital gains or losses to the option holder equal to the difference between the amount realized on disposition of the shares and the exercise price. JLL will not be entitled to any deduction in such case. If the holding period requirements described above are not met, the option holder will recognize ordinary income upon disposition of the common stock equal to the excess of the fair market value of the shares on the date of exercise (or, if less, the sale price received on disposition of the shares) over the exercise price, and JLL will be entitled to a corresponding deduction (subject to the deduction limits under Section 162(m) of the Code). Any additional gain or loss realized by the option holder on the disposition of the shares will be taxed as short-term or long-term capital gain or loss, as applicable.

Stock Appreciation Rights

The grant of SARs generally has no federal income tax consequences to JLL or the recipient. Upon the exercise of SARs, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares received, and JLL will be entitled to a corresponding deduction (subject to the deduction limits under Section 162(m) of the Code).

Restricted Stock

The recipient of restricted stock normally will recognize ordinary income when the restrictions on the restricted stock lapse (i.e., at the time the restricted shares are no longer subject to a substantial risk of forfeiture or become transferable, whichever occurs first). However, a recipient instead may elect to recognize ordinary income at the time the restricted stock is granted by making an election under Section 83(b) of the Code within 30 days after the grant date. In either case, the recipient will recognize ordinary income equal to the fair market value of such shares of stock at the time the income is recognized (reduced by the amount, if any, the recipient paid for the stock) and JLL generally will be entitled to a corresponding tax deduction (subject to limitations under Section 162(m) of the Code). If the recipient subsequently disposes of the shares, any additional gain or loss should be eligible for short-term or long-term capital gain or loss tax treatment depending on how long the shares were held after the ordinary income was recognized. If a recipient makes an "83(b) election" and then forfeits the shares, the recipient normally will not be entitled to any tax deduction or refund with respect to the tax already paid.

RSUs

The grant of RSUs generally should have no federal income tax consequences to JLL or the recipient. When the RSUs vest and become payable, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares received. JLL generally will be allowed a federal income tax deduction equal to the same amount that the recipient recognizes as ordinary income (subject to the deduction limits under Section 162(m) of the Code).

Performance Awards

The grant of performance awards generally should have no federal income tax consequences to JLL or the recipient. When the performance awards vest and become payable, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares received, and JLL will be entitled to a corresponding deduction (subject to the deduction limits under Section 162(m) of the Code).

Deferred Stock Awards

Deferred stock awards are designed to be compliant with Section 409A of the Code. The participant will generally recognize ordinary income at the time JLL settles the participant's deferred stock account (or portion thereof). JLL will generally be allowed a federal income tax deduction equal to the same amount that the recipient receives as ordinary income (subject to the deduction limits under Section 162(m) of the Code).

Dividend Equivalent Rights

No taxable income should be recognized upon receipt of a dividend equivalent right award. A participant will recognize ordinary income in the year in which a dividend or distribution, whether in cash, securities or other property, is paid on an unrestricted basis to the participant. The amount of that income will be equal to the fair market value of the cash, securities or other property received. JLL will generally be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the participant of the dividend equivalent right award at the time the dividend or distribution is paid to such participant. That deduction will generally be taken for the taxable year in which such ordinary income is recognized.

Other Stock Awards

The federal income tax consequences of other stock awards will depend on the form of such awards.

Sections 280G and 4999 of the Code

Sections 280G and 4999 of the Code impose penalties on persons who pay and persons who receive so-called excess parachute payments. A parachute payment is the value of any amount that is paid to JLL officers (or other disqualified individuals) on account of a change in control. If total parachute payments from all sources including but not limited to stock-based compensation plans — equal or exceed three times an officer's (or other disqualified individuals') base amount, meaning his or her five-year average taxable compensation, a portion of the parachute payments above one times the base amount will constitute an excess parachute payment. Because of Section 4999 of the Code, the officer (or other disqualified individual) must pay an excise tax equal to 20% of the total excess parachute payments. This tax is in addition to other federal, state, and local income, wage, and employment taxes imposed on the individual's change in control payments. Moreover, because of Section 280G of the Code, the company paying the compensation is unable to deduct the excess parachute payment.

Benefits to which participants are entitled under the 2019 Plan and associated award agreements could constitute parachute payments under Sections 280G and 4999 of the Code if a change in control of JLL occurs. If this happens, the value of each participant's parachute payment arising under the 2019 Plan must be combined with other parachute payments the same participant may be entitled to receive under other agreements or plans with JLL or a related entity, such as an employment agreement or a severance agreement.

Section 409A of the Code

Section 409A of the Code provides requirements for certain nonqualified deferred compensation arrangements. If applicable, Section 409A of the Code also imposes penalties (including an additional 20% tax) on the recipient of deferred compensation in the event such compensation fails to comply with Section 409A of the Code. Unless otherwise provided by the Compensation Committee, awards granted under the 2019 Plan generally are intended to either comply with or meet the requirements for an exemption from Section 409A of the Code. JLL does not guarantee to any participant that the 2019 Plan or any award granted under the 2019 Plan complies with or is exempt from Section 409A of the Code, and JLL will not have any liability to, or obligation to indemnify or hold harmless any individual with respect to any tax consequences that arise from any such failure to comply with or meet an exemption under Section 409A of the Code.

Plan Benefits

Because benefits under the 2019 Plan will depend on the Compensation Committee's determinations in the future, it is not possible to determine at this time the benefits that might be received by our employees, directors, consultants, or advisers if the Plan is approved.

With respect to fiscal year 2022, RSUs and PSUs were granted under the 2019 Plan to JLL's NEOs as set forth in the table captioned "Grants of plan-based awards for 2022". A total of 29,939 RSUs, having an aggregate grant date fair value of $6,870,102, and a total of 60,786 PSUs, having an aggregate grant date fair value of $13,955,553, were awarded to the NEOs as a group in fiscal 2022. With respect to fiscal year 2022, common stock was granted to non-employee Directors and had an aggregate grant date fair value of $2,237,500. A total of 376,099 RSUs and PSUs, having an aggregate grant date fair value of $75,684,901, were awarded to employees other than named executive officers with respect to fiscal year 2022.

Shares issuable under our equity compensation plans at December 31, 2022

The following table provides information with respect to shares issuable under our equity compensation plans at December 31, 2022 (in thousands, except exercise price).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
SAIP	1,408	$170.78	646
ESPP	n/a	n/a	113
Subtotal	1,408		759
Equity compensation plans not approved by security holders			
SAYE[1]	-	-	281
Total	**1,408**		**1,040**

(1) In November 2001, we adopted the SAYE Plan for eligible employees of our U.K. based operations. In November 2006, the SAYE plan was extended to employees in our Ireland operations. Under this plan, employee contributions for stock purchases are enhanced by us through an additional contribution of a 15% discount on the purchase price. Options granted under the SAYE Plan vest over a period of three to five years. The original SAYE plan was not approved by shareholders since such approval was not required under applicable rules at the time of the adoption of the plan. In 2006, our shareholders approved an amendment to the SAYE plan that increased the number of shares reserved for issuance by 500,000.



Security Ownership

Security ownership by Directors and management

The following table provides information about the beneficial ownership of our common stock, which constitutes JLL's only outstanding voting security, as of March 31, 2023, our Record Date, by:

- Each Director and Director nominee of JLL;
- Each of the Named Executive Officers; and
- The Directors, Director nominees and executive officers of JLL as a group.

On March 31, 2023 there were 47,609,204 shares of common stock outstanding.

The table includes shares that the indicated individual had the right to acquire within 60 days after March 31, 2023. It also includes shares the receipt of which certain of our Directors have deferred under a deferred compensation program described above under "Non-employee Director compensation." The table does not include unvested RSUs issued under the existing Stock Award and Incentive Plans unless they vest within 60 days after March 31, 2023, since such units do not carry voting or investment power. Unless otherwise indicated in the footnotes, all such interests are owned directly and the indicated person or entity has sole voting and dispositive power with respect to the interests.

	Shares of Common Stock Beneficially Owned	
Names of Beneficial Owners[1]	Number[2]	Percent of Class (%)
Directors:		
Hugo Bagué	22,458	*
Matthew Carter, Jr.	4,586	*
Samuel A. Di Piazza, Jr.[3]	15,392	*
Tina Ju	2,657	*
Bridget Macaskill	7,676	*
Deborah H. McAneny	13,861	*
Siddharth (Bobby) Mehta	4,862	*
Moses Ojeisekhoba	1,017	*
Jeetendra (Jeetu) I. Patel	4,049	*
Ann Marie Petach	8,099	*
Larry Quinlan	1,290	*
Efrain Rivera	2,536	*
Christian Ulbrich	116,198	*
Named Executive Officers:		
Karen Brennan	8,323	*
Gregory O'Brien	53,639	*
Yishai Lerner	33,262	*
Mihir Shah	33,262	*
All Directors and Named Executive Officers as a group (17 persons)	333,167	*

* Less than 1%
(1) The address of each person is c/o Jones Lang LaSalle Incorporated, 200 East Randolph Drive, Chicago, Illinois 60601.
(2) Under SEC rules, "beneficial ownership" for purposes of this table takes into account shares as to which the individual has or shares voting and/or investment power as well as shares that may be acquired within 60 days (such as by vesting of restricted stock units) and is different from beneficial ownership for purposes of Section 16 of the 1934 Act, which may result in a number that is different from the beneficial ownership number reported in forms filed pursuant to Section 16.
(3) Samuel A. Di Piazza, Jr. is stepping down as a Director when his term ends at the 2023 Annual Meeting.

Security ownership by certain other beneficial owners

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of December 31, 2022.

Names of Beneficial Owners	Shares of Common Stock Beneficially Owned	
	Number	Percent of Class (%)
The Vanguard Group[1]	7,018,465	14.79%
BlackRock, Inc.[2]	4,616,539	9.7%
Generation Investment Management LLP[3]	4,470,468	9.42%
Cohen & Steers, Inc.[4]	3,167,080	6.67%
FMR LLC[5]	3,116,116	6.565%

(1) Based solely on information in a Schedule 13G/A filed on February 9, 2023, by The Vanguard Group. As of December 30, 2022, The Vanguard Group has shared voting power with regard to 18,793 shares, sole dispositive power with regard to 6,952,885 shares, and shared dispositive power with regard to 65,580 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based solely on information in a Schedule 13G filed on January 24, 2023, by BlackRock, Inc. As of December 31, 2022, BlackRock has sole voting power with regard to 4,461,490 shares and sole dispositive power with regard to 4,616,539 shares. The address of BlackRock, Inc. is 55 East 52nd St., New York, NY 10055.

(3) Based solely on information in a Schedule 13G/A filed on February 13, 2023, by Generation Investment Management LLP, together with its affiliates, Generation Investment Management US LLP, Generation IM Fund plc, and Generation IM Global Equity Fund LLC. As of December 31, 2022, Generation Investment Management LLP has sole voting and dispositive voting power with regard to 31,754 shares, shared voting power with regard to 4,354,540 shares, and shared dispositive power with regard to 4,438,714 shares. Generation Investment Management US LLP has shared voting and dispositive power with regard to 2,189,575 shares. Generation IM Fund plc has shared voting and dispositive power with regard to 1,411,653 shares. Generation IM Global Equity Fund LLC has shared voting and dispositive power with regard to 1,214,235 shares. The address of Generation Investment Management LLP is 20 Air Street, 7th Floor, London W1B 5AN, United Kingdom.

(4) Based solely on information in a Schedule 13G filed on February 14, 2023, by Cohen & Steers, Inc., together with its affiliates, Cohen & Steers Capital Management Inc., Cohen & Steers UK Limited, Cohen & Steers Asia Limited, and Cohen & Steers Ireland Limited. As of December 31, 2022, Cohen & Steers, Inc. has sole voting power with regard to 2,932,231 shares and sole dispositive power with regard to 3,167,080 shares. Cohen & Steers Capital Management Inc. has sole voting power with regard to 2,922,598 shares and sole dispositive power with regard to 3,153,772 shares. Cohen & Steers UK Limited has sole voting power with regard to 5,830 shares and sole dispositive power with regard to 9,505 shares. Cohen & Steers Asia Limited has sole voting power with regard to 0 shares and sole dispositive power with regard to 0 shares. Cohen & Steers Ireland Limited has sole and dispositive voting power with regard to 3,803 shares. The address of Cohen & Steers, Inc. is 280 Park Avenue, 10th Floor, New York, NY 10017.

(5) Based solely on information in a Schedule 13G filed on February 9, 2023, by FMR LLC. As of December 30, 2022, FMR LLC has sole voting power with regard to 3,114,342 shares and sole dispositive power with regard to 3,116,116 shares. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

Certain relationships and related transactions

Since January 1, 2022, JLL did not participate in any transactions involving any of our executive officers, Directors, beneficial owners of more than 5% of JLL's common stock, or an immediate family member of any such person that are required to be described pursuant to Item 404(a) of SEC Regulation S-K.

Delinquent Section 16(a) reports

Under U.S. securities laws, directors, certain officers and persons holding more than 10% of our common stock must report their initial ownership of our common stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports, and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements for fiscal year 2022 were complied with by each person who at any time during the 2022 fiscal year was a director or an executive officer or held more than 10% of our common stock, except for the following: Messrs. Lerner and Shah each filed a Form 4 one business day late on January 20, 2023, to report the common stock received on vesting of previously reported restricted stock unit awards. The late filings were due to an unforeseen EDGAR connection technical issue.

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Audit Matters

Proposal 5 – Ratification of appointment of independent registered public accounting firm

The Audit and Risk Committee has appointed the firm of KPMG LLP as JLL's independent registered public accounting firm for 2023, and we are asking our shareholders to ratify this appointment. Although we are not required to seek shareholder ratification, the Board believes that doing so is consistent with corporate governance best practices. If the selection of KPMG LLP is not ratified, the Audit and Risk Committee will explore the reasons for shareholder rejection and will reconsider whether to retain KPMG LLP, but may, nonetheless, retain KPMG LLP as JLL's independent registered public accounting firm. The Audit and Risk Committee retains the right to appoint a different independent registered public accounting firm at any time during 2023 for any reason.

The Board recommends you vote FOR ratification of the appointment of KPMG LLP as JLL's independent registered public accounting firm for 2023.

Information about our independent registered public accounting firm

For a number of years, KPMG LLP has been the independent registered public accounting firm that audits the financial statements of JLL and most of our subsidiaries. JLL expects that representatives of KPMG LLP will attend the 2023 Annual Meeting online and may make a statement. Such representatives will be available to respond to appropriate questions.

Audit and non-audit fees

The following table presents fees for the professional services that KPMG LLP rendered for the audit of JLL's annual financial statements (including auditing our internal controls over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002), audit-related fees, tax fees, and fees billed for other services during 2022 and 2021.

Fees for the Year Ended on December 31	2022 ($ in thousands)	2021 ($ in thousands)
Audit fees	$6,605	$6,426
Audit-related fees	$1,244	$1,154
Tax fees	$145	$91
All other fees	-	-
Total	$7,994	$7,671

Audit fees

These amounts represent fees paid to KPMG LLP for services necessary to perform an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of JLL's consolidated financial statements. This includes fees for review of the tax provision and fees for accounting consultations on matters reflected in the consolidated financial statements. Audit fees also include services required by statute or regulation (foreign or domestic), such as comfort letters, consents, reviews of SEC filings, and statutory audits in non-U.S. locations.

Audit-related fees

Audit-related fees consist of fees for employee benefit plan audits, accounting consultation on proposed transactions, internal control-related matters, and services not required by statute or regulation.

Tax fees

Tax fees consist of fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice encompass a diverse range of services, including consultation, research, and assessment of tax planning initiatives, assistance with tax audits and appeals, employee benefit plans, and requests for rulings or technical advice from taxing authorities.

All other fees

All other fees would consist of fees for all other non-audit services. There were no such services provided in 2021 or 2022.

Pre-approval of audit and permitted non-audit services of the independent registered public accounting firm

The Audit and Risk Committee has established a policy for pre-approval of audit and permitted non-audit services by the independent registered public accounting firm. At each of its meetings, the full Audit and Risk Committee considers, and approves or rejects, any proposed services and fee estimates that are presented by management. The Audit and Risk Committee has designated its Chairman to consider approval of services arising between meetings that were not pre-approved. Services approved by the Chairman are ratified by the full Audit and Risk Committee at its next regular meeting. For each proposed service, the independent registered public accounting firm provides supporting documentation detailing the service and an estimate of costs. During 2022, the Audit and Risk Committee pre-approved all services performed by the independent registered public accounting firm.

Audit and Risk Committee report

As more particularly described above under "Corporate governance principles and Board matters," the Audit and Risk Committee of the Board is responsible for providing independent, objective oversight of JLL's accounting functions and internal and disclosure controls. The Audit and Risk Committee is composed of seven Directors, each of whom is independent as defined by applicable Securities and Exchange Commission rules and by the New York Stock Exchange listing standards in effect at the time this Proxy Statement was mailed. The Audit and Risk Committee operates under a written charter, which has been approved by the Board of Directors and is available on our website.

Management is responsible for JLL's internal and disclosure controls and its financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of JLL's consolidated financial statements and the effective operation of internal controls over financial reporting, all in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), and for issuing a report thereon. The Audit and Risk Committee's responsibility is to oversee these processes.

In connection with these responsibilities, the Audit and Risk Committee met with management and the independent registered public accounting firm to review and discuss the December 31, 2022, audited financial statements, as well as JLL's internal controls over financial reporting, for which an attestation by such firm is required

under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit and Risk Committee also discussed with KPMG LLP its evaluation of the accounting principles, practices and judgments applied by management, and any items required to be communicated by KPMG LLP in accordance with regulations promulgated by the SEC and the PCAOB. The Audit and Risk Committee also received written disclosures from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding such firm's communications with the Audit and Risk Committee concerning independence, and the Audit and Risk Committee discussed with KPMG LLP that firm's independence under the relevant standards. The Audit and Risk Committee also reviewed the selection, application, and disclosure of our critical accounting policies pursuant to SEC Financial Release No. 60, "Cautionary Advice Regarding Disclosure of Critical Accounting Policies."

Based upon the Audit and Risk Committee's discussions with management and the independent registered public accounting firm, and the Audit and Risk Committee's review of the representations of management and the independent registered public accounting firm, the Audit and Risk Committee recommended that the Board of Directors include the audited consolidated financial statements in JLL's Annual Report on Form 10-K for the year ended December 31, 2022, which has been filed with the SEC.

The Audit and Risk Committee
Ann Marie Petach (Chairman)
Tina Ju
Bridget Macaskill
Siddharth N. Mehta
Jeetendra I. Patel
Larry Quinlan
Efrain Rivera

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Additional Information

Questions and answers about our 2023 Annual Meeting and voting

 **When**
Thursday, May 25, 2023
10:00 a.m., Central Time

 **Virtual Meeting**
Via live audio webcast at
www.virtualshareholder
meeting.com/JLL2023

 **Record Date**
Shareholders as of
March 31, 2023
are entitled to vote

Virtual meeting format

The 2023 Annual Meeting will be conducted online through a live audio webcast. We initially adopted a virtual meeting format during the first year of the COVID-19 pandemic and continue to believe that this practice facilitates stockholder attendance and enables stockholders to participate fully, equally, and safely from any location around the world, at no cost. The accompanying Proxy Statement contains information about participating in the 2023 Annual Meeting online. You will not be able to attend the 2023 Annual Meeting physically in person.

Why am I receiving these materials?

The Board has made these materials available to you over the Internet or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our 2023 Annual Meeting of Shareholders. The 2023 Annual Meeting of Shareholders is scheduled to be held Thursday, May 25, 2023, at 10:00 a.m., Central Time, via live audio webcast through the link set out at the top of this page. You will need the 16- digit control number provided on the Notice of Internet Availability of Proxy Materials or your proxy card (if applicable). This solicitation is for proxies for use at the 2023 Annual Meeting or at any reconvened meeting after an adjournment or postponement of the 2023 Annual Meeting.

What items of business will be voted on at the 2023 Annual Meeting and what is the voting requirement for each?

The table below details information regarding the proposals to be voted on at the 2023 Annual Meeting, the Board's recommendation on how to vote on each proposal, the votes required to approve each proposal, and the effect of abstentions and broker non-votes.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effects of Abstentions	Effect of Broker Non-Votes*
Proposal 1: Election of twelve Directors identified in this Proxy Statement to serve one-year terms until the 2024 Annual Meeting of Shareholders and until their successors are duly elected and qualified	For, Against or Abstain on each nominee	**FOR each nominee**	Majority of votes cast with respect to each nominee	No effect	No effect
Proposal 2: Approval, by non-binding vote, of named executive officer compensation	For, Against or Abstain	**FOR**	Majority of votes cast	No effect	No effect
Proposal 3: Approval, by non-binding vote, regarding frequency of future executive compensation votes	One-, Two-, Three-Year Period or Abstain	**FOR a frequency of One Year**	Majority of votes cast (if no majority, we will consider which frequency receives the most votes)	No effect	No effect
Proposal 4: Approval of the Second Amended and Restated 2019 Stock Award and Incentive Plan	For, Against or Abstain	**FOR**	Majority of votes cast	No effect	No effect

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effects of Abstentions	Effect of Broker Non-Votes*
Proposal 5: Ratification of appointment of KPMG LLP as JLL's independent registered public accounting firm for the year ending December 31, 2023	For, Against or Abstain	**FOR**	Majority of votes cast	No effect	N/A: brokers have discretion to vote without instructions

* See **"What happens if I sign my proxy card but do not give specific voting instructions?"** for an explanation of the term "broker non-vote."

How many shares must be present or represented to conduct business at the 2023 Annual Meeting?

We will have a quorum to hold the 2023 Annual Meeting and transact business if holders of a majority of shares of our common stock that are issued and outstanding and entitled to vote are present or represented by proxy.

What will I need to attend the 2023 Annual Meeting?

You are entitled to attend the virtual 2023 Annual Meeting online only if you were a shareholder of record at the close of business on Friday, March 31, 2023—the Record Date—or you hold a valid proxy for the 2023 Annual Meeting. You may attend the 2023 Annual Meeting, vote, and submit a question during the 2023 Annual Meeting by visiting www.virtualshareholdermeeting.com/JLL2023 and using your 16 digit control number to enter the meeting. If you are not a shareholder of record but hold shares as a beneficial owner in street name, you may be required to provide proof of beneficial ownership, such as your most recent account statement as of the Record Date, a copy of the voting instruction form provided by your broker, bank, trustee, or nominee, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you will not be admitted to the virtual 2023 Annual Meeting.

The recording, distribution or reproduction of the 2023 Annual Meeting, or any portion of the 2023 Annual Meeting, for any reason is strictly prohibited.

How can I vote my shares in the 2023 Annual Meeting?

Our 2023 Annual Meeting will be held entirely online. Shareholders may participate in the 2023 Annual Meeting by visiting the following website: www.virtualshareholdermeeting.com/JLL2023. To participate in the 2023 Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Shares held in your name as the shareholder of record at the close of business on Friday, March 31, 2023—the Record Date— may be voted electronically during the 2023 Annual Meeting. Shares for which you are the beneficial owner but not the shareholder of record as of the Record Date also may be voted electronically during the 2023 Annual Meeting. However, even if you plan to attend the 2023 Annual Meeting, we recommend that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the 2023 Annual Meeting.

How can I vote my shares without attending the 2023 Annual Meeting?

To vote your shares without attending the meeting, please follow the instructions for Internet or telephone voting on the Notice of Internet Availability of Proxy Materials. If you request printed copies of the proxy materials by mail, you may also vote by signing and submitting your proxy card and returning it by mail, if you are the shareholder of record, or by signing the voter instruction form provided by your bank or broker and returning it by mail, if you are the beneficial owner but not the shareholder of record. This way your shares will be represented whether or not you are able to attend the meeting.

What shares may I vote?

Only shareholders of record of JLL's common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the 2023 Annual Meeting. To determine whether a quorum is present at the 2023 Annual Meeting, we will count shares of our common stock represented in person or by properly executed proxy. Each share is entitled to one vote for as many individuals as there are Directors to be elected, and one vote on all other matters. As of the Record Date, there were 47,609,204 voting shares of common stock outstanding.

May I change my vote or revoke my proxy?

You may change your vote at any time prior to the vote at the 2023 Annual Meeting. If you are the shareholder of record, you may change your vote by:

- Granting a new proxy bearing a later date (which automatically revokes the earlier proxy);
- Providing written notice that you wish to revoke your proxy; or
- If you are a registered shareholder or hold a proxy from a registered shareholder (and meet other requirements as described in "What will I need to attend the 2023 Annual Meeting?" above), you may attend the 2023 Annual Meeting online and vote electronically through the virtual meeting platform.

A written notice of revocation must be sent to our Corporate Secretary at our principal executive office. Attendance at the 2023 Annual Meeting online will not cause your previously granted proxy to be revoked unless you specifically so request.

If you hold your shares in street name, you may change your vote by:

- submitting new voting instructions to your broker, trustee or nominee; or
- attending the 2023 Annual Meeting online and voting on the virtual meeting platform, but only if you have a legal proxy from your broker, trustee, or nominee giving you the right to vote your shares.

What happens if I sign my proxy card but do not give specific voting instructions?

If you hold shares in your own name, and you submit a proxy without giving specific voting instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and in their discretion should any other matters be presented at the 2023 Annual Meeting.

If you hold shares in street name and do not provide your broker with specific voting instructions, under the rules that govern brokers in such circumstances, your broker will not have the authority to exercise discretion to vote your shares on any proposal other than the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2023. This is commonly called a "broker non-vote."

What happens if a Director does not receive a majority of the votes cast?

Under our By-Laws, if a Director does not receive the vote of at least the majority of the votes cast, that Director must promptly tender a resignation to the Board. For more information, see "Majority voting" on page 20.

Why is JLL making these materials available over the Internet rather than mailing them?

Under the SEC's "Notice and Access Rule," we may furnish proxy materials electronically rather than mailing printed copies to each shareholder. Electronic delivery helps us meet our sustainability goals and also saves significant postage, printing, and processing costs. If you received a Notice of Internet Availability of Proxy

Materials by mail, you will not receive a printed copy of our proxy materials unless you specifically request one. Instead, the Notice of Internet Availability of Proxy Materials explains how to access and review our proxy materials online and how to access your proxy card to vote your shares.

How can I have printed copies of the proxy materials mailed to me?

If you received a Notice of Internet Availability by mail, and you would prefer to receive a printed copy of our proxy materials, including a paper proxy card, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

What is householding?

As permitted by SEC rules, to the extent we are delivering paper copies of our proxy materials, only one copy of this Proxy Statement is being delivered to shareholders residing at the same address unless the shareholders have notified us of their desire to receive individual copies. This is known as "householding." We will promptly deliver a separate copy of the Proxy Statement to any shareholder who requests one. Requests for additional copies for the current year or future years should be directed to our Corporate Secretary at our principal executive office. If you share an address with other shareholders and currently receive multiple copies of the Proxy Statement, you may request that only a single copy be mailed in the future. Record holders can make such a request by contacting Computershare by phone at +1.866.210.8055 or by mail at 150 Royall Street, Suite 101, Canton, Massachusetts 02021. Beneficial owners should contact their bank, broker, or other nominee.

Why did I receive more than one set of voting materials?

If you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each account. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability of Proxy Materials. Please vote each proxy you receive, since each one represents different shares that you own.

Where can I find the voting results of the 2023 Annual Meeting?

We intend to announce preliminary voting results at the 2023 Annual Meeting and then disclose the final results in a Form 8-K filing with the SEC within four business days after the 2023 Annual Meeting.

What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as Directors?

Shareholder proposals intended to be presented at the annual meeting in 2024 and included in JLL's proxy statement and form of proxy relating to that annual meeting pursuant to Rule 14a-8 under the 1934 Act must be received by JLL at our principal executive office by December 16, 2023.

Our By-Laws require that any proposals made outside of Rule 14a-8 must be submitted to our Corporate Secretary at our principal executive office between January 26, 2024 and February 25, 2024. In addition, any shareholder intending to nominate a candidate for election to the Board at the annual meeting in 2024 must give timely written notice to our Corporate Secretary at our principal executive office between January 26, 2024, and February 25, 2024.

In addition to satisfying the foregoing requirements under our By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than JLL's nominees must provide notice that sets forth the information required by Rule 14a-19 promulgated under the Exchange Act no later than March 26, 2024.

Shareholders may, subject to and in accordance with our By-Laws, recommend director candidates for consideration by the Nominating, Governance and Sustainability Committee. The recommendation must be delivered to our Corporate Secretary, who will forward the recommendation to the Nominating, Governance and Sustainability Committee for consideration.

Our "Proxy Access for Director Nominations" bylaw permits a shareholder, or a group of up to 20 shareholders, owning at least 3% of JLL's outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareholder and the nominee(s) satisfy the requirements set forth in our By-Laws. We must receive a shareholder's notice to nominate a director using JLL's proxy materials between November 16, 2023 and December 16, 2023. Such notice should be addressed to the Corporate Secretary at our principal executive office and contain the information required by our By-Laws under Article III, Section 15.

Who will pay the cost of this proxy solicitation?

This solicitation is made by the Board on behalf of JLL. JLL will pay the cost of soliciting proxies. We have hired D.F. King & Co., Inc. to assist us in the solicitation of votes. We will pay D.F. King a fee of $10,500 plus customary costs and expenses for their services. We have agreed to indemnify D.F. King against certain liabilities arising out of or in connection with their services.

Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy and solicitation materials to shareholders. In addition, certain JLL officers and employees, who will receive no additional compensation for their services, may solicit proxies.

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Annexes

Annex A Reconciliation of GAAP and Non-GAAP Financial Measures

Non-GAAP financial measures

Management uses certain non-GAAP financial measures to develop budgets and forecasts, measure and reward performance against those budgets and forecasts, and enhance comparability to prior periods. These measures are believed to be useful to investors and other external stakeholders as supplemental measures of core operating performance and include the following:

(i) Fee revenue and Fee-based operating expenses;

(ii) Adjusted EBITDA attributable to common shareholders ("**Adjusted EBITDA**") and Adjusted EBITDA margin;

(iii) Adjusted net income attributable to common shareholders and Adjusted diluted earnings per share; and

(iv) Free Cash Flow.

However, non-GAAP financial measures should not be considered alternatives to measures determined in accordance with U.S. GAAP. Any measure that eliminates components of a company's capital structure, cost of operations or investments, or other results has limitations as a performance measure. In light of these limitations, management also considers U.S. GAAP financial measures and does not rely solely on non-GAAP financial measures. Because our non-GAAP financial measures are not calculated in accordance with U.S. GAAP, they may not be comparable to similarly titled measures used by other companies.

Adjustments to GAAP financial measures used to calculate non-GAAP financial measures

Gross Contract Costs represent certain costs associated with client-dedicated employees and third-party vendors and subcontractors and are directly or indirectly reimbursed through the fees we receive. These costs are presented on a gross basis in Operating expenses with the equal amount of corresponding fees in Revenue. Excluding gross contract costs from both Fee revenue and Fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and also enables a more consistent performance assessment across a portfolio of contracts with varying payment terms and structures.

Net Non-Cash Mortgage Servicing Rights (MSR) and Mortgage Banking Derivative Activity consists of the balances presented within Revenue composed of (i) derivative gains/losses resulting from mortgage banking loan commitment and warehousing activity and (ii) gains recognized from the retention of MSR upon origination and sale of mortgage loans, offset by (iii) amortization of MSR intangible assets over the period net servicing income is projected to be received. Noncash derivative gains/losses resulting from mortgage banking loan commitment and warehousing activity are calculated as the estimated fair value of loan commitments and subsequent changes thereof, primarily represented by the estimated net cash flows associated with future servicing rights. MSR gains and corresponding MSR intangible assets are calculated as the present value of estimated net cash flows over the estimated mortgage servicing periods. The above activity is reported entirely within Revenue of the Capital Markets service line of the Americas segment. Excluding net non-cash MSR and mortgage banking derivative activity reflects how we manage and evaluate performance because the excluded activity is non-cash in nature.

Restructuring and Acquisition Charges primarily consist of (i) severance and employment-related charges, including those related to external service providers, incurred in conjunction with a structural business shift, which can be represented by a notable change in headcount, change in leadership or transformation of business processes, (ii) acquisition, transaction and

integration-related charges, including non-cash fair value adjustments to assets and liabilities recorded in purchase accounting such as earn-out liabilities and intangible assets and (iii) lease exit charges. Such activity is excluded as the amounts are generally either non-cash in nature or the anticipated benefits from the expenditures would not likely be fully realized until future periods. Restructuring and acquisition charges are excluded from segment operating results and therefore not a line item in the segments' reconciliation to Adjusted EBITDA.

Amortization of Acquisition-Related Intangibles, primarily composed of the estimated fair value ascribed at closing of an acquisition to assets such as acquired management contracts, customer backlog and relationships, and trade name, is more notable following the company's increase in acquisition activity in recent years. Such non-cash activity is excluded as the change in period-over-period activity is generally the result of longer-term strategic decisions and therefore not necessarily indicative of core operating results.

Gain or Loss on Disposition reflects the gain or loss recognized on the sale or disposition of businesses. Given the low frequency of business disposals by the company historically, the gain or loss directly associated with such activity is excluded as it is not considered indicative of core operating performance. In 2022, the $7.5 million net loss from the second quarter included $10.5 million of loss related to the disposition of our Russia business, partially offset by a $3.0 million gain related to a disposition within JLL Technologies. In 2021, $12.0 million of the activity related to a business disposition within JLL Technologies and $0.4 million related to a sold business within Markets Advisory.

Interest on Employee Loans, Net of Forgiveness reflects interest accrued on employee loans less the amount of accrued interest forgiven. Certain employees (predominantly in our Leasing and Capital Markets businesses) receive cash payments structured as loans, with interest. Employees earn forgiveness of the loan based on performance, generally calculated as a percentage of revenue production, annually. Such forgiven amounts are reflected in Compensation and benefits expense. Given the interest accrued on these employee loans and subsequent forgiveness are non-cash and the amounts perfectly offset over the life of the loan, the activity is not indicative of core operating performance and is excluded from non-GAAP measures.

Reconciliation of non-GAAP financial measures

Below are the reconciliations of (i) Revenue to fee revenue and (ii) Operating expenses to fee-based operating expenses.

($ in millions)	Year Ended December 31,	
	2022	2021
Revenue	$20,862.1	19,367.0
Gross contract costs	(12,549.1)	(11,290.2)
Net non-cash MSR and mortgage banking derivative activity	(11.0)	(59.3)
Fee revenue	$8,302.0	$8,017.5
Operating expenses	$19,994.0	$18,323.5
Gross contract costs	(12,549.1)	(11,290.2)
Fee-based operating expenses	$7,444.9	$7,033.3

Below is (i) a reconciliation of Net income attributable to common shareholders to EBITDA and Adjusted EBITDA, (ii) the Net income margin attributable to common shareholders (measured on Revenue), and (iii) the Adjusted EBITDA margin (measured on fee-revenue and presented on a local currency basis).

($ in millions)	Year Ended December 31,	
	2022	2021
Net income attributable to common shareholders	$654.5	$961.6
Add:		
Interest expense, net of interest income	75.2	40.1
Provision for income taxes	200.8	264.3
Depreciation and amortization[1]	225.2	217.5
EBITDA	$1,155.7	$1,483.5
Adjustments:		
Restructuring and acquisition charges	104.8	84.7
Net loss (gain) on disposition	7.5	(12.4)
Net non-cash MSR and mortgage banking derivative activity	(11.0)	(59.3)
Interest on employee loans, net of forgiveness	(9.7)	—
Adjusted EBITDA	$1,247.3	$1,496.5
Net income margin attributable to common shareholders	3.1%	5.0%
Adjusted EBITDA margin	15.0%	18.7%

(1) This adjustment excludes the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

Below is a reconciliation of Net income attributable to common shareholders to Adjusted net income attributable to common shareholders and the components of adjusted diluted earnings per share.

	Year Ended December 31,	
($ in millions, except share and per share data)	2022	2021
Net income attributable to common shareholders	$654.5	$961.6
Diluted shares (in thousands)	49,341	52,071
Diluted earnings per share	$13.27	$18.47
Net income attributable to common shareholders	$654.5	$961.6
Adjustments:PPP		
Restructuring and acquisition charges	104.8	84.7
Net non-cash MSR and mortgage banking derivative activity	(11.0)	(59.3)
Amortization of acquisition-related intangibles[1]	67.4	53.3
Net loss (gain) on disposition	7.5	(12.4)
Interest on employee loans, net of forgiveness	(9.7)	—
Tax impact of adjusted items	(38.4)	(14.3)
Adjusted net income attributable to common shareholders	$775.1	$1,013.6
Diluted shares (in thousands)	49,341	52,071
Adjusted diluted earnings per share	$15.71	$19.47

(1) This adjustment excludes the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

Below is a reconciliation to Free Cash Flow.

($ in millions)	Year Ended December 31, 2022
Cash provided by operating activities	$199.9
Less: Net capital additions - property and equipment	205.8
Free Cash Flow	$(5.9)

Reconciliation of AIP financial measures

For purposes of the CD&A, below is (i) a reconciliation of Net income attributable to common shareholders to EBITDA and AIP Adjusted EBITDA, (ii) the Net income margin attributable to common shareholders (against Revenue), and (iii) the AIP Adjusted EBITDA margin. AIP Adjusted EBITDA is a non-GAAP financial measure used by the Compensation Committee in determining executive compensation.

($ in millions)	Year Ended December 31, 2022
Net income attributable to common shareholders	$654.5
Add:	
Interest expense, net of interest income	75.2
Provision for income taxes	200.8
Depreciation and amortization[1]	225.2
EBITDA	$1,155.7
Adjustments:	
Qualifying restructuring and acquisition charges[2]	79.8
Net non-cash MSR and mortgage banking derivative activity	(11.0)
Net loss on disposition	7.5
Interest on employee loans, net of forgiveness	(9.7)
AIP adjusted EBITDA	**$1,222.3**
Net income margin attributable to common shareholders	3.1%
AIP Adjusted EBITDA margin	14.7%

(1)   This adjustment excludes the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

(2)   Represents the portion of the $104.8 million total Restructuring and acquisition charges for the year ended December 31, 2022, which the Compensation Committee adds back in the calculation.

Annex B Pay ratio excluded employees

Country	Number of Employees
Argentina	262
Bangladesh	22
Indonesia	417
Macao SAR, China	131
Pakistan	8
Panama	21
Peru	31
Philippines	1,429
Romania	76
Sri Lanka	133
Taiwan	496
Turkey	349
Uruguay	7
Venezuela	12
Vietnam	431

Annex C Second Amended and Restated 2019 Stock Award and Incentive Plan

Second Amended and Restated Effective Date: May 25, 2023

The Jones Lang LaSalle Incorporated 2019 Stock Award and Incentive Plan (the "*Plan*") was initially adopted by the Board of Directors of Jones Lang LaSalle Incorporated (the "*Company*") and approved by the shareholders on May 29, 2019, then amended and restated following shareholder approval on May 27, 2021. The Board has further amended the Plan as set forth herein, subject to approval by the shareholders on May 25, 2023.

The purpose of further amending and restating the Plan is to authorize additional Common Stock for Awards under the Plan. The Plan shall remain in effect until the earliest of (i) the date that no additional Common Stock is available for issuance under the Plan or (ii) the date that the Plan has been terminated in accordance with Article 14.

1. Purpose

The purpose of the Plan is to provide a means through which the Company or its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company or its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Stock, to motivate such persons to achieve long-term Company goals and to more closely align their interests with those of the Company's shareholders. Unless and until approved by the shareholders of Jones Lang LaSalle Incorporated, no shares of Common Stock shall be issued and no cash payments shall be made under the Plan.

2. Definitions

The following definitions shall be applicable throughout the Plan:

(a) "*Affiliate*" means (i) any direct or indirect Subsidiary of the Company or (ii) any other entity that, at the time of granting of an Award, is controlled by the Company and in which the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock (or equivalent equity-type security) of such entity; provided, that, with respect to Incentive Stock Options, the term shall only mean "subsidiary corporation" as defined in Section 424(f) of the Code; further, provided, that, with respect to the award of any "stock right" within the meaning of Section 409A of the Code, such affiliate must qualify as a "service recipient" within the meaning of Section 409A of the Code, to the extent applicable, and in applying Section 1563(a)(1), (2) and (3) of the Code for purposes of determining a controlled group of corporations under Section 414(b) of the Code and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Section 414(c) of the Code, the language "at least 50 percent" (or, where legitimate business criteria exist as determined by the Committee, "at least 20 percent") is used instead of "at least 80 percent."

(b) "*Award*" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Stock-Based Award, Dividend Equivalent Award, Deferred Stock Award, or Performance Award granted under the Plan.

(c) "*Award Agreement*" means any written agreement, contract or other instrument or document evidencing an Award.

(d) "*Board*" means the Board of Directors of the Company.

(e) "*Cause*" means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement or similar services agreement between the Participant and the Company or an Affiliate in effect at the time of such termination, or (ii) in the absence of any such employment, consulting or similar services agreement (or the absence of any definition of "Cause" contained therein), the definition established for such term in an Award Agreement for such Award. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(f) "<u>Change</u> in <u>Control</u>" means a change in control of the Company which will be deemed to have occurred if:

(i) any "person," as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (A) the Company or any of its subsidiaries, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, (D) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Stock, or (E) any person or group as used in Rule 13d-1(b) under the Exchange Act, is or becomes the Beneficial Owner, as such term is defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 30% or more of the combined voting power of the Company's then outstanding securities;

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than (A) a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii), or (iv) of this Section 2(g) or (B) other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least 75% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (as defined above) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect) other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 75% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding anything herein to the contrary, in any circumstance in which the definition of "Change in Control" under this Plan would otherwise be operative and with respect to which the additional tax under Section 409A of the Code would apply or be imposed, but where such tax would not apply or be imposed if the meaning of the term "Change in Control" met the requirements of Section 409A(a)(2)(A)(v) of the Code, then the term "Change in Control" herein shall mean, but only for the transaction, event or circumstance so affected and the item of income with respect to which the additional tax under Section 409A of the Code would otherwise be imposed, a transaction, event or circumstance that is both (x) described in the preceding provisions of this definition, and (y) a "change in control event" within the meaning of Treasury Regulations Section 1.409A-3(i) (5).

(g) "<u>Code</u>" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other binding interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(h) "<u>Committee</u>" means the Compensation Committee of the Board, as constituted from time to time, or a subcommittee thereof appointed for purposes of the Plan, or if no such committee or subcommittee shall be in existence at any relevant time, the term "Committee" for purposes of the Plan shall mean the Board; <u>provided</u>, <u>however</u>, <u>that</u> during any time that the Common Stock is publicly traded, the Committee shall be a committee of the Board consisting solely of two or more Eligible Directors as necessary in each case to satisfy the requirements of Rule 16b-3 under the Exchange Act with respect to Awards granted under the Plan; <u>provided</u>, <u>further</u>, <u>that</u>, if the Committee includes individuals who are not Eligible Directors then, to the extent permitted under applicable law and with respect to determinations made or to be made by it which are not otherwise delegated pursuant to the Plan, the Committee shall be deemed a subcommittee of only those individuals that constitute Eligible Directors, and those individuals who are not Eligible Directors shall be deemed excluded from the Committee.

(i) "_Common Stock_" means the Common Stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(j) "_Company_" means Jones Lang LaSalle Incorporated, a corporation organized under the laws of the State of Maryland, or any successor corporation.

(k) "_Data_" has the meaning set forth in Section 15(z).

(l) "_Date of Grant_" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization; provided, for purposes of Sections 422 and 409A of the Code, as applicable, Date of Grant shall mean the date of grant determined in accordance with the requirements of Sections 422 and 409A of the Code, as applicable.

(m) "_Deferral Account_" has the meaning set forth in Section 12(d).

(n) "_Deferral Election_" has the meaning set forth in Section 12(c).

(o) "_Deferred Compensation Award_" means an Award that is subject to Code Section 409A.

(p) "_Deferred Stock_" means a right to receive payment in the form of shares of Common Stock (or measured by the value of shares) at the end of a specified deferral period.

(q) "_Disability_" or "_Total and Permanent Disability_" means (except as otherwise expressly provided in the Participant's Award Agreement or, in the case of an Incentive Stock Option, in which case Disability shall have the definition in Section 22(e)(3) of the Code) a disability qualifying the Participant to receive benefits under the applicable total and permanent disability income plan provided by the Company or the subsidiary of the Company which employs the Participant. Notwithstanding anything herein to the contrary, in any circumstance in which the definition of "Disability" under this Plan would otherwise be operative and with respect to which the additional tax under Section 409A of the Code would apply or be imposed, but where such tax would not apply or be imposed if the meaning of the term "Disability" met the requirements of Section 409A(a)(2)(A)(ii) of the Code, then the term "Disability" herein shall mean, but only for the circumstances so affected and the item of income with respect to which the additional tax under Section 409A of the Code would otherwise be imposed, a "disability" within the meaning of Treasury Regulations Section 1.409A-3(i)(4).

(r) "_Dividend Equivalent_" means any right in respect of an Award to receive payments equal to dividends or property, if and when paid or distributed or, as applicable, following a period of vesting or restriction in accordance with the terms of the Plan, on shares of Common Stock.

(s) "_Effective Date_" means the date the Plan is approved by shareholders.

(t) "_Eligible Director_" means a person who is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

(u) "_Eligible Person_" means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment, consultancy or service from the Company or any of its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(v) "_Exchange Act_" means the Securities Exchange Act of 1934, as amended, and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(w) "_Exercise Price_" has the meaning given such term in Section 7(b) of the Plan.

(x) "_Fair Market Value_" means, as of any date, the fair market value of Common Stock or other property determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee in good faith or otherwise permitted by the Plan (including with respect to Substitute Awards), the closing price of a share of Common Stock as reported on the principal securities exchange or market on which the Common Stock is then listed or principally traded. If the relevant date does not fall on a day on which the Common Stock has traded on such securities exchange or market, the date on which the Fair Market Value shall be established shall be the last day on which the Common Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee in its discretion. To the extent applicable as determined by the Committee, Fair Market Value will be determined in accordance with Code Section 409A.

(y) "_Former Plan_" has the meaning ascribed it in the preamble hereto.

(z) "_Immediate Family Members_" has the meaning set forth in Section 15(b).

(aa) "_Incentive Stock Option_" means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan and Section 422 of the Code.

(bb) "_Nonqualified Stock Option_" means an Option that is not designated by the Committee, or which does not qualify, as an Incentive Stock Option.

(cc) "_Officer_" means a person who is an "officer" of the Company or any Affiliate within the meaning of Section 16 of the Exchange Act (whether or not the Company is subject to the requirements of the Exchange Act).

(dd) "_Option_" means an Award granted under Section 7 of the Plan.

(ee) "_Option Period_" has the meaning given such term in Section 7(c) of the Plan.

(ff) "*Other Stock-Based Award*" means an Award granted under Section 10 of the Plan.

(gg) "*Participant*" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(hh) "*Performance Award*" means an Award granted under this Plan subject to Section 11 of the Plan.

(ii) "*Permitted Transferee*" has the meaning set forth in Section 15(b) of the Plan.

(jj) "*Person*" means any individual or entity, including a corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated association, government or governmental agency or authority.

(kk) "*Plan*" means this Jones Lang LaSalle Incorporated Amended and Restated 2019 Stock Award and Incentive Plan, as further amended from time to time.

(ll) "*Restricted Period*" means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(mm) "*Restricted Stock Unit*" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(nn) "*Restricted Stock*" means shares of Common Stock, subject to certain specified restrictions (including a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) "*Retirement*" means, in each of the cases set forth below, the following:

(i) Grants On or After the Effective Date to Employees Hired Prior to January 1, 2015. Effective for all Awards made on or after the Effective Date to Participants who were hired prior to January 1, 2015, the standard definition of "Retirement" for purposes of each such Award shall mean the termination of employment when any one of the following conditions has been met:

(A) For such Participants who were 52 years old on January 1, 2015, (1) being at least fifty-five (55) years old with at least ten (10) years of service to the Company and its Affiliates, (2) being at least fifty-five (55) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable.

(B) For such Participants who were 48 years old or older but younger than 52 years old on January 1, 2015, (1) being at least fifty-seven (57) years old with at least eight (8) years of service to the Company and its Affiliates, (2) being at least fifty-seven (57) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable.

(C) For such Participants who were younger than 48 years old on January 1, 2015, (1) being at least sixty (60) years old with at least five (5) years of service to the Company and its Affiliates, (2) being at least sixty (60) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable.

(ii) Grants On or After the Effective Date to Employees Hired On or After January 1, 2015. Effective for all Awards made to Participants hired on or after January 1, 2015, the standard definition of "Retirement" for purposes of each such Award shall mean the termination of employment when any one of the following conditions has been met: (1) being at least sixty (60) years old with at least five (5) years of service to the Company and its Affiliates, (2) being at least sixty (60) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable. In the case of a Participant who was previously employed by the Company and was re-hired on or after January 1, 2015, prior service will be recognized and he or she will be covered by clause (i) above depending on his or her age on January 1, 2015. In the case of a Participant who becomes employed by the Company as the result of a merger or acquisition, the definition of "Retirement" shall be governed by the applicable contractual documentation related to the transaction, but in the absence thereof then prior service will be recognized and he or she will be covered by clause (i) above depending on his or her age on January 1, 2015. In addition, in the cases of each of clauses (i) and (ii) above, (1) the Company or the Committee may in its discretion impose on a Participant additional conditions regarding non-competition and non-solicitation of clients and employees in order for the Participant to realize the benefits relating to a qualified Retirement for purposes of the Plan and (2) the Board may in its discretion modify the terms of specific Awards, to be reflected in the respective Award Agreements related to such Awards, so as to impose a different definition of "Retirement" from that which is set forth in the Plan.

(pp) "*SAR Period*" has the meaning given such term in Section 8(c) of the Plan.

(qq) "*Securities Act*" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(rr) "*Stock Appreciation Right*" or "SAR" means an Award granted under Section 8 of the Plan.

(ss) "*Strike Price*" means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option; or (ii) in the case of a SAR granted independent of an Option, an amount not less than the Fair Market Value on the Date of Grant.

(tt) "*Subsidiary*" means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares or any equivalent equity-type ownership (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders' agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person and/or a Subsidiary of such Person; or (b) the only general partners (or functional equivalents thereof) of which are that Person and/or one or more Subsidiaries of that Person (or any combination thereof).

(uu) "*Substitute Award*" has the meaning given such term in Section 5(e).

(vv) "*Termination of Service*" means, with respect to Deferred Compensation Awards, a "separation from service" within the meaning of Treasury Regulations Section 1.409A-1(h), or, with respect to any other Award, means (i) a Participant is no longer providing services to the Company or an Affiliate as an officer, employee, director, advisor or consultant or (ii) with respect to an individual who is an officer, employee or consultant to an Affiliate, such entity ceases to be an Affiliate of the Company and such individual is not providing services to the Company or another Affiliate; provided, however, that the Committee shall have the discretion to determine whether or when a Participant who terminates services as an employee, but continues to provide services in the capacity of an officer, consultant, advisor or director immediately following such termination, has incurred a Termination of Service.

(ww) "*Total Payment*" has the meaning given such term in Section 15(aa).

3. Effective Date; Duration

The Plan shall be effective as of the Effective Date. Unless sooner terminated by the Board in accordance with Section 14 hereof, the expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration

(a) *Generally*. The Committee shall administer the Plan. If a Committee member shall fail to qualify as an Eligible Director, such failure shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan, unless invalidation is required by applicable law or securities exchange requirement. Unless otherwise expressly provided in the applicable charter or bylaws, the acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

(b) *Committee Authority*. Subject to the provisions of the Plan (including as to delegation of authority) and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with Awards; (iv) determine the terms and conditions of any Award and Award Agreement (including approval of forms of Award Agreement(s)); (v) determine whether, to what extent, and under what circumstances Awards may be settled, adjusted, or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination, and take any other action, that the Committee deems necessary or desirable for the administration of the Plan.

(c) *Delegation*. The Committee may delegate to one or more Officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee herein, subject to the requirements of applicable law.

(d) *Discretion of Committee*. Unless otherwise expressly provided in the Plan (including in Section 13(b) of the Plan), all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including the Company or any Affiliate, any Participant, any holder or beneficiary of any Award and any shareholder of the Company.

(e) *Indemnification*. A member of the Board, the Committee, a delegate of the Committee or any employee or agent of the Company acting under the Plan will be indemnified in accordance with the Company's applicable governing documents as in effect from time to time.

(f) *Discretion to Grant Awards and Interpret Plan*. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Shares Subject to the Plan; Grant of Awards; Limitations

(a) *Shares Subject to the Plan*. Awards granted under the Plan shall be subject to the following limitations:

(i) subject to Section 13 of the Plan, the Committee is authorized to deliver under the Plan 1,687,845 shares of Common Stock;

(ii) subject to Section 13 of the Plan, grants of Options or SARs under the Plan in respect of no more than 250,000 shares of Common Stock may be made to any single Participant during any calendar year, and, subject to Section 13 of the Plan, grants of Incentive Stock Options under the Plan in respect of no more than 250,000 shares of Common Stock may be made to any single Participant during any calendar year;

(iii) subject to Section 13 of the Plan, no more than 250,000 shares of Common Stock may be earned in respect of Performance Awards denominated in shares of Common Stock granted pursuant to Section 11 of the Plan to any single Participant for a single calendar year during a performance period, or in the event such Performance Award is paid in cash, other securities, other Awards or other property, no more than the Fair Market Value of 250,000 shares of Common Stock on the last day of the performance period to which such Award relates; and

(iv) the maximum amount that can be paid to any single Participant in any one calendar year pursuant to a cash compensation opportunity Award described in

Section 11 of the Plan shall be $15,000,000. Subject to Section 13 of the Plan, the total compensation for any non-employee director for any fiscal year shall not exceed $750,000, which is inclusive of cash and the aggregate grant date value (calculated by multiplying the Fair Market Value of a share of Common Stock on the Date of Grant by the aggregate number of shares subject to such Award) of any Awards granted during any fiscal year.

(b) *Grant of Awards*. The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, Deferred Stock Awards and/or Performance Awards to one or more Eligible Persons selected in its sole discretion. Common Stock under the Plan may be delivered in settlement of a deferred compensation obligation with the Company, and such grant of Common Stock hereunder shall count under the Plan as an Other Stock-Based Award or Deferred Stock Award (as the case may be) on such terms and conditions as the Committee determines. An Eligible Person may be granted more than one Award under the Plan, and Awards may be granted at any time or times during the term of the Plan. The grant of an Award to an Eligible Person shall not be deemed either to entitle that individual to, or to disqualify that individual from, participation in any other grant of Awards under the Plan.

(c) *Share Counting*. For purposes of Section 5(a), (i) each share of Common Stock underlying an outstanding Option under the Plan or Former Plan shall reduce the available shares by one (1) share; (ii) a number equal to the greater of each share available to be delivered upon exercise of a SAR and the number of shares underlying a SAR under the Plan (whether the distribution is made in cash, shares or a combination thereof) shall reduce the available shares by one (1) share, other than a SAR that, by its terms, from and after the Date of Grant thereof is payable only in cash, in which case the available shares shall not be reduced; and (iii) each share of Common Stock delivered pursuant to, or otherwise underlying, an Award under the Plan other than an Option, SAR or Substitute Award (defined below), shall reduce the available shares by one (1) share. Use of shares of Common Stock to pay the required Exercise Price or tax obligations shall, notwithstanding anything herein to the contrary, not be available again for other Awards under the Plan. Shares underlying Awards under this Plan or the Former Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under the Plan. Shares of Common Stock repurchased by the Company with proceeds received from the exercise of an Option issued under this Plan or the Former Plan, or shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award, in either instance, shall not be added back or available for grant hereunder. For the avoidance of doubt, Awards that can only be settled in cash shall not be treated as shares of Common Stock granted for purposes of this Plan. Upon the exercise of an Option or SAR under the Plan or Former Plan settled in shares of Common Stock, the number of shares of Common Stock subject to the Option or SAR (or portion thereof) that is being exercised shall not be available again for other Awards under the Plan notwithstanding the number of shares of Common Stock actually delivered in connection with the exercise of such Award. The maximum number of shares of Common Stock that may be issued under the Plan in this Section 5 shall not be affected by (i) the payment of dividends or Dividend Equivalents in cash or in shares of Common Stock in connection with outstanding Awards; or (ii) any shares required to satisfy Substitute Awards.

(d) *Source of Shares*. Shares delivered pursuant to the Plan may be, in whole or in part, authorized and unissued shares, or treasury shares, including shares repurchased by the Company for purposes of the Plan.

(e) *Substitute Awards*. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("*Substitute Awards*").

(f) *One-Year Period of Restrictions*. Except as otherwise provided pursuant to Section 13(b) or Section 14(b), the vesting period or restrictions on any share-based Award granted to any Participant shall not be less than one (1) year from the date of grant; provided that the Committee may provide for a vesting or restriction period of less than one-year for up to 5% of the available shares as set forth in Section 5(a)(i) hereof.

6. Eligibility

Participation shall be limited to Eligible Persons who have entered into an Award Agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7. Options

(a) *Generally*. Each Option granted under the Plan shall be subject to the conditions set forth in this Section 7 and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement (including the Exercise Price and the mechanics (as applicable) for determining or adjusting the Exercise Price). All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply

with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non- qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) *Exercise Price*. Except as otherwise provided by the Committee in the case of Substitute Awards or pursuant to Section 13, the exercise price (the "*Exercise Price*") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share on the Date of Grant; provided, however, that, in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant.

(c) *Vesting and Expiration*. Options shall (i) vest and become exercisable in such manner and on such date or dates, and (ii) expire after such period, not to exceed ten years (the "*Option Period*"), in each case, as may be determined by the Committee and as set forth in an Award Agreement. With respect to an Incentive Stock Option, the Option Period shall not exceed five years from the Date of Grant granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate. Notwithstanding any vesting dates set by the Committee in the Award Agreement, the Committee may, consistent with the terms of the Plan, accelerate the vesting and/or exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to vesting and/or exercisability (as determined by the Committee). Unless otherwise provided by the Committee in an Award Agreement or otherwise determined by it in accordance with the Plan: (i) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option without consideration therefor, and the vested portion of such Option shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or Disability, but not later than the expiration of the Option Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant's death or Disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the Option Period and (ii) both the unvested and the vested portion of an Option shall automatically expire upon the termination of the Participant's employment or service by the Company for Cause without consideration therefor.

(d) *Method of Exercise and Form of Payment*. No shares of Common Stock shall be delivered pursuant to any exercise of an Option until payment or satisfaction of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written notice of exercise or, if provided for, electronic notice of exercise, to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or shares of Common Stock having a Fair Market Value on the date of exercise equal to the Exercise Price (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual delivery of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and are held for the applicable period as determined by the Company's auditors to avoid adverse accounting charges; and (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; or (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered a copy of irrevocable instructions to a broker to sell the shares of Common Stock otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a "net exercise" method whereby the Company withholds from the delivery of the shares of Common Stock for which the Option was exercised that number of shares of Common Stock having a Fair Market Value equal to the aggregate Exercise Price for the shares of Common Stock for which the Option was exercised. Any fractional shares of Common Stock shall be settled in cash.

The Committee may specify a reasonable minimum number of shares of Common Stock or a percentage of the shares subject to an Option that may be purchased on any exercise of an Option; provided, that such minimum number shall not prevent a Participant from exercising the full number of shares of Common Stock as to which the Option is then exercisable.

(e) *Incentive Stock Options*. Any Option designated as an Incentive Stock Option shall not constitute an Incentive Stock Option to the extent such Option is for shares of Common Stock having an aggregate Fair Market Value (as of the Date of Grant) in excess of $100,000, determined as of the date such Option is exercisable for the first time by such Participant during any year and in accordance with the provisions of Section 422 of the Code.

(f) *Notification upon Disqualifying Disposition of an Incentive Stock Option*. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing promptly after the date the Participant makes a disqualifying disposition of any shares of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including any sale) of such shares of Common Stock before the later of (i) two years after the Date of Grant of the Incentive Stock Option; or (ii) one year after the date of exercise of the Incentive Stock Option upon which such shares were issued. The Company may, if determined by the Committee and in

accordance with procedures established by the Committee, retain possession of any shares of Common Stock acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(g) *Compliance With Laws, etc*. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange on which the securities of the Company are listed or traded.

(h) *Dividend Equivalents*. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

8. Stock Appreciation Rights

(a) *Generally*. Each SAR granted under the Plan shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) *Strike Price*. Except as otherwise provided by the Committee in the case of Substitute Awards or pursuant to Section 13, the Strike Price per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share on the Date of Grant.

(c) *Vesting and Expiration*. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. Any other SAR shall (i) vest and become exercisable in such manner and on such date or dates; and (ii) expire after such period, not to exceed ten years (the "*SAR Period*"), in each case as may be determined by the Committee and as set forth in an Award Agreement; provided, however, that notwithstanding any vesting dates set by the Committee in the Award Agreement, the Committee may, in its sole discretion (except as provided in Section 13(b)), accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award Agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or Disability, but not later than the expiration of the SAR Period; or (B) ninety (90) days following termination of employment or service for any reason other than such Participant's death or Disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire without consideration therefor upon the termination of the Participant's employment or service by the Company for Cause.

(d) *Method of Exercise*. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an Option, the SAR Period), the Fair Market Value of a share of Common Stock exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) *Payment*. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock with a Fair Market Value equal to such amount, or any combination thereof, as determined by the Committee in an Award Agreement or otherwise. Any fractional share of Common Stock shall be settled in cash.

(f) *Dividend Equivalents*. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an SAR.

9. Restricted Stock and Restricted Stock Units

(a) *Generally*. Each such grant of Restricted Stock or Restricted Stock Units under the Plan shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) *Restricted Stock — Accounts, Escrow or Similar Arrangement*. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant's name at the Company's transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an Award Agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and unless otherwise set forth in an applicable Award Agreement, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) *Vesting; Acceleration of Lapse of Restrictions*. The Restricted Period shall lapse with respect to an Award of Restricted Stock or Restricted Stock Units at such times as provided by the Committee in an Award Agreement or otherwise determined in a manner consistent with the Plan, and the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant without consideration therefor.

(d) *Delivery of Restricted Stock and Settlement of Restricted Stock Units*.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends on Restricted Stock shall accumulate and be withheld until the restrictions on such Restricted Stock lapse. Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award Agreement).

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise determined by the Committee in accordance with the Plan, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock in respect of such Restricted Stock Units; or (B) defer the delivery of shares of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the shares of Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

(e) _Legends_ _on_ _Restricted_ _Stock_. As determined by the Committee in its sole discretion, each certificate representing Restricted Stock awarded under the Plan shall bear a legend in the form and containing such information as the Committee determines appropriate until the lapse of all restrictions with respect to such Common Stock.

(f) _Dividend_ _Equivalents_. Unless otherwise provided in an Award Agreement, each Restricted Stock Unit shall include the right to receive Dividend Equivalents as provided herein. Dividend Equivalents will accumulate and be withheld until the applicable Restricted Stock Units upon which the Dividend Equivalents are awarded vest and any Dividend Equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Restricted Stock Unit shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of Restricted Stock Units that include Dividend Equivalents, the Dividend Equivalents attributable to such Restricted Stock Units shall expire automatically.

10. Other Stock-Based Awards

(a) _Generally_. The Committee may issue unrestricted shares of Common Stock, or other Awards denominated in shares of Common Stock, whether restricted or unrestricted and whether current or deferred, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine.

(b) _Terms_ _and_ _Conditions_. Each Other Stock-Based Award granted under the Plan shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(c) _Dividend_ _Equivalents_. Unless otherwise provided in an Award Agreement, each Other-Stock Based Award shall include the right to receive Dividend Equivalents as provided herein. Dividend Equivalents will accumulate and be withheld until the applicable Other-Stock Based Award upon which the Dividend Equivalents are awarded vest (if subject to vesting) and any Dividend Equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Other-Stock Based Award shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of Other-Stock Based Award that include

Dividend Equivalents, the Dividend Equivalents attributable to such Other-Stock Based Award shall expire automatically.

11. Performance Awards

(a) _Generally_. The Committee shall have the authority to make the grant, vesting or payment of any Award subject to the achievement of one or more performance goals established by the Committee in such amounts and upon such terms as the Committee shall determine ("Performance Awards").

(b) _Discretion_ _of_ _Committee_ _with_ _Respect_ _to_ _Performance_ _Awards_. With regard to a particular Award, the Committee shall have sole discretion to select the length of the period for measuring performance, the type(s) of Performance Awards to be issued, the performance measures that will be used for a Performance Award, the kind(s) and/or level(s) of performance that will lead to the vesting or grant of shares subject to a Performance Award, and to determine the performance achieved and level of payout under such Performance Award (except as provided by Section 13(b)).

(c) _Payment_ _of_ _Performance_ _Awards_. Unless otherwise provided in the applicable Award Agreement or as otherwise determined by the Committee, a Participant must be employed by the Company or an Affiliate of the Company on the date of payment with respect to a performance period for a Performance Award to be eligible to receive such payment in respect of the Performance Award.

(d) _Timing_ _of_ _Payments_. Performance Awards granted for a performance period shall be paid to Participants as soon as administratively practicable following completion of the performance period and in a manner intended to be exempt or comply with Code Section 409A and local law, as applicable. For Performance Awards covering participants who are U.S. employees and for which no Deferral Election has been made, Performance Awards will be paid in the fiscal year that follows the fiscal year during which the performance period ends and no later than two-and-one-half months following the end of the fiscal year during which the performance period is completed (or at such other time as would not result in a violation of Code Section 409A).

(e) _Dividend_ _Equivalents_. The Committee may grant Dividend Equivalents in respect of Performance Awards. Unless otherwise provided in an Award Agreement, no Performance Award shall include the right to receive Dividend Equivalents. Any Dividend Equivalents granted in respect of Performance Awards will accumulate and be withheld until the applicable Performance Awards upon which the Dividend Equivalents are awarded vest and any Dividend Equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Performance Awards shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of Performance Awards that include Dividend Equivalents, the Dividend Equivalents attributable to such Performance Awards shall expire automatically.

12. Deferred Stock

(a) *Grant of Deferred Stock*. Subject to and consistent with the provisions of the Plan and applicable requirements of Section 409A of the Code, the Committee, at any time and from time to time, may grant Deferred Stock to any Eligible Person in such number, and upon such terms, as the Committee may determine (including, to the extent allowed by the Committee, grants at the election of a Participant to convert shares of Common Stock to be acquired upon lapse of restrictions on Restricted Stock or Restricted Stock Units into such Deferred Stock). A Participant shall have no voting rights with respect to Deferred Stock Awards unless otherwise expressly determined otherwise by the Committee.

(b) *Award Agreement*. Each grant of Deferred Stock shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock underlying the Deferred Stock subject to an Award, the settlement date such shares of Deferred Stock shall be settled and such other provisions as the Committee shall determine that are in accordance with the Plan and Section 409A of the Code.

(c) *Deferred Stock Elections*.

    (i) *Making of Deferral Elections*. If and to the extent permitted by the Committee, an Eligible Person may elect (a "*Deferral Election*"), at such times and in accordance with rules and procedures adopted by the Committee (which shall comport with Section 409A of the Code), to receive all or any portion of such Eligible Person's salary, bonus (including, for the avoidance of doubt, bonuses paid under another plan of the Company) and/or retainer (in the case of a director) (including any cash or share award, other than Options or SARs) either in the form of a number of shares of Deferred Stock equal to the quotient of the amount of salary, bonus and/or retainer or other permissible Award to be paid in the form of Deferred Stock divided by the Fair Market Value of one share of Common Stock on the date such salary, bonus, retainer or other such Award would otherwise be paid in cash or distributed in shares or pursuant to such other terms and conditions as the Committee may determine. The Date of Grant for an Award of Deferred Stock made pursuant to a Deferral Election shall be the date the deferrable amount subject to a Deferral Election would otherwise have been paid to the Participant in cash or shares, unless otherwise determined by the Committee.

    (ii) *Timing of Deferral Elections*. Deferral Elections must be timely filed with the Company pursuant to procedures and policies established by the Committee from time to time.

(d) *Deferral Account*.

    (i) *Establishment of Deferral Accounts*. The Company shall establish an account ("*Deferral Account*") on its books for each Eligible Person who receives a grant of Deferred Stock or makes a Deferral Election. Deferred Stock shall be credited to the Participant's Deferral Account as of the Date of Grant of such Deferred Stock. Deferral Accounts shall be maintained for recordkeeping purposes only, and the Company shall not be obligated to segregate or set aside assets representing securities or other amounts credited to Deferral Accounts. The obligation to make distributions of securities or other amounts credited to Deferral Accounts shall be an unfunded, unsecured obligation of the Company and no Participant shall have the rights in respect of Deferral Accounts greater than that of an unsecured creditor of the Company.

    (ii) *Crediting of Dividend Equivalents*. Except as otherwise provided in an Award Agreement, whenever dividends are paid or distributions made with respect to shares of Common Stock, Dividend Equivalents shall be credited to Deferral Accounts on all Deferred Stock credited thereto as of the record date for such dividend or distribution but only to the extent that a Participant to whom Deferred Stock has been credited is vested in his or her Deferred Stock as of such record date. No Dividend Equivalents will be credited (or accumulated) to Deferral Accounts on any Deferred Stock credited thereto for which a Participant has not vested in his or her Deferred Stock as of such record date. Such Dividend Equivalents to be credited to the Deferral Account shall be in the form of additional Deferred Stock in a number determined by dividing the aggregate value of such Dividend Equivalents by the Fair Market Value of a share at the payment date of such dividend or distribution.

    (iii) *Settlement of Deferral Accounts*. The Company shall settle a Deferral Account by delivering to the holder thereof (which may be the Participant or his or her beneficiary, as applicable) a number of shares of Common Stock equal to the number of shares of Deferred Stock then credited to the Participant's Deferral Account (or a specified portion in the event of any partial settlement); provided, however, that, unless otherwise determined by the Committee, any fractional shares of Deferred Stock remaining in the Deferral Account on the settlement date shall be distributed in cash in an amount equal to the Fair Market Value of a share of Common Stock as of the settlement date multiplied by the remaining fractional share, as determined by the Committee. The settlement date for all Deferred Stock credited in a Participant's Deferral Account shall be determined in accordance with Section 409A of the Code and shall be specified in the applicable Award Agreement or Deferral Election. The Committee may establish a sub-plan to reflect the Deferred Stock provisions under the Plan and the procedures, policies and terms applicable thereto.

(e) *Sub-plan*. The Committee may establish one or more sub-plans hereunder that are consistent with the terms of the Plan with respect to Deferral Accounts, Deferred Stock, and/or deferred amounts hereunder, including so as to comply with Code Section 409A to the extent applicable.

13. Changes in Capital Structure and Similar Events

(a) *Effect of Certain Events*. In the event of (i) any extraordinary dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including a Change in Control) that affects the shares of Common Stock; or (ii) unusual or nonrecurring events (including a Change in Control) affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following:

   (i) adjusting any or all of (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including adjusting any or all of the limitations under Section 5 of the Plan); and (B) the terms of any outstanding Award, including (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards; or to which outstanding Awards relate; (2) the Exercise Price or Strike Price with respect to outstanding Awards; or (3) any applicable performance measures (including performance measures and performance goals);

   (ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

   (iii) and if not assumed or substituted, canceling any one or more outstanding Awards or portion thereof and causing to be paid to the holders thereof, in cash, shares of Common Stock, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other shareholders of the Company in such event), including, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any "equity restructuring" (within the meaning of FASB Accounting Standards Codification Topic 718 or any successor rule), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 13 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any otherwise applicable adjustments under this Section 13 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act or the exemption under Section 409A of the Code, to the extent applicable. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

(b) *Effect of Change in Control*. If, during the effectiveness of the Plan, a Change in Control occurs and, during the two-year period immediately following the consummation of such Change in Control, a Participant incurs an involuntary Termination of Service without Cause, such Participant shall be entitled to the following treatment with respect to his or her Awards (as applicable): (A) each Option and SAR that is at the time outstanding under the Plan shall become fully vested and exercisable with respect to all shares of Common Stock covered thereby; (B) the Restricted Period shall expire and restrictions applicable to all outstanding Restricted Stock Awards and Restricted Stock Units shall lapse and such Awards shall become fully vested; and (C) all outstanding Performance Awards for any performance period that was in effect at the date of Termination of Service will vest in full, calculated as to each such Performance Award assuming that any performance goal will have been achieved (for the entire performance period) at the target level. Notwithstanding any provision of the Plan to the contrary, following a Change in Control, the Committee shall not have any discretion to amend or modify the terms of any Award that was in effect immediately prior to the Change in Control; including, without limitation, as a result of its use of the discretionary authority under Section 13(a) of the Plan as a result of the Change in Control other than as required to comply with changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law.

(c) *No Limit on Power to Undertake Changes in Capital Structure and Similar Events*. The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities senior to, or affecting, the Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

14. Amendments and Termination

(a) *Amendment and Termination of the Plan*. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that (i) no amendment to Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without shareholder approval; and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including as necessary to comply with any rules or requirements of any securities exchange on which the Common Stock may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) *Amendment of Award Agreements*. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that, without shareholder approval as may be required by applicable law or the rules of the applicable securities exchange on which the Common Stock is listed or quoted, except as otherwise permitted under Section 13 of the Plan or in connection with Substitute Awards, (i) no amendment or modification may reduce, and the Committee shall not reduce, the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award, or cash, and (iii) the Committee may not take any other action with respect to an Option or SAR that is considered a "repricing" for purposes of the shareholder approval rules of the applicable securities exchange on which the Common Stock is listed.

15. General

(a) *Award Agreements*. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to and, to the extent required by the Committee, executed (or otherwise agreed to in electronic form) by the Participant (whether in paper or electronic medium (including e-mail or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including, as applicable, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b) *Nontransferability*.

(i) Each Award shall be exercisable only by a Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Nothing herein shall be construed as requiring the Committee to honor the order of a domestic relations court regarding an Award, except to the extent required under applicable law.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the "*Immediate Family Members*"); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or members are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion; or (II) as provided in the applicable Award Agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a "*Permitted Transferee*"), provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee, and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (C) the consequences of the termination of the Participant's employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including that an Option or SAR shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) *Tax Withholding*.

(i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall be permitted and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit or require a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest and are held for the applicable period as determined by the Company's auditors to avoid adverse accounting charges) owned by the Participant having a Fair Market Value equal to such withholding liability; or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such liability. Notwithstanding anything herein to the contrary, the amount withheld shall not exceed the maximum statutory tax rates in the Participant's applicable jurisdictions. The maximum statutory tax rates are based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the Participant's share of payroll or similar taxes, as provided in tax law, regulations or the authority's administrative practices, not to exceed the highest statutory rate in that jurisdiction (even if that rate exceeds the highest rate that may be applicable to the Participant) and that does not result in adverse accounting consequences.

(iii) Notwithstanding the remainder of this clause (d), the withholding of shares of Common Stock having a Fair Market Value equal to such withholding liability shall be the sole method of withholding for any Awards other than Options, SARs, or Dividend Equivalents for which shares of Common Stock are otherwise deliverable pursuant to their terms.

(d) *No Claim to Awards; No Rights to Continued Employment; Waiver*. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement.

(e) *International Participants*. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards (or adopt one or more sub-plans) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) *Designation and Change of Beneficiary*. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Notwithstanding anything herein to the contrary, to the extent that a Participant's beneficiary designation would result in a duplication of, or unintended, benefits payable under this Plan or would otherwise violate applicable law, the Committee shall have the authority to disregard such designation, and payments shall be made in accordance with applicable law.

(g) *Termination of Employment/Service*. Unless determined otherwise by the Committee at any point following such event or as otherwise provided in an Award Agreement, service shall not be considered terminated in the case of (i) any approved leave of absence; (ii) transfers among the Company or any Affiliate, or any successor, in any capacity of any employee, director or consultant; or (iii) any change in status as long as the individual remains in the service of the Company or an Affiliate in any capacity of employee, director or consultant. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option, if such leave exceeds three (3) months, and re-employment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Nonqualified Stock Option on the day following the expiration of such three (3) month period.

(h) *No Rights as a Shareholder*. Except as otherwise specifically provided in the Plan or any Award Agreement or otherwise determined by the Committee, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) *Government and Other Regulations*.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Committee shall have the authority to provide that all certificates for shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange upon which the Common Stock or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan,

the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions or require representations of a Participant with respect to any Award granted under the Plan that it deems necessary or advisable in order that such Award complies with the applicable securities law and/or other legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of shares of Common Stock to the Participant, the Participant's acquisition of shares of Common Stock from the Company and/or the Participant's sale of shares of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable); over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof and within such period as would not result in a violation of Code Section 409A.

(iii) Notwithstanding any provision herein or in any Award Agreement to the contrary, amounts payable or to be provided hereunder shall be subject to claw-back or disgorgement, to the extent applicable, under the Company's compensation clawback and recoupment policies (or similar policies of general applicability), as in effect and as may be amended from time to time. If pursuant to Section 10D of the Exchange Act, the Common Stock would not be eligible for continued listing on the securities exchange upon which the Common Stock is listed, if applicable, under Section 10D(a) of the Exchange Act if it (or they) did not adopt policies consistent with Section 10D(b) of the Act, then, in accordance with those policies that are so required, any incentive-based compensation payable to any Participant hereunder or pursuant to any Award Agreement or otherwise shall be subject to clawback in the circumstances, to the extent, and in the manner, required by Section 10D(b)(2) of the Exchange Act, as interpreted by rules of the Securities Exchange Commission or applicable stock exchange.

(j) *Payments to Persons Other Than Participants*. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) *Nonexclusivity of the Plan*. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including the granting of stock options, other equity-based awards or incentive compensation otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) *No Trust or Fund Created*. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that, insofar as they may have become entitled to payment of compensation by performance of services, they shall have the same rights as other employees under general law.

(m) *Reliance on Reports*. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates or Subsidiaries and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) *Relationship to Other Benefits*. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) *Governing Law*. The Plan shall be governed by and construed in accordance with the internal laws of the State of Maryland without giving effect to conflict of laws provisions.

(p) *Severability*. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid,

illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(q) *Obligations Binding on Successors*. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization of the Company.

(r) *Incentive Stock Options Shareholder Approval*. The Plan shall become effective on the Effective Date, provided, however, that no Incentive Stock Options shall be valid as an Incentive Stock Option unless and until the Plan has been approved by shareholders no later than the twelve (12) month anniversary of adoption by the Board in the manner provided under Section 424 of the Code and Treasury Regulations thereunder. Nothing in this clause shall affect the validity of Awards granted after the Effective Date if such shareholder approval has not been obtained.

(s) *Expenses*. The expenses of administering the Plan shall be borne by the Company and its Affiliates.

(t) *Interpretation*. Masculine pronouns and other words of masculine gender shall refer to both men and women. Whenever the words "include," "includes" or "including" are used in the Plan, they shall be deemed to be followed by the words "without limitation."

(u) *Titles and Headings*. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(v) *Other Agreements*. The Committee may require, as a condition to the vesting of, grant of and/or the receipt of shares of Common Stock under an Award, that the Participant execute lock-up or other agreements, as it may determine in its sole and absolute discretion.

(w) *Payments*. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive shares of Common Stock under any Award made under the Plan.

(x) *Brokerage Accounts*. Participants shall abide by the terms of any brokerage, custody or similar agreement established by the Company in connection with administration of the Plan, including the automatic reinvestment of dividends and payments on shares of Common Stock awarded under the Plan, to the extent such shares of Common Stock are held pursuant to such agreement. Such brokerage, custody or similar agreement may be modified by the Company (subject to the consent of such broker or applicable counterparty) at any time and from time to time.

(y) *Section 409A*. To the extent applicable and notwithstanding any other provision of the Plan, the Plan and Award Agreements hereunder shall be administered, operated and interpreted in accordance with Section 409A of the Code, including any regulations or other guidance that may be issued after the date on which the Board approves the Plan, provided, however, that in the event that the Committee determines that any amounts payable hereunder may be taxable to a Participant under Section 409A of the Code prior to the payment and/or delivery to such Participant of such amount, the Company may (i) adopt such amendments to the Plan and related Award, and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder; and/or (ii) take such other actions as the Committee determines necessary or appropriate to comply with or exempt the Plan and/or Awards from the requirements of Section 409A of the Code. The Company and Affiliates make no guarantees to any Person regarding the tax treatment of Awards or payments made under the Plan, and, notwithstanding the above provisions and any agreement or understanding to the contrary, if any Award, payments or other amounts due to a Participant (or his or her beneficiaries, as applicable) results in, or causes in any manner, the application of any adverse tax consequence under Section 409A of the Code or otherwise to be imposed, then the Participant (or his or her Beneficiaries, as applicable) shall be solely liable for the payment of, and the Company and its Affiliates shall have no obligation or liability to pay or reimburse (either directly or otherwise) the Participant (or his or her beneficiaries, as applicable) for, any such adverse tax consequences. If any Deferred Compensation Award is payable to a "specified employee" (within the meaning of Treasury Regulations Section 1.409A-1(i)), then such payment, to the extent payable due to the Participant's Termination of Service and not otherwise exempt from Section 409A of the Code, shall not be paid before the date that is six (6) months after the date of such Termination of Service (or, if earlier, the date of such Participant's death) and shall be paid on the first business day following such six (6) month anniversary (or death, as applicable).

(z) *Data Privacy*. Except as prohibited by applicable law (including, as applicable, foreign laws), the receipt by a Participant of an Award and the benefits thereunder may be conditioned on such Participant acknowledging and consenting to the collection, use and transfer, in electronic or other form, of personal data as described in this subsection by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering and managing the Participant's participation in this Plan. The Committee may, from time to time and at any time, require Participants to execute consents or similar agreements providing for such collection, use and transfer, in a manner consistent with applicable law (including, as applicable, foreign laws). Subject to applicable law (including, as applicable, foreign laws), the Company and its Affiliates may hold certain personal information about a Participant, including but not limited to, the Participant's

name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares held in the Company or any of its Subsidiaries and Affiliates, and details of all Awards, in each case, for the purpose of implementing, managing and administering this Plan and Awards (the "*Data*"). Subject to applicable law (including, as applicable, foreign laws), the Company and its Affiliates may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Participant's participation in this Plan, and the Company and its Affiliates may each further transfer the Data to any third parties assisting the Company and its Affiliates in the implementation, administration and management of this Plan. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. Through acceptance of an Award, subject to applicable law (including, as applicable, foreign laws), each Participant authorizes and shall authorize upon request such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or its Affiliates, or the Participant, may elect to deposit any Common Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant's participation in this Plan. Subject to applicable law (including, as applicable, foreign laws), a Participant may, at any time, view the Data held by the Company or its Affiliates with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to such Participant or refuse or withdraw the consents set forth in the Award Agreement in writing, in any case without cost, by contacting his or her local human resources representative.

(aa) *Mitigation of Excise Tax*. In the event that a Participant becomes entitled to the benefit under the Plan, either alone or together with other payments or rights accruing to the Participant from the Company, Affiliates and Subsidiaries ("*Total Payments*"), if all or any part of the Total Payments will be subject to the tax imposed by Section 4999 of the Code (or any similar tax that may hereafter be imposed) (the "Excise Tax"), the Total Payments shall be reduced (but not below zero) such that the value of the Total Payments shall be one dollar ($1) less than the maximum amount of payments which you may receive without becoming subject to the tax imposed by Section 4999 of the Code; provided, however, that the foregoing limitation shall not apply in the event that it is determined that the Total Payments on an after-tax basis (i.e., after payment of federal, state, and local income taxes, penalties, interest, and Excise Tax) if such limitation is not applied would exceed the after-tax benefits to the Participant if such limitation is applied. The Participant shall bear the expense of any and all Excise Taxes due on any payments that are deemed to be "excess parachute payments" under Section 280G of the Code. if, pursuant to the previous provisions of this Section 15(aa) the Total Payments are to be reduced, the determination of whether and how any reduction in the rights or payments under the Plan is to apply shall be made by the Committee in good faith after consultation with the Participant, and such determination shall be conclusive and binding on the Participant; provided that any parachute payments that constitute deferred compensation, within the meaning of Section 409A, shall be reduced after all other payments have been reduced, and such deferred compensation payments shall be reduced in reverse order of their scheduled payment dates. The Participant shall cooperate in good faith with the Committee in making such determination and providing the necessary information for this purpose. Notwithstanding the foregoing provisions of this Section 15(aa), in the event a Participant is a party to an employment agreement or other agreement with the Company or an Affiliate that provides for more favorable treatment for the Participant regarding Section 280G of the Code, such agreement shall be controlling.

(bb) *Plan Document Controls*. This Plan and each Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof; provided, however, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

(cc) *Employment Agreement Supersedes Award Agreement*. In the event a Participant is a party to an employment agreement with the Company and/or an Affiliate that expressly provides for vesting or extended exercisability of Awards on terms more favorable to the Participant than the Participant's Award Agreement or this Plan, such employment agreement shall be controlling, provided, however, that: (a) the employment agreement shall not be controlling; to the extent the Participant and the Company and/or an Affiliate agree it shall not be controlling; and (b) an employment agreement or modification to an employment agreement shall be deemed to modify the terms of any pre-existing Award only if the terms of the employment agreement expressly so provide.

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